UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Management Report			1
Independent Auditors' Report			13
Financial Statements
Balance Sheets			15
Income Statements			19
Statements of Changes in Stockholders' Equity			20
Statements of Cash Flows			21
Statements of Value Added			22
Notes to the Financial Statements			23
Note	1	. General Information	23
Note	2	. Presentation of Financial Statements	23
Note	3	. Significant Accounting Practices	24
Note	4	. Cash and Cash Equivalents	29
Note	5	. Interbank Investments	29
Note	6	. Securities and Derivatives Financial Instruments	30
Note	7	. Interbank Accounts	47
Note	8	. Loan Portfolio and Allowance for Loan Losses	47
Note	9	. Foreign Exchange Portfolio	51
Note	10	. Trading Account	51
Note	11	. Tax Credits	52
Note	12	. Other Receivables - Other	54
Note	13	. Non-Current Assets Held for Sale	55
Note	14	. Dependence Information and Foreign Subsidiary	55
Note	15	. Investments in Affiliates and Subsidiaries	56
Note	16	. Fixed Assets	61
Note	17	. Intangibles	61
Note	18	. Money Market Funding and Borrowings and Onlendings	61
Note	19	. Tax and Social Security	65
Note	20	. Subordinated Debts	67
Note	21	. Debt Instruments Eligible to Compose Capital	67
Note	22	. Other Payables - Other	68
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	68
Note	24	. Stockholders’ Equity	72
Note	25	. Operational Ratios	74
Note	26	. Related Parties	75
Note	27	. Income from Services Rendered and Banking Fees	81
Note	28	. Personnel Expenses	81
Note	29	. Other Administrative Expenses	81
Note	30	. Tax Expenses	82
Note	31	. Other Operating Income	82
Note	32	. Other Operating Expenses	82
Note	33	. Non-Operating Result	82
Note	34	. Income Tax and Social Contribution	83
Note	35	. Employee Benefit Plans - Post-Employment Benefits	83
Note	36	. Risk Management Structure	90
Note	37	. Corporate Restructuring	95
Note	38	. Subsequent Events	96
Note	39	. Other Information	97
Executive’s Report of Financial Statements			98
Executive’s Report of Independent Auditors' Report			99
Summary of the Audit Committee Report			100

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES MANAGEMENT REPORTS

Dear Stockholders:

We present herein the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended June 30, 2015, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS) for the period ended June 30, 2015 will be released within the statutory period, at the website www.santander.com.br/ri.

1) Macroeconomic Environment

In the first half of 2015 the banking activity in Brazil was carried out in an environment of weak economy and higher interest rates to curb inflation and depreciation of the real against the dollar.

The Selic interest rate stood at 13.75%, up 200 basis points from the 11.75% in the end of 2014. Monetary policy action along with fiscal tightening measures should help contain inflation. The IPCA reached 8.89% in the first half of 2015, exceeding the target that is 6.5%.

The labor market has begun a process of deterioration in recent months, with unemployment rate of 6.7% in May 2015 (latest data reported), at rate of 4.9% recorded in May 2014.

The loan portfolio grew 10.1% in May 2015 compared to May 2014. In the first quarter, the growth rate was around 11%. This deceleration between the 2T15 (April and May) versus 1T15, can be seen both in the credit of directed resources, whose growth gave to 16.5% a year, as the credit with free resources, which grew only 4.7% between May 2014 and May 2015. The portfolio of public banks increased 15.1% in twelve months, while private banks expanded by 4.1%.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	1H15	1H14	annual changes %	2Q15	1Q15	quarter changes %
Financial Income	35,321.5	27,756.3	27.26	16,083.5	19,238.0	-16.40
Financial Expenses	(29,616.1)	(18,001.1)	64.52	(11,008.0)	(18,608.1)	-40.84
Gross Profit From Financial Operations (1) (3)	5,705.4	9,755.2	-41.51	5,075.5	629.9	705.76
Other Operating (Expenses) Income (2) (3)	(1,179.9)	(6,877.6)	-82.84	2,321.1	(3,501.0)	-166.30

Operating Income	4,525.5	2,877.6	57.27	7,396.6	(2,871.1)	-357.62

Non-Operating Income	117.2	45.4	158.15	38.9	78.3	-50.32

Income Before Taxes on Income and Profit Sharing	4,642.7	2,923.0	58.83

Income Tax and Social Contribution (1) (2)	523.3	(1,240.9)	-142.17	(3,276.5)	3,799.8	-186.23
Profit Sharing	(532.5)	(552.8)	-3.67	(268.8)	(263.7)	1.93
Minority Interest	(68.7)	(83.4)	-17.63	(9.2)	(59.5)	-84.54

NET INCOME	4,564.80	1,045.90	336.45	3,881.0	683.8	467.56

The net income of Banco Santander presented in the period ended June 30, 2015 a increase of 336.5%. Excluding amortization expense of goodwill of R$1,899.9 million in 2015 and R$1,818.5 in 2014, the consolidated net income is R$6,464.7 million in 2015 and R$2,864.4 million in 2014.

The total expenses, including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 4.8% in 2015 compared with June 2014, while personnel and profit sharing expenses increased 7.8% and other administrative expenses increased 2.7% YoY.

The consolidated result with loans and leasing operations, which includes interest income, exchange rate changes, recovery of loans previously written off and others, increased 41.5% YoY.

Main changes that affected the net income of the period

a) Hedge of the foreign investments (1)

The Bank operate a branch in the Cayman Islands and Santander EFC which used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us, which are extended to our customers for working capital and trade-related financings.

To protect the exposures exchange rate variations, the Bank uses derivative. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation for the real in foreign investments is nontaxable to PIS/COFINS/IR/CSLL, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

The different tax treatment of such exchange differences results in volatility in earnings (loss) and operating the Tax Expense accounts (PIS/COFINS) and income taxes (IR/CSLL). Exchange rate variations recorded from foreign investments the period ended on June 30, 2015 resulted in a gain of R$5,132 million. On the other hand, contracts for derivatives contracted to cover these positions generated a loss in Derivatives Instruments of R$8,970 million. The tax effect of these derivatives impacted the Tax Expenses line generating a tax gain of R$417 million of PIS/COFINS and a gain of R$3,421 million of IR/CSLL.

b) Cofins (2)

Banco Santander reported that the Superior Tribunal Federal (STF) denied unanimously at its plenary session on May 28, 2015, following the extraordinary appeal lodged by Public Ministry regarding the Cofins (Law 9,718/98), which intended to retire earlier decision of the Federal Court in favor of Banco Santander.

Based on the STF's decision, Banco Santander recorded the reversal of legal liabilities amounting R$7,950 million related to Cofins under "Other Operating Income" amountig R$7,672 million and "Tax Expenses", amounting to R$278 million. The tax effect was recorded on "Income Tax and Social Contribution" amounting R$3,180 million.

c) Other significant items that affected the net income of the period (3)

The Bank recorded provisions of which the most important were: loss to the recoverable amount of the asset recorded for the purchase of rights to the provision of payroll services in the amount of R$534 million recorded on "Other Operating Expenses", active in the acquisition and development of software in the amount of R$363 million recorded on "Other Operating Expenses" and permanent losses in the realization value of securities classified in securities available for sale recognized categories of R$469 million recorded on "Securities Transactions".

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$Millions)	Jun/15	Jun/14	annual changes %	Mar/15	quarter changes %	Dec/14
Current and Long-Term Assets	591,268.7	476,749.3	24.02	596,215.8	-0.83	572,730.1
Permanent Assets	14,020.9	17,450.7	-19.65	16,074.8	-12.78	17,226.0
TOTAL ASSETS	605,289.6	494,200.0	22.48	612,290.6	-1.14	589,956.1

Current and Long-Term Liabilities	541,232.7	434,864.5	24.46	553,030.2	-2.13	531,085.1
Deferred Income	418.6	335.2	24.88	408.1	2.57	408.9
Minority Interest	1,906.3	997.5	91.11	1,449.4	31.52	1,141.4

Stockholders' Equity	61,732.0	58,002.8	6.43	57,402.9	7.54	57,320.7

TOTAL LIABILITIES	605,289.6	494,200.0	22.48	612,290.6	-1.14	589,956.1

The total assets presented a increase of 22.4% YoY, and they are mainly represented by: R$254,522.6 million of loan portfolio, R$145,899.7 million of securities and derivative financial instruments, R$56,850.1 million of interbank investments, and R$34,689.4 million of interbank accounts. In June 2014 amounts: R$226,362.7 million, R$103,861.8 million, R$32,501.6 million, R$45,327.7 million.

FUNDING BY CUSTOMERS (R$Millions)	Jun/15	Jun/14	annual changes %	Mar/14	quarter changes %	Dec/14
Demand Deposits	14,842	14,635	1.42	15,255	-2.70	16,049
Saving Deposits	36,595	35,779	2.28	37,569	-2.59	37,939
Time Deposits	89,342	79,532	12.33	84,008	6.35	85,867
Debentures/LCI/LCA¹	82,192	67,222	22.27	79,731	3.09	74,276
Treasury Bills (Letras Financeiras)[2]	51,015	33,568	51.98	44,159	15.53	37,583

Total Funding	273,987	230,735	18.75	260,722	5.09	251,714
1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

The total of funding resources increased 18.8%, compared with June 2014. The highlight was the YoY growth of 52.0% on Treasury Bills and 22.3% on Debentures/LCI/LCA.

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$Million)	Jun/15	Jun/14	annual changes %	Mar/15	quarter changes %	Dec/14
Individuals [1]	81,534	75,873	7.46	79,819	2.15	78,292
Consumer Finance (Vehicles and Other Assets)	35,338	36,851	-4.11	36,178	-2.32	36,756
Small and Medium-sized Entities	31,352	31,264	0.28	31,643	-0.92	31,767
Large-sized Entity	106,299	82,375	29.04	110,596	-3.89	98,781
Total Loan portfolio (gross) [2]	254,523	226,363	12.44	258,236	-1.44	245,596

Allowance for Loan Losses	(15,080)	(14,655)	2.90	(14,078)	7.12	(14,582)

Total Loan portfolio (net)	239,443	211,708	13.10	244,158	-1.93	231,014
1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$117,139 and R$107,713 on March 31, 2015 and December 31, 2014, respectively.

On June 30, 2015, the loan portfolio (gorss) presented a growth of 12.4% compared to June 2014. In the YoY evolution the higher growth was 29.0% of Large-sized Entity.

Delinquency

The delinquency ratio non-performing loans more than 90 days reached 3.2% of the loan portfolio, showing an decrease of 0.9 p.p. in twelve months and a grow of 0.2 p.p. in three months.

Allowance for loan losses represents 5.9% of the loan portfolio in June 2015 and 6.5% in June 2014.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the period ended June 30, 2015 is R$13,995 million and R$13,409 million in 2014, YoY, the expense increased 4.0%.

2.4) Stockholders’ Equity

In June 2015, Banco Santander consolidated stockholders’ equity presented a increase of 6.4% YoY and 7.5% in the quarter.

The evolution of stockholders’ equity in the period is due, mainly, to the increase of net profit reached R$4,565 million in June 2015.

In 2015, 4,399,600 Units were acquired and 4,388,476 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on June 30, 2015, amounting to 16,548,984 Units (06/30/2014 - 18,674,191 Units) equivalent to R$235 million (06/30/2014 - R$192 million). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.11, R$14.29 e R$18.51. In 2015, was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounted to 13,137,665 ADRs, in the amount of R$252 million (06/30/2014 - R$160 million). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$ 6.17 e US$10.21. The market value of these shares on June 30, 2015 was R$16.92 per Unit and US$5.44 per ADR. In the period ended June 30, 2015, due to the Optimization Plan PR, were registered amount of R$70 thousand issuance cost, totaling R$487 million (06/30/2014 - R$352 million) of treasury shares.

In June 2015, dividends of R$150 millions were declared as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)				Jun/15	Jun/14	Dec/14
Interest on capital				-	-	690.0
Interim Dividends				-	99.8	99.8
Intercalary Dividends				150.0	520.2	740.2
Total				150.0	620.0	1,530.0

• Plan to Optimize the Capital Structure

According to the Material Fact disclosed on September 26, 2013, in order to optimize Banco Santander´s capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the recent prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposal for distribution of equity to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (lapse of time for opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The equity distribution to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6 billion. The issuance of Notes was held on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Share Reverse Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting, approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$172 million; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares now correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) is now comprised of one common share and one preferred share. Such events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that were not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”), to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank announced to the market that the valuation report prepared by Rothschild was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Exchange Offer and Banco Santander filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Exchange Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain announced to the market the Exchange Offer Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank. Thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the ADRs representative of Units acquired in the Exchange Offer in the USA. As consequence of the Exchange Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

2.5) Basel Index

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 6% and the Principal Capital requirement of 4.5%.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect in October 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

BASEL INDEX %		Jun/15 (1)	Jun/14	Dec/14
Basel Index - consolidated		18.1	17.9	17.5

'(1) As a continuation the adoption of the rules established by Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by Resolution 4,280/2013, starting up a new period of comparison.

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended June 30, 2015 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	63,009.9	5,299.1	274.7	2,218.9
Aymoré Crédito, Financiamento e Investimento S.A.	30,632.8	1,512.8	265.9	26,638.7
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,506.9	2,707.5	26.7	1,664.5
Santander Corretora de Câmbio e Valores Mobiliários S.A	907.2	423.4	40.4	0.8
(1) Includes Leasing portfolio and other credits

3) Events

3.1) Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of its share capital (40%).

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Banco Santander will continue to originate payroll loan transactions independently through its own channels.

b) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 31, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31,128, through the issue of 20 million new common shares. Santander Conglomerate controls such company.

c) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

On July 31, 2014, the acquisition of Getnet, announced on April 4, 2014, was concluded.

In the EGM´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. under the terms of the Merger Protocol of Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) dated as of August 29, 2014.

According to the Protocol, Getnet Adquirencia e Serviços para Meios de Pagamento S.A. received the book value of all assets, rights and obligations of Getnet totaling R$42,895, which was extinguished and succeeded by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in all their rights and obligations (merger). Considering that all the shares issued by Getnet were held by Getnet Adquirencia e Serviços para Meios de Pagamento S.A., no increase of the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. following the approval of the merger was made, and the net assets of Getnet was registered in Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in return of the investment account.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and an increase on operational leverage with gains of scale.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occurred between August 1, 2014 to August 31, 2014 were appropriated by Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Liabilities	396,205
Cash	21,720	Derivative Financial Instruments	4,574
Other Receivables	247,388	Borrowings	169,702
Other Assets	3,383	Other Payables	221,929
Permanent Assets	166,609	Stockholders' Equity	42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total	439,100

d) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17 million. On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of SGS Getnet.

The iZettle Brasil operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

e) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base. It is also expect a reduction in the costs and expenses related to the maintenance of ATMs.

In November 2014, Santander Serviços sold 1.16% of the investment in this company.

f) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.), a subsidiary of Banco Santander.

The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The sale operations was not concluded until June 30, 2015 and is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

g) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, the operation involving the sale of the asset management business current developed by Santander Brasil Asset was concluded("Transaction"), as informed in the Material Fact dated May 30, 2013. The Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds. The Transaction generated a gain to Banco Santander of R$2,008 million before taxes (taxes effect of R$803 million).

Within the scope of the Transaction, Banco Santander disposed all Santander Brasil Asset shares, of which, during the Transaction, the asset management activity then performed by Santander Brasil Asset was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, the Asset Manager and Banco Santander entered into a commercial agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as administrator and distributor of funds, receiving remuneration consistent with market practices.

h) Others Corporate Movements

We also performed the following corporate actions:

• On April 30th, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet.

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. and Ideia Produções e Design Ltda. by Webmotors S.A.

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 120 million.

• On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 127 million.

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• Was celebrated on June 21, 2013 between Webmotors and Carsales.com the Share Subscription Agreement (“Agreement”) with a view for Carsales to participate in the capital stock of Webmotors (“Transaction”), representing 30% of all its capital amounting R$180 million. This transaction generated a gain in Santander Serviços of R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital.

3.2) Subsequent Events

a) Changes in the Tax Legislation

On May 21, 2015 it was published the Provisional Measure No. 675/2015 amending the rate of the Social Contribution on Profit of financial institutions from 15% to 20%, and it will be aply from September 2015. The conversion of this Provisional Measure to become law is pending approval by Congress.

It was edited the Decree No. 8,426 / 2015 which increased the rate of social contributions PIS and COFINS from zero to 0.65% and 4% , respectively , applicable to non-financial corporations, incident on financial income, including those resulting from the hedges and excluding exchange rate variations export and foreign exchange liabilities. The new rates are applicable in the case of legal entities that calculate these contributions by non-cumulative system and will be in effect from 1 July 2015 .

b) Agreement on the acquisition, by Banco Santander (Brasil) S.A. and certain of its subsidiaries, of part of the financial operation of PSA Group in Brazil and a consequent creation of a joint venture

On 24 July 2015 Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Santander Brasil entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré Crédito, Financiamento e Investimento S.A., and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Santander Brasil, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

4) Strategy

Banco Santander is a universal bank focused on retail activities. Certainly, the only path to grow on a recurring and sustainable basis is providing excellence services to increase satisfaction levels and getting more linked clients. Thus, the priority is working as a simple, personal and fair bank. Our strategy is defined according to a long-term scenario and is mainly focused on an efficient execution of the following priorities:

• Increase clients’ preference and linkage with segmented, simple, modern and efficient products and services that, through a multi-channel platform, seek to maximize our customer satisfaction.

• Improve recurrence and sustainability growing in business with greater revenue diversification, considering balanced credit, funding and services and, at the same time, maintaining an efficient management of expenses and a strict control of risks.

• Capital discipline and liquidity to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

• Increase productivity through an intense agenda of productive transformation allowing us to offer a complete services portfolio.

The strategy prioritizes selective growth, close and long-lasting relations with our shareholders, and alignment with the country’s social and economic development agenda. The latter is achieved based on a sustainable credit expansion model, strong support for private sector and education.

The Bank currently undergoing a commercial transformation agenda focused on client satisfaction, which includes modernizing, simplifying and improving the supply of products, services and processes. This agenda is based on multiple offers of services channels together with a segmented offering.

The offer of modern and innovative multiple channels allows the Bank to function as a simple bank capable of serving an increasing number of digital clients, who can connect with the bank whenever they want, no matter where they are.

The Bank's segmentation means that we can ensure personalized service for each client. One recent example was the launch of “Santander Negócios e Empresas”, a financial and non-financial solution designed to fuel SMEs growth. Regarding to products, the association with Bonsucesso has accelerated operations, strengthening the payroll loan business.

In pursuit of becoming a simpler, easier-to-use bank, we launched the “Boas-vindas” package, through which clients can open a service package and start using the bank on the same day, or on the next business day at the latest (opening of account, delivery of cards and password on the same day).

In addition, the implementation of our new “CERTO” commercial model has enabled us to improve our management tools, allowing us to build more personalized relations with clients, offering them solutions that are tailored to their needs. This agenda is also accompanied by a strong cultural shift. As a result, we now have a bank with higher quality indices and more satisfied clients, which is reflected in the improvement of Banco Santander position in the Central Bank of Brazil complaints ranking.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

On April 27, 2015, the Board of Directors approved the Financial Statements relative to the first quarter of the year 2015.

On April 28, 2015, the Board of Directors approved: (a) Report 20-F; (b) the Annual Report for the Evaluation of Operational Risk, Business Continuity and Internal Control Department on the 2nd semester of 2014, in accordance with Resolutions CMN 2.554/1998 and 3.380/2006; (c) the report, policies and strategies to the management of market risk, pursuant to the Resolution CMN 3.464/2007; (d) the report, policies and strategies to the management of credit risk, pursuant to the Resolution CMN 3.721/2009; (e) the policy and strategies of the Bank in order to make sure that they are able to maintain appropriate and enough liquidity ratios, as well as the report with the structure and management of the liquidity ratios, pursuant to the Resolution CMN 4.090/2012; and (f) the Report of Description of Capital Structure Management, pursuant to Article 7, §1 of Resolution CMN 3.988/2011.

On May 28, 2015, the Board of Directors: (a) To approve the changes of competences and denominations of the Compensation and Appointment Committee and of the Corporate Governance and Sustainability Committee, and the respective amendments in the Bylaws of the aforesaid Committees; (b) To nominate the members of the Compensation Committee, Corporate Governance, Appointment and Sustainability Committee, and Risks Committee, for a new term of office; (c) To approve the respective annual remuneration for the Compensation Committee, Corporate Governance, Appointment and Sustainability Committee, and Risks Committee; (d) To elect the members of the Board of Executive Officers to a new term of office; e (e) To know the exoneration of Mr. Carlos Alberto López Galán, Vice-President Executive Officer of the Bank.

On June 29, 2015, the Board of Directors: (a) To know the Living Will Plan of the Banco Santander and (b) Approve the elect of Mr. Jean Pierre Dupui, current Director with no specific designation, to the position of Director Bank's Executive Vice President of the Bank.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, approved by Executive Comittee and Board of Directors

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios;

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation.

• Keep informed, assess and monitor the observations and recommendations that may be made by the supervisory authorities in the fulfillment of their duties.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk (targeted by areas acting under the portfolio management point of view), market risk and operational risk.

A specific department has the mission to consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, it is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, it has developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of Bacen.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, corruption prevention, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The local corporative area, Non-Financial Risks, is responsible for implementing the Operational Risks and Internal Controls management of Santander Bank (Brazil) S.A. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The 2014 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded on March 30, 2015 and found no evidence of any of significant deficiences or material weaknesses.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

The Audit Committee and the Board of Directors were informed on the result of the work of Internal Audit’s works during the year ended in 2015, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2015. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others, its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the six months of 2015, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2015, taking into account their design and operating effectiveness.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The Bank has a talented and committed team, with more than 50 thousand employees in Brazil. The Bank seeks professionals who likes challenge and want to go further and further away. Through the various differences to work in the Organization, offer support and the necessary conditions for each to do their work better.

• An environment that encourages everyone to do the best for the client: Banco Santander encourages a dynamic, challenging and stimulating environment, always focused on meeting customer needs.

• An environment that values new ideas: the Bank's culture reinforces the value of new ideas, is therefore interested to hear the contributions of professionals and stimulates the creative and innovative thinking to together under the best and most efficient solutions;

• An environment where everybody make a difference: the Bank recognizes the contributions and individual differences, but, above all, values teamwork, because sure that the joint action contributes to customer satisfaction and the achievement of best results;

• A opportunities and development environment: the Bank recognizes the potential of professionals, so it offers opportunities, invest in the development and offer it the necessary support for the professional and personal growth of People.

9) Sustainable Development

The sustainability strategy of Banco Santander is based on three main pillars aligned to our business strategy and to Brazil’s development agenda: (i) Social and Financial Inclusion; (ii) Education; (iii) Socio-Environmental Business. Among the second quarter highlights are I) the “Escola Brasil” Program, that improved by 291 volunteer actions from all over Brazil, some with focus on financial education for public schools; II) the successful auditing of the Brazilian Central Bank related to the implementation of the new Socio-Environmental Responsibility Policy and the expansion of the incorporation of sustainability in the main processes of the organization; III) Over R$ 45.9 million in lending disbursements for Socio-Environmental projects, totaling R$ 140.8 million in 2015. IV) The “Sustentabilidade Pra Todo Lado” which is an action of internal engagement with the objective of advance the issue of sustainability and enhance perception and pride of the Bank's performance in this area. This year the Bank has done its 4th edition, with the participation of 10,623 employees.

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended in March 2015, there have not been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall audit fee consideration. The non-audit services provided in the period ended June 30, 2015 was:

Date of agreement	Description of services
03.23.2015	Assurance on the selection of eligible customers and their distribution coupons as recommended in the regulation of promotion “Santander Copa América”.
03.17.2015	Review of standards of the Salary Variation Compensation Fund (FCVS)
05.29.2015	Assurance of the selection of eligible customers and their distribution coupons for participation of the raffle " Vale a Pena ser Digital "
02.13.2015	Review of tax procedures

In addition, the Bank confirms that Deloitte has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended June 30, 2015 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Approved at the Meeting of the Board of July 29, 2015).
***

Deloitte.

Deloitte Touche Tohmatsu
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Tel.: +55 (11) 5186-1000
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www.deloitte.com.br

INDEPENDENT AUDITORS' REPORT

To the Management and Shareholders of
Banco Santander (Brasil) S.A.
São Paulo - SP

We have examined the individual and consolidated financial statements of Banco Santander (Brasil) S.A. ("Bank") and its subsidiaries and special propose entities ("Consolidated"), consisting of the balance sheets as of June 30, 2015 and the related statements of income, changes in stockholders' equity (Bank) and cash flows for the six-month period then ended, as well as a summary of the significant accounting practices and other notes to the financial statements.

Management's responsibility for the financial statements

The Bank's management is responsible for the preparation and fair presentation of these financial statements in accordance with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil (BACEN) and for the internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, which was conducted in accordance with Brazilian and International Standards on Auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank and subsidiaries' preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

Opinion for the individual and consolidated financial statements

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Banco Santander (Brasil) S.A. as of June 30, 2015, and the results of their operations and their cash flows for the six-month period ended, in conformity with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil (BACEN).

Other matters

Statement of value added and comprehensive income

We have also examined the statements of value added (Bank and Consolidated) for the six-month period ended June 30, 2015 and the statement of comprehensive income for the three and six-month period then ended, prepared under the responsibility of the Bank's management, whose presentation by publicly-held companies is required by Brazilian Corporate Law. These statements have been subjected to the same auditing procedures referred to above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 29, 2015

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Bizerra de Souza
Engagement Partner

2015-0750 (Ingl BACEN ind e cons)

© 2015 Deloitte Touche Tohmatsu. All rights reserved.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES BALANCE SHEETS

In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
	Note	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Current Assets		360,577,717	282,392,291	370,859,101	289,582,370
Cash	4	4,420,394	4,670,666	5,524,600	5,004,702
Interbank Investments	5	74,891,601	51,287,476	56,738,776	32,447,494
Money Market Investments		32,449,344	21,114,874	32,451,542	21,114,874
Interbank Deposits		20,313,319	21,524,924	2,158,296	2,684,942
Foreign Currency Investments		22,128,938	8,647,678	22,128,938	8,647,678
Securities and Derivative Financial
Instruments	6	54,743,253	55,510,050	56,739,157	57,801,692
Own Portfolio		11,705,107	17,031,870	11,970,383	27,116,329
Subject to Repurchase Commitments		37,729,473	32,110,415	35,712,433	22,305,279
Derivative Financial Instruments		4,715,817	1,701,187	5,870,387	1,848,813
Linked to Central Bank of Brazil		512,835	2,348,025	512,835	2,449,917
Privatization Certificates		451	67	451	67
Linked to Guarantees		79,570	2,318,486	2,672,668	4,081,287
Interbank Accounts	7	34,331,939	44,923,455	34,521,604	45,166,100
Payments and Receipts Pending Settlement		1,782,228	2,623,148	1,782,228	2,623,148
Restricted Deposits:		32,498,626	42,237,114	32,688,291	42,479,759
Central Bank Deposits		32,497,435	42,230,158	32,687,100	42,472,803
National Housing System		1,191	6,956	1,191	6,956
Correspondents		51,085	63,193	51,085	63,193
Lending Operations	8	88,322,536	53,838,920	108,162,890	71,887,209
Public Sector		48,716	44,611	49,639	44,611
Private Sector		91,188,981	56,367,489	111,491,435	74,916,317
Lending Operations Assignment		2,079	9,510	2,079	9,510
(Allowance for Loan Losses)	8.f	(2,917,240)	(2,582,690)	(3,380,263)	(3,083,229)
Leasing Operations	8	13	1,047	1,650,504	1,913,110
Public Sector		-	-	493	2,379
Private Sector		16	1,131	1,678,608	1,956,016
(Allowance for Lease Losses)	8.f	(3)	(84)	(28,597)	(45,285)
Other Receivables		102,725,302	71,402,679	106,030,774	74,434,605
Credits for Guarantees Honored		1,005	769	1,005	769
Foreign Exchange Portfolio	9	59,984,057	39,164,788	59,984,057	39,164,788
Income Receivable		815,411	510,603	550,601	516,490
Trading Account	10	1,845,632	549,252	2,009,650	662,356
Tax Credits	11	6,426,849	4,305,789	7,195,312	4,964,746
Others	12	33,927,891	26,971,565	36,597,522	29,257,166
(Allowance for Other Receivables Losses)	8.f	(275,543)	(100,087)	(307,373)	(131,710)
Other Assets		1,142,679	757,998	1,490,796	927,458
Non-Current Assets Held for Sale	13	-	-	181,848	-
Other Assets		644,044	456,248	646,064	461,986
(Allowance for Valuation)		(49,934)	(49,385)	(49,946)	(51,482)
Prepaid Expenses		548,569	351,135	712,830	516,954

		Bank		Consolidated
Note	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Long-Term Assets		250,401,735	215,158,715	220,409,482	187,166,917
Interbank Investments	5	12,667,741	10,060,692	111,342	54,090
Interbank Deposits		12,667,741	10,060,692	111,342	54,090
Securities and Derivative Financial
Instruments	6	128,692,670	87,099,725	89,160,585	46,060,094
Own Portfolio		14,352,259	12,492,936	26,432,989	10,435,947
Subject to Repurchase Commitments		87,827,274	59,708,179	34,824,037	20,077,226
Derivative Financial Instruments		7,184,353	3,996,529	7,165,995	4,052,895
Linked to Central Bank of Brazil		9,025,477	5,709,004	9,477,943	5,709,004
Privatization Certificates		2,574	2,776	2,574	2,776
Linked to Guarantees		10,300,733	5,190,301	11,257,047	5,782,246
Interbank Accounts	7	167,818	161,576	167,818	161,576
Restricted Deposits:		167,818	161,576	167,818	161,576
National Housing System		167,818	161,576	167,818	161,576
Lending Operations	8	79,135,873	93,098,153	94,508,490	109,059,678
Public Sector		77,563	63,426	77,885	63,426
Private Sector		89,618,201	103,328,462	105,495,804	119,949,661
Lending Operations Related to Assignment		117	5,443	117	5,443
(Allowance for Loan Losses)	8.f	(10,560,008)	(10,299,178)	(11,065,316)	(10,958,852)
Leasing Operations	8	13	134	1,465,947	1,608,728
Public Sector		-	-	-	422
Private Sector		22	390	1,507,623	1,670,735
(Allowance for Lease Losses)	8.f	(9)	(256)	(41,676)	(62,429)
Other Receivables		29,056,151	24,211,579	34,036,711	29,266,834
Receivables for Guarantees Honored		25,145	40,014	25,145	40,014
Foreign Exchange Portfolio	9	938,936	233,334	938,936	233,334
Income Receivable		294,933	230,552	294,933	230,552
Negotiation and Intermediation of Securities	10	3	9,502	3	9,502
Tax Credits	11	14,342,327	12,744,582	16,113,030	14,721,054
Others	12	13,651,277	11,260,154	16,921,294	14,406,561
(Allowance for Other Receivables Losses)	8.f	(196,470)	(306,559)	(256,630)	(374,183)
Other Assets		681,469	526,856	958,589	955,917
Temporary Assets		101,801	1,801	101,809	1,809
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		581,433	526,820	858,553	955,881

Permanent Assets		29,303,806	30,836,644	14,020,928	17,450,745
Investments		17,173,267	13,921,370	37,584	49,731
Investments in Affiliates and Subsidiaries:	15	17,154,977	13,903,248	18,959	25,744
Domestic		14,447,460	11,591,216	18,959	25,744
Foreign		2,707,517	2,312,032	-	-
Other Investments		50,848	49,892	56,839	61,413
(Allowance for Losses)		(32,558)	(31,770)	(38,214)	(37,426)
Fixed Assets	16	6,272,019	6,202,753	6,707,408	6,363,450
Real Estate		2,547,196	2,460,719	2,653,309	2,469,326
Others		9,940,282	9,154,518	11,017,553	9,487,240
(Accumulated Depreciation)		(6,215,459)	(5,412,484)	(6,963,454)	(5,593,116)
Intangibles	17	5,858,520	10,712,521	7,275,936	11,037,564
Goodwill		26,120,037	26,020,084	27,527,244	26,276,031
Intangible Assets		6,561,783	6,880,264	6,940,336	7,042,233
(Accumulated Amortization)		(26,823,300)	(22,187,827)	(27,191,644)	(22,280,700)
Total Assets		640,283,258	528,387,650	605,289,511	494,200,032

		Bank		Consolidated
Note	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Current Liabilities		383,543,728	321,174,417	341,287,937	278,667,120
Deposits	18.a	114,114,117	116,670,596	91,383,623	83,836,786
Demand Deposits		14,928,055	14,959,503	14,842,319	14,634,502
Savings Deposits		36,595,391	35,778,901	36,595,391	35,778,901
Interbank Deposits		23,117,139	35,053,203	572,277	2,725,089
Time Deposits		39,473,532	30,878,989	39,373,636	30,698,294
Money Market Funding	18.b	104,200,690	67,870,928	76,642,164	52,510,227
Own Portfolio		89,001,221	64,625,647	69,442,687	49,964,943
Third Parties		14,299,986	2,999,995	6,299,994	2,299,998
Linked to Trading Portfolio Operations		899,483	245,286	899,483	245,286
Funds from Acceptance and Issuance of
Securities	18.c	43,386,039	46,108,814	45,540,898	47,763,584
Exchange Acceptances		-	-	554,021	564,156
Resources of Debentures		-	-	-	368,513
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		35,132,001	42,172,299	36,732,839	42,894,400
Securities Issued Abroad		7,789,314	3,775,536	7,789,314	3,775,536
Funding by Structured Operations Certificates		464,724	160,979	464,724	160,979
Interbank Accounts	7	1,573,489	2,492,149	1,573,489	2,492,149
Receipts and Payments Pending Settlement		1,536,121	2,458,360	1,536,121	2,458,360
Correspondents		37,368	33,789	37,368	33,789
Interbranch Accounts		2,229,046	1,509,361	2,229,091	1,509,361
Third-Party Funds in Transit		2,228,915	1,508,702	2,228,915	1,508,702
Internal Transfers of Assets		131	659	176	659
Borrowings	18.e	26,551,582	16,785,447	26,628,776	16,800,428
Local Borrowings - Other Institutions		5,551	39,457	82,572	54,438
Foreign Borrowings		26,546,031	16,745,990	26,546,204	16,745,990
Domestic Onlendings - Official Institutions	18.e	5,631,288	3,830,907	5,631,288	3,830,907
National Treasury		522	627	522	627
National Economic and Social Development
Bank (BNDES)		2,563,032	1,606,531	2,563,032	1,606,531
Federal Savings and Loan Bank (CEF)		4,549	4,435	4,549	4,435
National Equipment Financing Authority (FINAME)		2,929,869	2,140,184	2,929,869	2,140,184
Other Institutions		133,316	79,130	133,316	79,130
Foreign Onlendings	18.e	-	9,348	-	9,348
Foreign Onlendings		-	9,348	-	9,348
Derivative Financial Instruments	6	5,839,985	1,224,085	6,518,229	1,345,207
Derivative Financial Instruments		5,839,985	1,224,085	6,518,229	1,345,207
Other Payables		80,017,492	64,672,782	85,140,379	68,569,123
Collected Taxes and Other		1,143,607	1,065,025	1,158,971	1,071,970
Foreign Exchange Portfolio	9	54,197,384	34,939,608	54,197,384	34,939,608
Social and Statutory		363,125	871,188	376,214	881,833
Tax and Social Security	19	1,201,740	1,395,076	1,758,853	1,968,035
Trading Account	10	186,644	551,388	527,359	1,113,035
Subordinated Debt	20	-	2,146,690	-	2,146,690
Debt Instruments Eligible to Compose Capital	21	171,529	121,766	171,529	121,766
Others	22	22,753,463	23,582,041	26,950,069	26,326,186

		Bank		Consolidated
Note	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Long-Term Liabilities		194,604,120	148,882,035	199,944,738	156,197,476
Deposits	18.a	52,922,393	49,730,160	52,403,833	50,281,006
Interbank Deposits		2,759,847	688,503	2,435,863	1,447,383
Time Deposits		50,162,546	49,041,657	49,967,970	48,833,623
Money Market Funding	18.b	50,521,408	37,546,063	49,576,203	37,435,219
Own Portfolio		35,647,061	26,794,076	34,701,856	26,683,232
Linked to Trading Portfolio Operations		14,874,347	10,751,987	14,874,347	10,751,987
Funds from Acceptance and Issuance of
Securities	18.c	42,770,440	19,156,593	44,955,500	21,975,123
Exchange Acceptances		-	-	433,632	476,151
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		38,644,963	10,322,977	40,396,391	12,665,356
Securities Issued Abroad		4,120,366	8,833,616	4,120,366	8,833,616
Funding by Structured Operations Certificates		5,111	-	5,111	-
Borrowings	18.e	2,938,000	1,330,152	2,938,000	1,330,152
Local Borrowings - Other Institutions		6,461	11,606	6,461	11,606
Foreign Borrowings		2,931,539	1,318,546	2,931,539	1,318,546
Domestic Onlendings - Official Institutions	18.e	10,105,749	9,111,697	10,105,749	9,111,697
National Treasury		-	104	-	104
National Economic and Social Development
Bank (BNDES)		4,253,708	4,385,754	4,253,708	4,385,754
Federal Savings and Loan Bank (CEF)		108,102	105,149	108,102	105,149
National Equipment Financing Authority (FINAME)		5,716,378	4,618,656	5,716,378	4,618,656
Other Institutions		27,561	2,034	27,561	2,034
Derivative Financial Instruments	6	5,620,640	2,954,061	6,158,016	3,127,013
Derivative Financial Instruments		5,620,640	2,954,061	6,158,016	3,127,013
Other Payables		29,725,490	29,053,309	33,807,437	32,937,266
Foreign Exchange Portfolio	9	795,834	149,924	795,834	149,924
Tax and Social Security	19	5,688,698	12,026,139	9,017,083	15,246,047
Negotiation and Intermediation of Securities	10	62,753	68,314	62,753	68,314
Subordinated Debts	20	7,546,449	6,701,967	7,546,449	6,701,967
Debt Instruments Eligible to Compose Capital	21	7,742,306	5,496,174	7,742,306	5,496,174
Others	22	7,889,450	4,610,791	8,643,012	5,274,840

Deferred Income		401,854	323,214	418,601	335,155
Deferred Income		401,854	323,214	418,601	335,155

Minority Interest		-	-	1,906,282	997,454

Stockholders' Equity	24	61,733,556	58,007,984	61,731,953	58,002,827
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		722,153	637,513	724,768	638,322
Profit Reserves		6,598,190	1,901,894	6,598,190	1,863,973
Adjustment to Fair Value		(2,099,588)	(1,179,430)	(2,120,302)	(1,175,826)
Retained Earnings		-	-	16,496	28,351
(-) Treasury Shares		(487,199)	(351,993)	(487,199)	(351,993)

Stockholders' Equity Total		61,733,556	58,007,984	63,638,235	59,000,281

Total Liabilities		640,283,258	528,387,650	605,289,511	494,200,032
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES INCOME STATEMENTS

In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	06/30/2015	06/30/2014	06/30/2015	06/30/2014

Financial Income		35,882,587	27,337,913	35,321,464	27,756,305
Lending Operations		21,498,440	14,468,868	25,150,041	17,688,185
Leasing Operations		-	-	236,780	254,091
Securities Transactions	6.a	15,292,772	9,659,913	10,768,739	6,544,526
Derivatives Transactions		(1,764,043)	646,685	(1,717,910)	688,975
Foreign Exchange Operations		(667,001)	870,444	(651,307)	870,444
Operations of Sale or Transfer of Financial Assets		15,452	5,880	16,465	12,419
Compulsory Deposits		1,506,967	1,686,123	1,518,656	1,697,665

Financial Expenses		(31,507,599)	(18,930,769)	(29,616,114)	(18,001,122)
Funding Operations Market	18.d	(22,579,865)	(14,593,000)	(19,961,196)	(12,753,881)
Borrowings and Onlendings Operations		(3,183,571)	932,778	(3,330,690)	796,537
Leasing Operations		(62)	(566)	-	-
Allowance for Loan Losses	8.f	(5,744,101)	(5,269,981)	(6,324,228)	(6,043,778)

Gross Profit From Financial Operations		4,374,988	8,407,144	5,705,350	9,755,183

Other Operating (Expenses) Income		(97,332)	(5,948,421)	(1,179,868)	(6,877,534)
Income from Services Rendered	27	3,744,509	3,503,782	4,340,960	3,900,174
Income from Banking Fees	27	1,129,431	1,174,921	1,397,238	1,415,692
Personnel Expenses	28	(2,965,172)	(2,820,959)	(3,290,748)	(2,994,435)
Other Administrative Expenses	29	(5,912,316)	(5,990,082)	(6,479,483)	(6,277,165)
Tax Expenses	30	(830,363)	(1,437,508)	(1,122,858)	(1,672,476)
Investments in Affiliates and Subsidiaries	15	739,722	587,421	846	291
Other Operating Income	31	8,581,101	1,220,831	8,574,742	1,247,433
Other Operating Expenses	32	(4,584,244)	(2,186,827)	(4,600,565)	(2,497,048)

Operating Income		4,277,656	2,458,723	4,525,482	2,877,649

Non-Operating Income	33	88,212	46,738	117,224	45,396

Income Before Taxes on Income and Profit Sharing		4,365,868	2,505,461	4,642,706	2,923,045

Income Tax and Social Contribution	34	766,548	(939,972)	523,264	(1,240,905)
Provision for Income Tax		(45,974)	(528,256)	(331,981)	(743,211)
Provision for Social Contribution Tax		(14,721)	(297,721)	(186,956)	(451,237)
Deferred Tax Credits		827,243	(113,995)	1,042,201	(46,457)

Profit Sharing		(488,431)	(524,896)	(532,534)	(552,810)

Minority Interest		-	-	(68,696)	(83,408)

Net Income		4,643,985	1,040,593	4,564,740	1,045,922

Number of Shares (Thousands)	24.a	7,541,480	7,550,148
Net Income per Thousand Shares (R$)		615.79	137.82
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

In thousands of Brazilian real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Note	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2013		62,828,201	827,496	1,381,494	99,807	(560,497)	(127,177)	(1,332,264)	-	(291,707)	62,825,353
Employee Benefit Plan		-	-	-	-	-	-	1,772	-	-	1,772
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(60,266)	(60,266)
Result of Treasury Shares	24.d	-	(5,360)	-	-	-	-	-	-	-	(5,360)
Reservations for Share - Based Payment	35.f	-	689	-	-	-	-	-	-	-	689
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	792,962	45,774	-	-	-	838,736
Dividends based on Reserve for Dividend Equalization	24.b	-	-	-	(99,807)	-	-	-	-	-	(99,807)
Restructuring of Capital	24.d & f	(5,828,201)	(185,312)	-	-	-	-	-	-	(20)	(6,013,533)
Net Income		-	-	-	-	-	-	-	1,040,593	-	1,040,593
Allocations:
Legal Reserve		-	-	52,030	-	-	-	-	(52,030)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(520,193)	-	(520,193)
Reserve for Dividend Equalization	24.c	-	-	-	468,370	-	-	-	(468,370)	-	-
Balances as of June 30, 2014		57,000,000	637,513	1,433,524	468,370	232,465	(81,403)	(1,330,492)	-	(351,993)	58,007,984

Balances as of December 31, 2014		57,000,000	548,164	1,489,139	615,066	117,875	(118,161)	(1,881,352)	-	(445,501)	57,325,230
Employee Benefit Plan		-	-	-	-	-	-	228,995	-	-	228,995
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(41,673)	(41,673)
Result of Treasury Shares	24.d	-	(3,918)	-	-	-	-	-	-	-	(3,918)
Reservations for Share - Based Payment	35.f	-	177,907	-	-	-	-	-	-	-	177,907
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(429,816)	(17,129)	-	-	-	(446,945)
Restructuring of Capital	24.d & f	-	-	-	-	-	-	-	-	(25)	(25)
Net Income		-	-	-	-	-	-	-	4,643,985	-	4,643,985
Allocations:
Legal Reserve		-	-	232,199	-	-	-	-	(232,199)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(150,000)	-	(150,000)
Dividends	24.b	-	-	-	4,261,786	-	-	-	(4,261,786)	-	-
Balances as of June 30, 2015		57,000,000	722,153	1,721,338	4,876,852	(311,941)	(135,290)	(1,652,357)	-	(487,199)	61,733,556
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CASH FLOWS

In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Operational Activities
Net Income		4,643,985	1,040,593	4,564,740	1,045,922
Adjustment to Net Income		1,864,881	9,767,876	3,561,250	11,096,292
Allowance for Loan Losses	8.f	5,744,101	5,269,981	6,324,228	6,043,778
Provision for Legal Proceedings and Administrative and Legal Obligations		(5,712,581)	2,067,676	(5,360,707)	2,406,693
Deferred Tax Credits		(990,323)	212,715	(1,247,279)	(23,787)
Equity in Affiliates and Subsidiaries	15	(739,722)	(587,421)	(846)	(291)
Depreciation and Amortization	29	2,831,673	2,679,011	2,999,238	2,704,523
Recognition (Reversal) Allowance for Other Assets Losses	33	533	(958)	420	(1,034)
Result on Sale of Other Assets	33	(32,996)	(28,919)	(33,616)	(29,551)
Result on Impairment of Assets	32	900,003	1,271	901,479	1,271
Result on Sale of Investments	33	(34,404)	-	(59,928)	43
Others		(101,403)	154,520	38,261	(5,353)
Changes on Assets and Liabilities		(7,661,245)	(24,268,115)	(8,376,890)	(26,377,465)
Decrease (Increase) in Interbank Investments		(12,331,589)	(2,666,032)	(10,018,064)	(3,117,710)
Decrease (Increase) in Securities and Derivative Financial Instruments		(5,752,416)	(31,902,927)	(9,653,589)	(25,752,095)
Decrease (Increase) in Lending and Leasing Operations		(14,525,545)	(4,443,436)	(14,149,792)	(5,526,231)
Decrease (Increase) in Deposits on Central Bank of Brazil		(2,592,531)	2,893,786	(2,585,794)	(6,854,009)
Decrease (Increase) in Other Receivables		26,303,040	8,273,433	27,038,744	7,984,578
Decrease (Increase) in Other Assets		(274,155)	(15,023)	(196,637)	57,187
Net Change on Other Interbank and Interbranch Accounts		(684,295)	(11,209,407)	(684,295)	(1,472,629)
Increase (Decrease) in Deposits		7,990,312	15,940,975	(739,447)	(95,315)
Increase (Decrease) in Money Market Funding		8,175,400	2,994,470	15,865,619	11,483,356
Increase (Decrease) in Borrowings		5,380,697	876,479	5,246,470	1,331,331
Increase (Decrease) in Other Liabilities		(19,357,525)	(5,030,641)	(18,211,167)	(4,105,931)
Increase (Decrease) in Change in Deferred Income		7,362	20,208	9,675	26,972
Tax Paid		-	-	(298,613)	(336,969)
Net Cash Provided by (Used in) Operational Activities		(1,152,379)	(13,459,646)	(250,900)	(14,235,251)
Investing Activities
Acquisition of Investment		(149,527)	(94,093)	(528)	(2,485)
Acquisition of Fixed Assets		(177,746)	(194,157)	(219,259)	(222,356)
Acquisition of Intangible Assets		(294,728)	(219,672)	(427,055)	(243,939)
Net Cash Received on Sale/Reduction of Investments	15	84	6,303	84	6,261
Acquisition of Subsidiary, unless Net Cash on Acquisition	15	-	-	443	-
Proceeds from Assets not in Use		16,577	62,878	24,543	63,895
Proceeds from Property for Own Use		32,064	8,320	(13,658)	2,063
Proceeds from Non-Current Assets Held for Sale		-	-	281,240	-
Dividends and Interest on Capital Received		539,144	320,966	2,342	11,550
Net Cash Provided by (Used in) Investing Activities		(34,132)	(109,455)	(351,848)	(385,011)
Financing Activities
Restructuring of Capital	24.f	-	(6,000,000)	-	(6,000,000)
Issuance Debt Instruments Eligible to Compose Capital	24.f	-	6,000,000	-	6,000,000
Acquisition of Own Share	24.d & f	(41,698)	(73,799)	(41,698)	(73,799)
Issuance of Long - Term Emissions		46,447,008	22,949,639	47,143,751	23,680,649
Long - Term Payments		(37,751,573)	(25,140,715)	(38,701,697)	(25,720,284)
Subordinated Debts - Payments		(216,074)	(509,836)	(216,074)	(509,836)
Debt Instruments Eligible to Compose Capital - Payments		(169,120)	(60,331)	(169,120)	(60,331)
Dividends and Interest on Capital Paid		(834,922)	(1,453,723)	(815,669)	(1,458,413)
Increase (Decrease) on Minority Interest		-	-	764,862	10,010
Net Cash Provided by (Used in) Financing Activities		7,433,621	(4,288,765)	7,964,355	(4,132,004)
Net Increase (Decrease) in Cash and Cash Equivalents		6,247,110	(17,857,866)	7,361,607	(18,752,266)
Cash and Cash Equivalents at the Beginning of Period	4	23,412,024	36,803,310	23,401,733	38,031,746
Cash and Cash Equivalents at the End of Period	4	29,659,134	18,945,444	30,763,340	19,279,480
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED

In thousands of Brazilian Real - R$, unless otherwise stated

					Bank				Consolidated
		01/01 to			01/01 to	01/01 to		01/01 to
	Note	06/30/2015		06/30/2014		06/30/2015		06/30/2014

Financial Income		35,882,587		27,337,913		35,321,464		27,756,305
Income from Services Rendered and Banking Fees	27	4,873,940		4,678,703		5,738,198		5,315,866
Allowance for Loans Losses	8.f	(5,744,101)		(5,269,981)		(6,324,228)		(6,043,778)
Other Income and Expenses		5,812,315		(917,987)		6,035,081		(1,202,948)
Financial Expenses		(25,763,498)		(13,660,788)		(23,291,886)		(11,957,344)
Third-party Input		(3,639,950)		(2,962,495)		(4,018,520)		(3,209,368)
Materials, Energy and Others		(140,444)		(121,426)		(144,872)		(122,469)
Third-Party Services	29	(914,332)		(1,023,114)		(1,055,600)		(1,152,905)
Impairment of Assets	32	(900,003)		(1,271)		(901,479)		(1,271)
Others		(1,685,171)		(1,816,684)		(1,916,569)		(1,932,723)
Gross Added Value		11,421,293		9,205,365		13,460,109		10,658,733
Retentions
Depreciation and Amortization	29	(2,831,673)		(2,679,011)		(2,999,238)		(2,704,523)
Added Value Produced Net		8,589,620		6,526,354		10,460,871		7,954,210
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	739,722		587,421		846		291
Added Value to Distribute		9,329,342		7,113,775		10,461,717		7,954,501
Added Value Distribution
Employee		3,027,307	32.3%	2,935,482	41.3%	3,350,907	32.0%	3,112,748	39.1%
Compensation	28	1,643,405		1,638,447		1,845,905		1,738,807
Benefits	28	589,497		544,057		641,531		578,467
Government Severance Indemnity Funds for Employees - FGTS		161,544		157,786		178,415		166,441
Others		632,861		595,192		685,056		629,033
Taxes and Contributions		1,317,354	14.2%	2,787,853	39.2%	2,114,170	20.2%	3,347,878	42.1%
Federal		1,106,702		2,588,209		1,866,697		3,118,093
State		357		602		611		604
Municipal		210,295		199,042		246,862		229,181
Compensation of Third-Party Capital - Rental	29	340,696	3.7%	349,847	4.9%	363,204	3.5%	364,545	4.6%
Remuneration of Interest on Capital		4,643,985	49.8%	1,040,593	14.6%	4,633,436	44.3%	1,129,330	14.2%
Dividends	24.b	150,000		520,193		150,000		520,193
Profit Reinvestment		4,493,985		520,400		4,414,740		525,729
Participation Results of Minority of Shareholders		-		-		68,696		83,408
Total		9,329,342	100.0%	7,113,775	100.0%	10,461,717	100.0%	7,954,501	100.0%
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENT
In thousands of Brazilian Real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the bank also operates in the leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The bank's activities are conducted within the context of a group of institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in Note 15, the Special Purpose - Brazil Foreign Diversified Payment Right's Finance Company (Brazil Foreign) and investment funds, where the Santander Group companies are the main beneficiaries or holders the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

The Brazil Foreign was dissolved on April, 27th, 2015 in accordance with Certificate of Dissolution issued by Registral of Companies from Cayman Islands on January, 29th, 2015”.

Funds Consolidated Investments

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty);

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial);

• Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1) and

• Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2).

(1) The carmaker Renault (not belonging to the Conglomerate Santander) sell its duplicates (receivables related to vehicles invoiced to dealers the automaker) to the Fund. This Fund buys only duplicates from Renault carmaker). In turn, the Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) owns 100% of its subordinated quotas. The Fund has began to be consolidated since May, 2015.

(2) The Company CFI RCI Brasil (company belonging to the Conglomerate Santander) sell its product portfolio "floorplan" to the Fund, and holds 100% of its subordinated quotas. This Fund buys exclusively credit operations from CFI RCI Brasil. The Fund has began to be consolidated since May, 2015.

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The Financial Statements of the period ended on June 30, 2015 were approved by Board of Directors at the meeting held on July 29, 2015.

These interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended June 30, 2015 were be disclosed legal deadline, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian real (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Minimum Requirements in the Process of Pricing Financial Instruments (Securities and Derivatives Financial Instruments)

The CMN Resolution 4.277 issued on October 31, 2013 (entered into force on June 30, 2015) provides for minimum requirements to be observed in the pricing process of financial instruments measured at fair value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution include:

a) Securities classified as "trading" and "available for sale", according to the Central Bank Letter 3.068; of November 8, 2001;

b) Derivatives Financial Instruments, according to the Central Bank Letter 3.082; of January 30, 2002; and

c) Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3.464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, watching the prudential criteria, relevance and reliability. This review includes, among other factors, the credit risk spread in the market value of the registration of these instruments.

h) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans as losses when they have overdue for 360 days. In the case of long-term credit operations (over 3 years) are written off when they complete 540 days late. Credit operations dropped to injury is recorded in a memorandum account for a minimum of five years and while not exhausted all procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when theyre realized.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independent of the retention of the risk.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

i) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

j) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Latter 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents as a result of the origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new operation originated and (ii) 3% of the value of portability object operation.

Such commissions must be fully recognized as expenses when it is incurred.

The Central Bank Latter 3,738 issued on December 2014 has allowed the possibility of staggered implementation of the aforementioned accounting procedure, as follows:

a) 2015: Fully recognize as an expense the value of 1/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

b) 2016: Fully recognize as an expense the value of 2/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

c) 2017: Recognize the full amount of commission paid as an expense.

The Bank is using this prerogative.

In accordance with Central Bank Latter 3,722 issued on October 2014, the accounting procedures previously described should be applied prospectively from January 2015, without impacting the records of commissions paid until December 2014.

From January 2020, provided there is recognized in assets of the entity unamortized balance of sales commission paid to the correspondent, this amount must be fully written off against income (expense).

k) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

k.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

k.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

k.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Exclusivity contracts for provision of banking services are accouted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

l) Technical Reserves Related to Insurance, Pensions and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Provisions for Capitalization are Recognized in Accordance with the Criteria Below:

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date and the provision for the redemption of bonds by the end of the effective term of the bond;

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet made in which the bonds will participate and the provision for drawings is recognized for bonds drawn but not yet paid;

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date; and

• The contingency provision is recognized to cover any obligations to customers.

m) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander apply CPC 33 (R1) that provides substantially the full recognition of liabilities when on account actuarial losses (actuarial deficit) recognized will not occur, in contrast to the equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans and expenses (Note 32).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, specialized consulting and approved by management at the end of each year to be effective for the subsequent period.

n) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

o) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, consided as the transaction price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods of, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instrument contain both a debt instrument (liability), and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity net component (derivative convertible into ordinary shares).

In accordance to the COSIF, the hybrid capital instruments and debt representing obligations financial institutions and should be recorded in specific accounts of the valued liabilities adjusted according for the effect of exchange rate variation, when denominated in currency foreign.All the remunerations related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was called) shall be accounted expenses in the period in compliance the accrual basis method.

In relation the stockholders' equity component,your registration occurs at the initial moment on grounds of their fair value, if different from zero.

The relevant details of these issued instruments composed nature are described in Notes 21 and 24.f.

p) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 23.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

q) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

r) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the tax credits are recognized to the extent that it is probable recovery in base to the generation of future taxable income. The expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study.

s) Reduction of Impairment Assets

The financial and non-financial assets are measured at the end of each reporting period in order to identify evidence of impairment in its carrying value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

t) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

u) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4. Cash and Cash Equivalents

					Bank
		06/30/2015	12/31/2014	06/30/2014	12/31/2013
Cash		4,420,394	4,697,744	4,670,666	5,290,047
Interbank Investments		25,238,740	18,714,280	14,274,778	31,513,263
Money Market Investments		3,099,281	6,260,149	5,051,213	19,659,462
Interbank Deposits		10,521	998,397	575,887	369,975
Foreign Currency Investments		22,128,938	11,455,734	8,647,678	11,483,826
Total		29,659,134	23,412,024	18,945,444	36,803,310

					Consolidated
		06/30/2015	12/31/2014	06/30/2014	12/31/2013
Cash		5,524,600	5,074,698	5,004,702	5,485,679
Interbank Investments		25,238,740	18,327,035	14,274,778	32,546,067
Money Market Investments		3,099,281	6,260,149	5,051,213	19,659,462
Interbank Deposits		10,521	998,397	575,887	227,905
Foreign Currency Investments		22,128,938	11,068,489	8,647,678	12,658,700
Total		30,763,340	23,401,733	19,279,480	38,031,746

5. Interbank Investments

					Bank
				06/30/2015	06/30/2014
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	30,196,241	2,253,103	-	32,449,344	21,114,874
Own Portfolio	1,890,076	-	-	1,890,076	7,374,705
National Treasury Bills - LTN	1,679,074	-	-	1,679,074	1,568,338
National Treasury Notes - NTN	170,287	-	-	170,287	5,806,367
Others	40,715	-	-	40,715	-
Third-party Portfolio	13,349,467	1,382,902	-	14,732,369	2,999,995
National Treasury Bills - LTN	2,909,975	48,758	-	2,958,733	1,999,999
National Treasury Notes - NTN	10,439,492	1,334,144	-	11,773,636	999,996
Sold Position	14,956,698	870,201	-	15,826,899	10,740,174
National Treasury Bills - LTN	2,976,528	151,614	-	3,128,142	3,207,553
National Treasury Notes - NTN	11,980,170	718,587	-	12,698,757	7,532,621
Interbank Deposits	4,890,901	15,422,418	12,667,741	32,981,060	31,585,616
Foreign Currency Investments	22,128,938	-	-	22,128,938	8,647,678
Total	57,216,080	17,675,521	12,667,741	87,559,342	61,348,168
Current				74,891,601	51,287,476
Long-term				12,667,741	10,060,692

					Consolidated
				06/30/2015	06/30/2014
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	30,198,439	2,253,103	-	32,451,542	21,114,874
Own Portfolio	9,892,266	-	-	9,892,266	8,074,702
Treasury Bills - LFT	2,199	-	-	2,199	-
National Treasury Bills - LTN	3,216,066	-	-	3,216,066	2,068,337
National Treasury Notes - NTN	6,633,286	-	-	6,633,286	6,006,365
Others	40,715	-	-	40,715	-
Third-party Portfolio	5,349,475	1,382,902	-	6,732,377	2,299,998
National Treasury Bills - LTN	1,372,983	48,758	-	1,421,741	1,500,000
National Treasury Notes - NTN	3,976,492	1,334,144	-	5,310,636	799,998
Sold Position	14,956,698	870,201	-	15,826,899	10,740,174
National Treasury Bills - LTN	2,976,528	151,614	-	3,128,142	3,207,553
National Treasury Notes - NTN	11,980,170	718,587	-	12,698,757	7,532,621
Interbank Deposits	1,016,373	1,141,923	111,342	2,269,638	2,739,032
Foreign Currency Investments	22,128,938	-	-	22,128,938	8,647,678
Total	53,343,750	3,395,026	111,342	56,850,118	32,501,584
Current				56,738,776	32,447,494
Long-term				111,342	54,090

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				06/30/2015	06/30/2014
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	41,124,883	(148,006)	-	40,976,877	41,840,808
Government Securities	37,788,674	(143,887)	-	37,644,787	38,679,714
Private Securities	3,336,209	(4,119)	-	3,332,090	3,161,094
Available-for-Sale Securities	131,118,452	52,059	(611,635)	130,558,876	95,071,072
Government Securities	60,597,818	-	(484,854)	60,112,964	37,275,731
Private Securities	70,520,634	52,059	(126,781)	70,445,912	57,795,341
Held-to-Maturity Securities	-	-	-	-	179
Government Securities	-	-	-	-	179
Total Securities	172,243,335	(95,947)	(611,635)	171,535,753	136,912,059
Derivatives (Assets)	17,369,175	(5,468,415)	(590)	11,900,170	5,697,716
Total Securities and Derivatives	189,612,510	(5,564,362)	(612,225)	183,435,923	142,609,775
Current				54,743,253	55,510,050
Long-term				128,692,670	87,099,725
Derivatives (Liabilities)	(10,827,904)	(565,482)	(67,239)	(11,460,625)	(4,178,146)
Current				(5,839,985)	(1,224,085)
Long-term				(5,620,640)	(2,954,061)

					Consolidated
				06/30/2015	06/30/2014
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	41,761,484	(213,043)	-	41,548,441	42,836,875
Government Securities	40,723,753	(226,378)	-	40,497,375	40,755,103
Private Securities	1,037,731	13,335	-	1,051,066	2,081,772
Available-for-Sale Securities	92,015,982	(51,176)	(649,887)	91,314,919	55,123,024
Government Securities	74,109,928	-	(545,576)	73,564,352	38,609,809
Private Securities	17,906,054	(51,176)	(104,311)	17,750,567	16,513,215
Held-to-Maturity Securities	-	-	-	-	179
Government Securities	-	-	-	-	179
Total Securities	133,777,466	(264,219)	(649,887)	132,863,360	97,960,078
Derivatives (Assets)	18,494,604	(5,457,632)	(590)	13,036,382	5,901,708
Total Securities and Derivatives	152,272,070	(5,721,851)	(650,477)	145,899,742	103,861,786
Current				56,739,157	57,801,692
Long-term				89,160,585	46,060,094
Derivatives (Liabilities)	(11,891,018)	(710,746)	(74,481)	(12,676,245)	(4,472,220)
Current				(6,518,229)	(1,345,207)
Long-term				(6,158,016)	(3,127,013)

II) Trading Securities

				Bank			Consolidated
			06/30/2015	06/30/2014			06/30/2015	06/30/2014
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	37,788,674	(143,887)	37,644,787	38,679,714	40,723,753	(226,378)	40,497,375	40,755,103
Treasury Bills - LFT	671,619	68	671,687	442,914	1,671,558	16,186	1,687,744	2,133,589
National Treasury Bills - LTN	21,053,968	(53,780)	21,000,188	22,837,816	21,530,797	(40,829)	21,489,968	23,222,530
National Treasury Notes - NTN A	180,551	7,514	188,065	133,632	180,551	7,514	188,065	133,632
National Treasury Notes - NTN B	8,861,424	(75,237)	8,786,187	8,182,479	9,168,598	(99,961)	9,068,637	8,182,479
National Treasury Notes - NTN C	2,644	(98)	2,546	2,474	1,153,781	(86,934)	1,066,847	2,474
National Treasury Notes - NTN F	6,898,337	(21,669)	6,876,668	6,967,619	6,898,337	(21,669)	6,876,668	6,967,619
Agricultural Debt Securities - TDA	118,110	(691)	117,419	104,700	118,110	(691)	117,419	104,700
Brazilian Foreign Debt Notes	2,021	6	2,027	8,080	2,021	6	2,027	8,080
Private Securities	3,336,209	(4,119)	3,332,090	3,161,094	1,037,731	13,335	1,051,066	2,081,772
Shares	4,826	(4)	4,822	76,644	309,607	655	310,262	499,804
Receivables Investment Fund - FIDC (1)	9,734	776	10,510	16,200	9,734	776	10,510	16,200
Investment Fund Shares in Participation - FIP	-	-	-	-	35,274	(101)	35,173	39,293
Investment Fund Shares	30,321	(688)	29,633	38,758	362,913	15,902	378,815	393,523
Investment Fund Real Estate	-	-	-	-	557	-	557	-
Debentures	3,280,756	822	3,281,578	2,990,559	165,947	1,012	166,959	975,317
Financial Bills - LF	-	-	-	-	137,031	96	137,127	112,720
Certificates of Real Estate Receivables - CRI	10,572	(5,025)	5,547	38,933	10,641	(5,019)	5,622	39,030
Bank Deposits Certificates - CDB	-	-	-	-	6,027	14	6,041	5,885
Total	41,124,883	(148,006)	40,976,877	41,840,808	41,761,484	(213,043)	41,548,441	42,836,875

						Bank
						06/30/2015
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	148,888	13,019,105	8,484,686	15,992,108	37,644,787
Treasury Bills - LFT	-	50,098	-	54,980	566,609	671,687
National Treasury Bills - LTN	-	90,247	12,983,442	5,758,110	2,168,389	21,000,188
National Treasury Notes - NTN A	-	-	-	-	188,065	188,065
National Treasury Notes - NTN B	-	-	-	1,337,274	7,448,913	8,786,187
National Treasury Notes - NTN C	-	-	-	1,041	1,505	2,546
National Treasury Notes - NTN F	-	-	-	1,290,767	5,585,901	6,876,668
Agricultural Debt Securities - TDA	-	8,439	34,448	42,514	32,018	117,419
Brazilian Foreign Debt Securities	-	104	1,215	-	708	2,027
Private Securities	34,455	4,303	-	16,877	3,276,455	3,332,090
Shares	4,822	-	-	-	-	4,822
Receivables Investment Fund - FIDC (1)	-	-	-	10,510	-	10,510
Investment Fund Shares	29,633	-	-	-	-	29,633
Debentures	-	-	-	5,123	3,276,455	3,281,578
Certificates of Real Estate Receivables - CRI	-	4,303	-	1,244	-	5,547
Total	34,455	153,191	13,019,105	8,501,563	19,268,563	40,976,877

				Consolidated
						06/30/2015
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	283,189	13,230,309	8,548,981	18,434,896	40,497,375
Treasury Bills - LFT	-	145,009	-	119,275	1,423,460	1,687,744
National Treasury Bills - LTN	-	90,247	13,193,222	5,758,110	2,448,389	21,489,968
National Treasury Notes - NTN A	-	-	-	-	188,065	188,065
National Treasury Notes - NTN B	-	5,748	96	1,337,274	7,725,519	9,068,637
National Treasury Notes - NTN C	-	33,642	1,328	1,041	1,030,836	1,066,847
National Treasury Notes - NTN F	-	-	-	1,290,767	5,585,901	6,876,668
Agricultural Debt Securities - TDA	-	8,439	34,448	42,514	32,018	117,419
Brazilian Foreign Debt Notes	-	104	1,215	-	708	2,027
Private Securities	689,764	28,404	44,168	94,776	193,954	1,051,066
Shares	310,262	-	-	-	-	310,262
Receivables Investment Fund - FIDC (1)	-	-	-	10,510	-	10,510
Investment Fund Shares in Participation - FIP	-	-	-	-	35,173	35,173
Investment Fund Shares	378,813	2	-	-	-	378,815
Investment Fund Real Estate	557	-	-	-	-	557
Debentures	-	3,065	-	5,123	158,771	166,959
Financial Bills - LF	-	15,106	44,122	77,899	-	137,127
Certificates of Real Estate Receivables - CRI	-	4,378	-	1,244	-	5,622
Bank Deposits Certificates - CDB	132	5,853	46	-	10	6,041
Total	689,764	311,593	13,274,477	8,643,757	18,628,850	41,548,441

III) Available-for-Sale Securities

				Bank
				06/30/2015	06/30/2014
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	60,597,818	-	(484,854)	60,112,964	37,275,731
Treasury Certificates - CFT	451	-	179	630	578
Securitized Credit	2,643	-	382	3,025	2,843
Treasury Bills - LFT	702,943	-	(22)	702,921	433,350
National Treasury Bills - LTN	27,373,898	-	(400,083)	26,973,815	22,112,677
National Treasury Notes - NTN A	3,982,448	-	176,267	4,158,715	2,930,252
National Treasury Notes - NTN B	5,666,500	-	49,855	5,716,355	4,777,965
National Treasury Notes - NTN C (2)	1,348,344	-	(43,513)	1,304,831	1,255,712
National Treasury Notes - NTN F (2) (6)	12,601,816	-	(264,632)	12,337,184	3,056,640
Brazilian Foreign Debt Bonds (7)	4,852,130	-	51,868	4,903,998	2,303,431
Securities Issued Abroad - Spain	3,494,250	-	(55,250)	3,439,000	-
Debentures (3)	572,395	-	95	572,490	402,283
Private Securities	70,520,634	52,059	(126,781)	70,445,912	57,795,341
Shares	764,952	-	52,478	817,430	718,716
Receivables Investment Fund - FIDC (1)	403,914	26,713	-	430,627	1,047,041
Investment Fund Shares in Participation - FIP	617,658	(43,228)	-	574,430	527,124
Investment Fund Shares	466,263	42,081	-	508,344	463,564
Real Estate Fund Shares	-	-	-	-	11,605
Debentures (4)	63,031,329	26,493	(138,282)	62,919,540	50,684,343
Eurobonds	342,153	-	(64,656)	277,497	72
Promissory Notes - NP (5)	3,387,205	-	48,434	3,435,639	2,448,236
Real Estate Credit Notes - CCI	13,522	-	206	13,728	17,143
Financial Bills - LF	810,980	-	4,689	815,669	1,093,198
Certificates of Real Estate Receivables - CRI	682,658	-	(29,650)	653,008	784,299
Total	131,118,452	52,059	(611,635)	130,558,876	95,071,072

					Consolidated
				06/30/2015	06/30/2014
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	74,109,928	-	(545,576)	73,564,352	38,609,809
Treasury Certificates - CFT	451	-	179	630	578
Securitized Credit	2,643	-	382	3,025	2,843
Treasury Bills - LFT	11,082,755	-	1,581	11,084,336	457,574
National Treasury Bills - LTN	27,968,513	-	(411,831)	27,556,682	22,359,791
National Treasury Notes - NTN A	3,982,448	-	176,267	4,158,715	2,930,252
National Treasury Notes - NTN B	5,666,500	-	49,855	5,716,355	4,777,965
National Treasury Notes - NTN C (2)	1,348,344	-	(43,513)	1,304,831	1,255,712
National Treasury Notes - NTN F (2) (6)	15,139,499	-	(315,209)	14,824,290	4,119,380
Brazilian Foreign Debt Bonds (7)	4,852,130	-	51,868	4,903,998	2,303,431
Securities Issued Abroad - Spain	3,494,250	-	(55,250)	3,439,000	-
Debentures (3)	572,395	-	95	572,490	402,283
Private Securities	17,906,054	(51,176)	(104,311)	17,750,567	16,513,215
Shares	779,194	-	76,680	855,874	884,377
Receivables Investment Fund - FIDC (1)	405,102	26,713	-	431,815	1,199,146
Investment Fund Shares in Participation - FIP	1,030,362	(104,698)	-	925,664	1,432,984
Investment Fund Shares	151,717	29	1	151,747	121,859
Real Estate Fund Shares	66,075	-	(1,723)	64,352	75,957
Debentures (4)	10,028,093	26,493	(138,282)	9,916,304	8,279,554
Eurobonds	342,153	-	(64,656)	277,497	72
Promissory Notes - NP (5)	3,387,205	-	48,434	3,435,639	2,448,236
Real Estate Credit Notes - CCI	13,522	-	206	13,728	17,143
Financial Bills - LF	1,017,590	-	4,679	1,022,269	1,269,588
Certificates of Real Estate Receivables - CRI	682,658	-	(29,650)	653,008	784,299
Certificates of Bank Deposit - CDB	2,383	287	-	2,670	-
Total	92,015,982	(51,176)	(649,887)	91,314,919	55,123,024

						Bank
						06/30/2015
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	810,593	2,574,907	21,643,319	35,084,145	60,112,964
Treasury Certificates - CFT	-	-	-	-	630	630
Securitized Credit	-	-	451	1,381	1,193	3,025
Treasury Bills - LFT	-	-	-	-	702,921	702,921
National Treasury Bills - LTN	-	32,000	-	19,638,126	7,303,689	26,973,815
National Treasury Notes - NTN A	-	-	16,131	-	4,142,584	4,158,715
National Treasury Notes - NTN B	-	44,222	867	-	5,671,266	5,716,355
National Treasury Notes - NTN C (2)	-	14,696	-	-	1,290,135	1,304,831
National Treasury Notes - NTN F (2) (6)	-	642,842	-	756,340	10,938,002	12,337,184
Brazilian Foreign Debt Bonds (7)	-	68,884	12,348	-	4,822,766	4,903,998
Securities Issued Abroad - Spain	-	-	2,314,942	1,124,058	-	3,439,000
Debentures (3)	-	7,949	230,168	123,414	210,959	572,490
Private Securities	578,072	1,001,952	4,085,035	24,442,423	40,338,430	70,445,912
Shares	69,728	-	-	-	747,702	817,430
Receivables Investment Fund - FIDC (1)	-	-	-	-	430,627	430,627
Investment Fund Shares in Participation - FIP	-	-	-	-	574,430	574,430
Investment Fund Shares	508,344	-	-	-	-	508,344
Real Estate Fund Shares	-	-	-	-	-	-
Debentures (4)	-	239,601	2,283,679	22,491,404	37,904,856	62,919,540
Eurobonds	-	8,473	-	-	269,024	277,497
Promissory Notes - NP (5)	-	701,740	1,526,717	1,094,112	113,070	3,435,639
Real Estate Credit Notes - CCI	-	-	4,576	9,152	-	13,728
Financial Bills - LF	-	-	127,724	687,945	-	815,669
Certificates of Real Estate Receivables - CRI	-	52,138	142,339	159,810	298,721	653,008
Total	578,072	1,812,545	6,659,942	46,085,742	75,422,575	130,558,876

						Consolidated
						06/30/2015
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,060,767	2,786,663	22,742,682	46,974,240	73,564,352
Treasury Certificates - CFT	-	-	-	-	630	630
Securitized Credit	-	-	451	1,381	1,193	3,025
Treasury Bills - LFT	-	126,325	-	-	10,958,011	11,084,336
National Treasury Bills - LTN	-	32,000	211,756	19,815,466	7,497,460	27,556,682
National Treasury Notes - NTN A	-	-	16,131	-	4,142,584	4,158,715
National Treasury Notes - NTN B	-	44,222	867	-	5,671,266	5,716,355
National Treasury Notes - NTN C (2)	-	14,696	-	-	1,290,135	1,304,831
National Treasury Notes - NTN F (2) (6)	-	766,691	-	1,678,363	12,379,236	14,824,290
Brazilian Foreign Debt Bonds (7)	-	68,884	12,348	-	4,822,766	4,903,998
Securities Issued Abroad - Spain	-	-	2,314,942	1,124,058	-	3,439,000
Debentures (3)	-	7,949	230,168	123,414	210,959	572,490
Private Securities	324,271	1,062,405	4,086,223	4,769,618	7,508,050	17,750,567
Shares	108,172	-	-	-	747,702	855,874
Receivables Investment Fund - FIDC (1)	-	-	1,188	-	430,627	431,815
Investment Fund Shares in Participation - FIP	-	-	-	-	925,664	925,664
Investment Fund Shares	151,747	-	-	-	-	151,747
Real Estate Fund Shares	64,352	-	-	-	-	64,352
Debentures (4)	-	239,601	2,283,679	2,672,250	4,720,774	9,916,304
Eurobonds	-	8,473	-	-	269,024	277,497
Promissory Notes - NP (5)	-	701,740	1,526,717	1,094,112	113,070	3,435,639
Real Estate Credit Notes - CCI	-	-	4,576	9,152	-	13,728
Financial Bills - LF	-	60,453	127,724	834,092	-	1,022,269
Certificates of Real Estate Receivables - CRI	-	52,138	142,339	159,810	298,721	653,008
Certificates of Bank Deposit - CDB	-	-	-	202	2,468	2,670
Total	324,271	2,123,172	6,872,886	27,512,300	54,482,290	91,314,919

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) In the first half of 2015 there was the value to R$6,679 (2014 - R$6,028) result, net of tax in the Consolidated income from the sale of (NTN-C and NTN-F part) to the market (Note 24.e).

(3) Issued by mixed capital company.
(4) Includes R$647,539 (06/30/2014 - R$704,044) of hedge objects market risks (Note 6.b.V.a).
(5) In 06/30/2015, includes R$250,141 of hedge objects cash flow (Note 6.b.V.b) and in 06/30/2014, includes R$204,459 of hedge objects cash flow (Note 6.b.V.b).

(6) On June 30, 2015, the amount of 1,765,672 Notes National Treasury (NTN-F), with maturity on January 1, 2023 are bound by the obligation assumed by Banco Santander to hedging of unamortized reserves Plan V of the Social Security Fund (Banesprev).

(7) Includes R$693,612 (06/30/2014 - R$603,876) of hedge objects cash flow (Note 6.b.V.b).

IV) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Income From Fixed-Income Securities	11,456,810	6,131,189	8,673,119	4,245,354
Income From Interbank Investments	3,859,562	3,471,423	2,208,850	2,112,158
Income From Variable-Income Securities	(31,132)	(14,821)	51,441	(28,652)
Financial Income Insurance, Pensions and Capitalization	-	-	65,419	91,981
Impairment Assets	(58,409)	-	(468,861)	-
Others (1)	65,941	72,122	238,771	123,685
Total	15,292,772	9,659,913	10,768,739	6,544,526

(1) Corresponds mainly to income from investment funds and participations.

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			06/30/2015			06/30/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		6,985,235	987,294		1,171,538	1,694,258
Asset	209,008,062	28,342,202	20,923,341	215,340,889	27,125,828	27,983,488
CDI (Interbank Deposit Rates)	45,604,973	10,734,576	12,673,331	52,808,308	14,488,444	15,501,776
Fixed Interest Rate - Real	39,053,719	6,698,515	(99,605)	23,142,674	11,044,720	11,700,797
Indexed to Price and Interest Rates	29,662,160	10,898,959	8,339,397	21,117,002	1,569,554	757,882
Foreign Currency	94,674,934	-	-	118,227,582	-	-
Others	12,276	10,152	10,218	45,323	23,110	23,033
Liabilities	202,022,827	(21,356,967)	(19,936,047)	214,169,351	(25,954,290)	(26,289,230)
CDI (Interbank Deposit Rates)	34,870,397	-	-	38,319,864	-	-
Fixed Interest Rate - Real	32,355,204	-	-	12,097,954	-	-
Indexed to Price and Interest Rates	18,763,201	-	-	19,547,448	-	-
Foreign Currency	116,031,901	(21,356,967)	(19,936,047)	144,181,872	(25,954,290)	(26,289,230)
Others	2,124	-	-	22,213	-	-
Options	179,962,656	(40,003)	(42,208)	278,306,105	(8,077)	21,565
Purchased Position	83,620,464	328,874	430,589	142,286,573	435,830	403,298
Call Option - US Dollar	4,232,321	172,193	254,053	3,100,314	217,052	187,046
Put Option - US Dollar	2,487,785	60,878	99,715	1,634,196	34,973	48,583
Call Option - Other	11,002,897	49,289	49,312	68,016,882	127,298	74,927
Interbank Market	10,566,994	9,744	18,131	67,319,919	96,931	46,761
Others (1)	435,903	39,545	31,181	696,963	30,367	28,166
Put Option - Other	65,897,461	46,514	27,509	69,535,181	56,507	92,742
Interbank Market	65,413,783	31,721	6,234	65,808,416	36,339	52,648
Others (1)	483,678	14,793	21,275	3,726,765	20,168	40,094
Sold Position	96,342,192	(368,877)	(472,797)	136,019,532	(443,907)	(381,733)
Call Option - US Dollar	3,865,707	(199,032)	(293,939)	3,960,980	(256,493)	(206,726)
Put Option - US Dollar	2,521,822	(74,308)	(94,690)	395,262	(13,449)	(14,822)
Call Option - Other	15,117,343	(46,276)	(53,019)	55,569,478	(109,199)	(88,642)
Interbank Market	14,668,505	(13,532)	(20,519)	55,084,161	(71,857)	(38,298)
Others (1)	448,838	(32,744)	(32,500)	485,317	(37,342)	(50,344)
Put Option - Other	74,837,320	(49,261)	(31,149)	76,093,812	(64,766)	(71,543)
Interbank Market	74,765,676	(34,946)	(4,813)	72,646,899	(26,855)	(32,403)
Others (1)	71,644	(14,315)	(26,336)	3,446,913	(37,911)	(39,140)
Futures Contracts	237,478,021	-	-	231,347,750	-	-
Purchased Position	70,315,830	-	-	114,978,094	-	-
Exchange Coupon (DDI)	13,410,120	-	-	6,846,664	-	-
Interest Rates (DI1 and DIA)	54,758,864	-	-	106,311,635	-	-
Foreign Currency	1,824,617	-	-	1,753,021	-	-
Indexes (2)	72,900	-	-	48,545	-	-
Treasury Bonds/Notes	249,329	-	-	12,406	-	-
Others	-	-	-	5,823	-	-
Sold Position	167,162,191	-	-	116,369,656	-	-
Exchange Coupon (DDI)	80,605,423	-	-	36,294,011	-	-
Interest Rates (DI1 and DIA)	16,766,105	-	-	9,423,724	-	-
Foreign Currency	8,855,421	-	-	35,152,642	-	-
Indexes (2)	-	-	-	268	-	-
Treasury Bonds/Notes	14,211	-	-	27,569	-	-
Average rate of Repo Operations (OC1)	60,921,031	-	-	35,471,442	-	-

					Bank
			06/30/2015			06/30/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	43,084,971	243,549	288,067	23,407,034	(70,421)	84,023
Purchased Commitment	16,131,940	(736,965)	(713,143)	11,162,611	(437,986)	(520,752)
Currencies	15,457,242	(735,997)	(711,633)	10,253,671	(437,986)	(520,752)
Others	674,698	(968)	(1,510)	908,940	-	-
Sell Commitment	26,953,031	980,514	1,001,210	12,244,423	367,565	604,775
Currencies	26,099,367	979,546	1,000,040	11,724,713	367,565	604,775
Others	853,664	968	1,170	519,710	-	-

						Consolidated
			06/30/2015			06/30/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		7,127,705	997,541		1,102,664	1,661,928
Asset	249,362,307	28,595,723	21,051,106	220,848,011	27,694,897	28,616,299
CDI (Interbank Deposit Rates)	51,730,003	16,899,560	18,863,353	57,996,196	20,398,370	21,534,725
Fixed Interest Rate - Real	72,745,993	787,052	(5,951,277)	22,861,560	5,724,677	6,322,252
Indexed to Price and Interest Rates	29,662,160	10,898,959	8,128,812	21,117,002	1,569,554	757,882
Foreign Currency	95,211,875	-	-	118,848,744	-	-
Others	12,276	10,152	10,218	24,509	2,296	1,440
Liabilities	242,234,602	(21,468,018)	(20,053,565)	219,745,347	(26,592,233)	(26,954,371)
CDI (Interbank Deposit Rates)	34,830,443	-	-	37,597,826	-	-
Fixed Interest Rate - Real	71,958,941	-	-	17,136,883	-	-
Indexed to Price and Interest Rates	18,763,201	-	-	19,547,448	-	-
Foreign Currency	116,679,893	(21,468,018)	(20,053,565)	145,440,977	(26,592,233)	(26,954,371)
Others	2,124	-	-	22,213	-	-
Options	183,031,437	6,532	5,189	280,279,433	8,590	59,498
Purchased Position	85,289,557	390,444	484,641	143,461,886	456,277	435,467
Call Option - US Dollar	4,232,321	172,193	254,053	3,100,314	217,052	187,046
Put Option - US Dollar	2,487,785	60,878	99,715	1,634,196	34,973	48,583
Call Option - Other	11,647,962	61,544	58,156	68,717,749	145,409	104,621
Interbank Market	10,566,994	9,744	18,131	67,319,919	96,931	46,761
Others (1)	1,080,968	51,800	40,025	1,397,830	48,478	57,860
Put Option - Other	66,921,489	95,829	72,717	70,009,627	58,843	95,217
Interbank Market	65,413,783	31,721	6,234	65,808,416	36,339	52,648
Others (1)	1,507,706	64,108	66,483	4,201,211	22,504	42,569
Sold Position	97,741,880	(383,912)	(479,452)	136,817,547	(447,687)	(375,969)
Call Option - US Dollar	3,865,707	(199,032)	(293,939)	3,960,980	(256,493)	(206,726)
Put Option - US Dollar	2,521,822	(74,308)	(94,690)	395,262	(13,449)	(14,822)
Call Option - Other	15,561,690	(38,058)	(40,406)	55,897,980	(113,604)	(90,960)
Interbank Market	14,668,505	(13,532)	(20,519)	55,084,161	(71,857)	(38,298)
Others (1)	893,185	(24,526)	(19,887)	813,819	(41,747)	(52,662)
Put Option - Other	75,792,661	(72,514)	(50,417)	76,563,325	(64,141)	(63,461)
Interbank Market	74,765,676	(34,946)	(4,813)	72,646,899	(26,855)	(32,403)
Others (1)	1,026,985	(37,568)	(45,604)	3,916,426	(37,286)	(31,058)
Futures Contracts	238,059,417	-	-	232,075,100	-	-
Purchased Position	70,381,885	-	-	115,101,939	-	-
Exchange Coupon (DDI)	13,410,120	-	-	6,846,664	-	-
Interest Rates (DI1 and DIA)	54,797,185	-	-	106,348,231	-	-
Foreign Currency	1,824,617	-	-	1,753,021	-	-
Indexes (2)	100,634	-	-	135,794	-	-
Treasury Bonds/Notes	249,329	-	-	12,406	-	-
Others	-	-	-	5,823	-	-

					Consolidated
			06/30/2015			06/30/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	167,677,532	-	-	116,973,161	-	-
Exchange Coupon (DDI)	80,605,423	-	-	36,294,011	-	-
Interest Rates (DI1 and DIA)	17,159,087	-	-	9,724,696	-	-
Foreign Currency	8,855,421	-	-	35,152,642	-	-
Indexes (2)	122,359	-	-	302,801	-	-
Treasury Bonds/Notes	14,211	-	-	27,569	-	-
Average rate of Repo Operations (OC1)	60,921,031	-	-	35,471,442	-	-
Forward Contracts and Others	43,088,021	257,094	305,807	23,414,612	(70,689)	83,755
Purchased Commitment	16,131,940	(736,965)	(713,143)	11,168,023	(437,986)	(520,752)
Currencies	15,457,242	(735,997)	(711,633)	10,259,083	(437,986)	(520,752)
Others	674,698	(968)	(1,510)	908,940	-	-
Sell Commitment	26,956,081	994,059	1,018,950	12,246,589	367,297	604,507
Currencies	26,099,367	979,546	1,000,040	11,726,879	367,297	604,507
Others	856,714	14,513	18,910	519,710	-	-

(1) Includes share options and indexes.

(2) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					06/30/2015	06/30/2014
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		75,753,584	74,429,893	58,824,585	209,008,062	215,340,889
Options		2,852,097	1,226,886	175,883,673	179,962,656	278,306,105
Futures Contracts		-	-	237,478,021	237,478,021	231,347,750
Forward Contracts and Others		26,573,544	14,058,663	2,452,764	43,084,971	23,407,034

						Consolidated
						Notional
					06/30/2015	06/30/2014
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		75,753,584	74,966,834	98,641,889	249,362,307	220,848,011
Options		2,852,097	969,627	179,209,713	183,031,437	280,279,433
Futures Contracts		-	-	238,059,417	238,059,417	232,075,100
Forward Contracts and Others		26,573,544	14,058,663	2,455,814	43,088,021	23,414,612

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					06/30/2015	06/30/2014
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		27,844,335	45,116,147	136,047,580	209,008,062	215,340,889
Options		109,442,965	67,509,419	3,010,272	179,962,656	278,306,105
Futures Contracts		92,448,803	114,059,255	30,969,963	237,478,021	231,347,750
Forward Contracts and Others		18,088,390	19,543,939	5,452,642	43,084,971	23,407,034

						Consolidated
						Notional
					06/30/2015	06/30/2014
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		29,386,599	47,209,132	172,766,576	249,362,307	220,848,011
Options		111,255,877	68,981,318	2,794,242	183,031,437	280,279,433
Futures Contracts		92,577,478	114,473,655	31,008,284	238,059,417	232,075,100
Forward Contracts and Others		18,088,390	19,546,989	5,452,642	43,088,021	23,414,612

IV) Derivatives Financial Instruments by Trade Market

						Bank
						Notional
					06/30/2015	06/30/2014
		Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap		81,532,851	66,016,813	61,458,398	209,008,062	215,340,889
Options		176,529,567	3,033,089	400,000	179,962,656	278,306,105
Futures Contracts		237,478,021	-	-	237,478,021	231,347,750
Forward Contracts and Others		-	32,588,089	10,496,882	43,084,971	23,407,034

						Consolidated
						Notional
					06/30/2015	06/30/2014
		Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap		81,532,851	105,700,887	62,128,569	249,362,307	220,848,011
Options		179,598,348	3,033,089	400,000	183,031,437	280,279,433
Futures Contracts		238,059,417	-	-	238,059,417	232,075,100
Forward Contracts and Others		-	32,591,139	10,496,882	43,088,021	23,414,612

(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.

(2) Includes amount traded on other clearinghouses.

(3) It is composed of operations that are included in registration chambers, according to the regulation of the Central Bank.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			06/30/2015			06/30/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(109,461)	(78,269)	(187,730)	32,567	(90,722)	(58,155)
Asset	4,385,114	14,812	4,399,926	2,134,682	(1,318,016)	816,666
CDI (Interbank Deposit Rates) (1) (2) (7)	2,128,843	2,887	2,131,730	1,407,014	(703,514)	703,500
Fixed Interest Rate - Real (2)	473,111	6	473,117	111,202	(632,234)	(521,032)
Indexed to Foreign Currency - Fixed Interes - US Dollar (7)	41,625	1,589	43,214	-	-	-
Indexed to Foreign Currency - USD/BRL US Dollar (3)	1,346,759	2,619	1,349,378	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	366,753	7,296	374,049	306,076	13,866	319,942
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (6)	-	-	-	310,390	3,866	314,256
Indexed to Foreign Currency - Fixed Interest - YEN (8)	28,023	415	28,438	-	-	-
Liabilities	(4,494,575)	(93,081)	(4,587,656)	(2,102,115)	1,227,294	(874,821)
Indexed to Foreign Currency - US Dollar (1)	(748,137)	(34,849)	(782,986)	(699,145)	(66,553)	(765,698)
Indexed to Price and Interest Rates Interest (2)	(1,884,809)	(65,470)	(1,950,279)	(797,807)	1,099,900	302,093
Indexed to Foreign Currency - Fixed Interest
- US Dollar (4)	(10,841)	(224)	(11,065)	(20,304)	(967)	(21,271)
CDI (Interbank Deposit Rates) (3) (5)	(1,386,801)	13,931	(1,372,870)	(36,284)	(1,276)	(37,560)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	(32,994)	(433)	(33,427)	(286,402)	(3,909)	(290,311)
Fixed Interest Rate - Real (7)	(430,993)	(6,036)	(437,029)	(262,173)	200,099	(62,074)
Hedge Object
Asset	2,606,933	127,725	2,734,658	1,727,985	111,591	1,839,576
Lending Operation	1,724,190	112,788	1,836,978	1,072,311	63,221	1,135,532
Indexed to Foreign Currency - US Dollar	672,600	47,122	719,722	612,450	63,923	676,373
Indexed to Foreign Currency - Fixed Interest
- US Dollar	10,852	48	10,900	20,317	264	20,581
Indexed Indices of Prices and Interest	1,029,583	66,191	1,095,774	181,757	10,875	192,632
CDI (Interbank Deposit Rates)	-	-	-	36,284	(1,368)	34,916
Fixed Interest Rate - Real	11,155	(573)	10,582	221,503	(10,473)	211,030
Securities	882,743	14,937	897,680	655,674	48,370	704,044
Available-for-Sale Securities - Debentures	621,046	26,493	647,539	655,674	48,370	704,044
Promissory Notes - PN	261,697	(11,556)	250,141	-	-	-
Liabilities	(1,373,913)	(11,647)	(1,385,560)	(312,240)	(2,017)	(314,257)
Foreign Borrowings	(1,346,273)	(11,314)	(1,357,587)	-	-	-
Indexed to Foreign Currency - US Dollar	(1,346,273)	(11,314)	(1,357,587)	-	-	-
Securities Issued Abroad	(27,640)	(333)	(27,973)	(312,240)	(2,017)	(314,257)
Eurobonds	(27,640)	(333)	(27,973)	(312,240)	(2,017)	(314,257)

						Consolidated
			06/30/2015			06/30/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(184,936)	(85,584)	(270,520)	32,440	(91,338)	(58,898)
Asset	4,742,531	53,085	4,795,616	2,445,824	(1,273,588)	1,172,236
CDI (Interbank Deposit Rates) (1) (2) (7)	2,128,843	2,887	2,131,730	1,407,014	(703,514)	703,500
Fixed Interest Rate - Real (2)	473,111	6	473,117	111,202	(632,234)	(521,032)
Indexed to Foreign Currency - Fixed Interes - US Dollar (7)	41,625	1,589	43,214	-	-	-
Indexed to Foreign Currency - USD/BRL US Dollar (3) (5)	1,346,759	2,619	1,349,378	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	366,753	7,296	374,049	306,076	13,866	319,942
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (6)	-	-	-	310,390	3,866	314,256
Indexed to Foreign Currency - Euro (7)	357,417	38,273	395,690	311,142	44,428	355,570
Indexed to Foreign Currency - Fixed Interest - YEN (8)	28,023	415	28,438	-	-	-
Liabilities	(4,927,467)	(138,669)	(5,066,136)	(2,413,384)	1,182,250	(1,231,134)
Indexed to Foreign Currency - US Dollar (1) (7)	(1,181,029)	(80,437)	(1,261,466)	(1,010,414)	(111,597)	(1,122,011)
Indexed to Price and Interest Rates Interest (2)	(1,884,809)	(65,470)	(1,950,279)	(797,807)	1,099,900	302,093
Indexed to Foreign Currency - Fixed Interest
- US Dollar (4)	(10,841)	(224)	(11,065)	(20,304)	(967)	(21,271)
CDI (Interbank Deposit Rates) (3) (5)	(1,386,801)	13,931	(1,372,870)	(36,284)	(1,276)	(37,560)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	(32,994)	(433)	(33,427)	(286,402)	(3,909)	(290,311)
Fixed Interest Rate - Real (7)	(430,993)	(6,036)	(437,029)	(262,173)	200,099	(62,074)
Hedge Object
Asset	3,039,826	135,288	3,175,114	2,040,884	112,277	2,153,161
Lending Operation	2,157,083	120,351	2,277,434	1,385,210	63,907	1,449,117
Indexed to Foreign Currency - US Dollar	1,105,493	54,685	1,160,178	925,349	64,609	989,958
Indexed to Foreign Currency - Fixed Interest
- US Dollar	10,852	48	10,900	20,317	264	20,581
Indexed Indices of Prices and Interest	1,029,583	66,191	1,095,774	181,757	10,875	192,632
CDI (Interbank Deposit Rates)	-	-	-	36,284	(1,368)	34,916
Fixed Interest Rate - Real	11,155	(573)	10,582	221,503	(10,473)	211,030
Securities	882,743	14,937	897,680	655,674	48,370	704,044
Available-for-Sale Securities - Debentures	621,046	26,493	647,539	655,674	48,370	704,044
Promissory Notes - PN	261,697	(11,556)	250,141	-	-	-
Liabilities	(1,373,913)	(11,647)	(1,385,560)	(312,240)	(2,017)	(314,257)
Foreign Borrowings	(1,346,273)	(11,314)	(1,357,587)	-	-	-
Indexed to Foreign Currency - US Dollar	(1,346,273)	(11,314)	(1,357,587)	-	-	-
Securities Issued Abroad	(27,640)	(333)	(27,973)	(312,240)	(2,017)	(314,257)
Eurobonds	(27,640)	(333)	(27,973)	(312,240)	(2,017)	(314,257)

(1) Instruments whose hedge object are loan operations indexed in foreign currency - dollar with market value R$791,722 (06/30/2014 - R$676,373) in the Bank and R$1,160,178 (06/30/2014 - R$989,958) in the Consolidated and bonds and securities represented by debentures with fair value R$72,094 (06/30/2014 - R$89,215) in the Bank and Consolidated.

(2) Instruments whose hedge objects are indexed loans in price indices and interest amounting R$1,095,774 (06/30/2014 - R$192,632) and securities represented by debentures with a market value R$575,445 (06/30/2014 - R$614,829) in the Bank and Consolidated.

(3) Instruments whose hedge object are loan operations indexed in foreign currency fixed interest - US dollar with market value R$10,900 (06/30/2014 - R$20,581) in the Bank and Consolidated.
(4) Instruments whose hedge object are loan operations indexed in CDI with fair value R$17,146 (06/30/2014 - R$34,916) in the Bank and Consolidated.
(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$27,973 (06/30/2014 - R$314,257) in the Bank and Consolidated.
(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$10,582 (06/30/2014 - R$211,030) in the Bank and Consolidated.

(7) Instruments whose hedge objects are obligations for foreign borrowings indexed in foreign currency - US dollar with fair value R$1,357,587 in the Bank and Consolidated, and instruments whose hedge objects are securities represented by promissory notes indexed to fixed interest rates with market value of R$232,995 in the Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank
			06/30/2015			06/30/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(538,049)	(67,829)	(605,878)	(128,352)	(93,769)	(222,121)
Asset	2,886,403	82,922	2,969,325	3,405,126	99,705	3,504,831
Indexed to Foreign Currency - Swiss Franc (1)	501,052	18,037	519,089	928,073	28,896	956,969
Indexed to Foreign Currency - Chile (2)	115,552	4,067	119,619	90,507	5,571	96,078
Indexed to Foreign Currency - Iuan (3)	-	-	-	53,253	452	53,705
Indexed to Interest Rate - Real (4)	1,278,333	(43,433)	1,234,900	1,278,333	(39,374)	1,238,959
Indexed to Foreign Currency - Pre Dolar (5)	991,466	104,251	1,095,717	1,054,960	104,160	1,159,120
Liabilities	(3,424,452)	(150,751)	(3,575,203)	(3,533,478)	(193,474)	(3,726,952)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(2,617,781)	(45,909)	(2,663,690)	(2,469,324)	(81,551)	(2,550,875)
CDI (Interbank Deposit Rates) (5)	-	-	-	(204,459)	(26,978)	(231,437)
Fixed Interest Rate - Real (5)	(109,712)	1,288	(108,424)	(252,514)	(395)	(252,909)
Indexed to Foreign Currency - Pre Euro (5)	(696,959)	(106,130)	(803,089)	(607,181)	(84,550)	(691,731)

						Consolidated
			06/30/2015			06/30/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(602,809)	(75,071)	(677,880)	(191,827)	(124,968)	(316,795)
Asset	3,604,289	117,809	3,722,098	3,768,786	65,733	3,834,519
Indexed to Foreign Currency - Swiss Franc (1)	501,052	18,037	519,089	928,073	28,896	956,969
Indexed to Foreign Currency - Chile (2)	115,552	4,067	119,619	90,507	5,571	96,078
Indexed to Foreign Currency - Iuan (3)	-	-	-	53,253	452	53,705
Indexed to Interest Rate - Real (4)	1,278,333	(43,433)	1,234,900	1,278,333	(39,374)	1,238,959
Indexed to Foreign Currency - Pre Dolar (5) (6)	1,046,866	106,214	1,153,080	1,134,827	95,694	1,230,521
Indexed to Foreign Currency - Pre Euro (6)	662,486	32,924	695,410	283,793	(25,506)	258,287
Liabilities	(4,207,098)	(192,880)	(4,399,978)	(3,960,613)	(190,701)	(4,151,314)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(2,617,781)	(45,909)	(2,663,690)	(2,469,324)	(81,551)	(2,550,875)
CDI (Interbank Deposit Rates) (5)	-	-	-	(204,459)	(26,978)	(231,437)
Indexed to Interest Rate - Real (5)	(109,712)	1,288	(108,424)	(252,514)	(395)	(252,909)
Indexed to Foreign Currency - Pre Euro (5)	(696,959)	(106,130)	(803,089)	(607,181)	(84,550)	(691,731)
Indexed to Foreign Currency - Dolar (6)	(527,621)	(37,409)	(565,030)	(326,613)	2,072	(324,541)
Indexed to Foreign Currency - Real (6)	(255,025)	(4,720)	(259,745)	(100,522)	701	(99,821)

						Bank/Consolidated
					06/30/2015	06/30/2014
					Notional	Notional
Hedge Instruments
Future Contracts					35,481,932	11,842,708
Foreign Currency - Dollar (7)					35,481,932	11,842,708

		Bank		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Hedge Object - Cost
Asset	27,008,147	12,743,226	27,736,280	13,456,161
Lending Operations
Import and Export Credit and Financing	26,228,142	11,681,974	26,228,142	11,681,974
Lending Operations	86,393	252,917	814,526	965,852
Available-for-Sale Securities
Promissory Notes - NP	-	204,459	-	204,459
Brazilian Foreign Debt Bonds	693,612	603,876	693,612	603,876
Liabilities	(1,873,774)	(2,354,905)	(1,873,774)	(2,354,905)
Eurobonds	(1,873,774)	(2,354,905)	(1,873,774)	(2,354,905)

(1) Operations maturing April 12, 2016 (06/30/2014 - operations due December 1, 2014, March 4, 2015 and April 12, 2016), whose object of "hedging" transactions are eurobonds.
(2) Operation due April 13, 2016 (06/30/2014 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.
(3) In June 30, 2014, operation due December 24, 2014, whose object of "hedge" is an operation of eurobonds.
(4) Operation due March 18, 2016 (06/30/2014 - operations due March 18, 2016), whose object of "hedge" is an operation of eurobonds.

(5) Operation due September 18 and October 26, 2015, March 18, 2016 and April 1, 2021 (06/30/2014 - operation due October 22, 2014, April 10, 2018 and April 1, 2021) which hedge objects its securities operation represented by promissory notes title Brazilian External Debt Bonds and a credit operation.

(6) Operations maturing between July, 2015 and June, 2021 (06/30/2014 -maturing between July, 2015 and April, 2018), whose objects "hedge"contracts are loans from lending institutions.

(7) Operation maturing October 1 and August 2015 and January 4, 2016 (06/30/2014 - operation maturing July 31, 2014) and the updated value of the instruments of R$26,235,223 (06/30/2014 - R$11,679,192 ), whose object of "hedge" are the loans - loan agreements and credit export and import.

In the Bank and Consolidated, between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that will be recognized in income and is posted in equity corresponds to a credit of R$42,490 which will be amortized over the next 12 months.

In the Bank and Consolidated, the effect of marking to market of contracts swap and future corresponds to a debt of R$78,256 (06/30/2014 - R$111,573) and is recorded in equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VI) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Financial Treasury Bill - LFT	102,703	-	566,568	609,790
National Treasury Bill - LTN	7,471,362	2,205,329	7,498,171	2,236,371
National Treasury Notes - NTN	862,063	2,354,556	862,063	2,354,556
Total	8,436,128	4,559,885	8,926,802	5,200,717

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Assets
Swap Differentials Receivable (1)	7,553,333	4,665,733	8,617,753	4,837,556
Option Premiums to Exercise	430,589	403,298	484,641	435,467
Forward Contracts and Others	3,916,248	628,685	3,933,988	628,685
Total	11,900,170	5,697,716	13,036,382	5,901,708
Liabilities
Swap Differentials Payable (1)	7,359,647	3,251,751	8,568,612	3,551,321
Option Premiums Launched	472,797	381,733	479,452	375,969
Forward Contracts and Others	3,628,181	544,662	3,628,181	544,930
Total	11,460,625	4,178,146	12,676,245	4,472,220

(1) Includes swap options and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III, disclosed on March 1, 2013; and in October, 2013 was the publication of new rules and revise launched in March 2013. The Implementation of the new rules follow a schedule in phase; thus allowing the application of the rules gradually until 2019. The new rules have been applied in October 2013 and remainder of January 1, 2014 ..

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of June 30, 2015.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(1,004)	(19,941)	(39,882)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interes Rate	(6,422)	(107,415)	(214,831)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(720)	(22,520)	(45,040)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(2)	(1,703)	(3,407)
Foreign Currency	Exposures subject to Foreign Exchange	(716)	(17,891)	(35,782)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(376)	(262)	(524)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(2,523)	(40,679)	(81,358)
Shares and Indexes	Exposures subject to Change in Shares Price	(160)	(4,005)	(8,011)
Others	Exposures not Meeting the Previous Settings	(3,748)	-	-
Total (1)		(15,671)	(214,416)	(428,835)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(88,395)	(2,315,076)	(4,343,660)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(18,223)	(476,593)	(844,436)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(523)	(5,813)	(9,980)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(8,139)	(193,791)	(354,829)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,190)	(9,911)	(21,005)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(8,303)	(22,694)	(51,798)
Foreign Currency	Exposures subject to Foreign Exchange	(633)	(15,836)	(31,672)
Total (1)		(125,406)	(3,039,714)	(5,657,380)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Lending Operations	180,935,657	159,818,941	217,116,959	194,988,968
Loans and Discounted Receivables	101,728,224	90,922,052	105,180,156	92,340,981
Financing	38,897,283	35,700,093	71,626,653	69,451,191
Rural, Agricultural and Industrial Financing	5,465,318	5,084,038	5,465,318	5,084,038
Real Estate Financing	34,765,644	28,022,613	34,765,644	28,022,613
Securities Financing	76,992	75,192	76,992	75,192
Lending Operations Related to Assignment	2,196	14,953	2,196	14,953
Leasing Operations	38	1,521	3,186,724	3,629,552
Advances on Foreign Exchange Contracts (1) (Note 9)	5,151,020	3,806,074	5,151,020	3,806,074
Other Receivables (2)	26,997,719	21,890,137	29,067,924	23,938,150
Total	213,084,434	185,516,673	254,522,627	226,362,744
Current	118,557,248	79,372,931	141,110,975	101,679,168
Long-term	94,527,186	106,143,742	113,411,652	124,683,576

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the first half of 2015, operations were carried out credit assignment without recourse in the amount of R$1,146,943 (2014 - R$2,596) in the Bank and Consolidated and were recorded substantially in loans and discounted securities, classified as H risk level.

(ii) With Substantial Retention of Risks and Benefits

On March 2013, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$47,485. On June 30, 2015, the present value of the divested operations is R$2,196 (06/30/2014 - R$14,953) (Note 26.e).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On June 30, 2015, the present value of the divested operations is R$227,952 (06/30/2014 - R$305,614).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Overdue	6,593,548	7,176,596	7,322,216	7,945,630
Due to:
Up to 3 Months	65,214,855	37,074,911	73,959,020	44,611,141
From 3 to 12 Months	53,342,393	42,298,020	67,151,955	57,068,027
Over 12 Months	87,933,638	98,967,146	106,089,436	116,737,946
Total	213,084,434	185,516,673	254,522,627	226,362,744

c) Lease Portfolio Operations

		Bank		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Gross Investment in Leasing Operations	44	1,582	3,767,640	4,288,296
Lease Receivables	24	684	2,442,664	2,623,793
Unrealized Residual Values (1)	20	898	1,324,976	1,664,503
Unearned Income on Lease	(21)	(555)	(2,412,187)	(2,562,826)
Offsetting Residual Values	(20)	(898)	(1,324,976)	(1,664,503)
Leased Assets	72,552	113,891	8,260,536	10,106,659
Accumulated Depreciation	(72,552)	(113,891)	(4,451,200)	(5,715,239)
Excess Depreciation	29,551	62,318	2,112,386	2,895,841
Losses on Unamortized Lease	-	-	198,863	186,692
Advances for Guaranteed Residual Value	(29,516)	(60,926)	(2,967,936)	(3,909,529)
Other Assets	-	-	3,598	4,161
Total of Lease Portfolio at Present Value	38	1,521	3,186,724	3,629,552

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$6 (06/30/2014 - R$61) in the Bank and R$580,916 (06/30/2014 - R$658,744) in the Consolidated.

On June 30, 2015 and 2014, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Overdue	11	493	40,778	81,007
Due to:
Up to 1 Year	17	1,055	1,794,483	2,013,749
From 1 to 5 Years	16	34	1,927,386	2,185,709
Over 5 Years	-	-	4,993	7,831
Total	44	1,582	3,767,640	4,288,296

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Overdue	9	366	36,843	56,526
Due to:
Up to 1 Year	16	1,131	1,678,176	1,902,235
From 1 to 5 Years	13	24	1,468,167	1,665,434
Over 5 Years	-	-	3,538	5,357
Total	38	1,521	3,186,724	3,629,552

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				06/30/2015	06/30/2014	06/30/2015	06/30/2014
Private Sector				212,958,156	185,408,636	254,395,104	226,250,798
Industry				57,008,839	43,796,778	58,326,707	45,453,920
Commercial				24,277,091	20,215,915	28,304,258	23,781,843
Financial Institutions				1,402,469	4,328	1,482,287	6,663
Services and Other (1)				40,070,093	43,394,717	43,084,464	46,628,374
Individuals				84,734,346	72,912,861	117,732,070	105,295,961
Credit Cards				17,339,296	16,704,056	17,339,296	16,704,056
Mortgage Loans				24,235,037	17,905,274	24,235,037	17,905,274
Payroll Loans				10,874,195	12,285,004	13,193,156	12,285,004
Financing and Vehicles Lease				2,941,581	3,206,171	33,620,344	33,412,341
Others (2)				29,344,237	22,812,356	29,344,237	24,989,286
Agricultural				5,465,318	5,084,037	5,465,318	5,084,037
Public Sector				126,279	108,037	127,523	111,946
Federal				20	32	20	32
State				98,883	94,379	99,634	95,487
Municipal				27,376	13,626	27,869	16,427
Total				213,084,435	185,516,673	254,522,627	226,362,744

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							06/30/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	93,695,371	-	93,695,371	-	-	-
A	0.5%	73,581,798	-	73,581,798	367,909	268,691	636,600
B	1%	11,415,755	1,339,554	12,755,309	127,553	220,074	347,627
C	3%	8,178,576	2,000,164	10,178,740	305,362	410,670	716,032
D	10%	5,568,049	2,430,062	7,998,111	799,811	-	799,811
E	30%	1,390,969	1,303,956	2,694,925	808,478	-	808,478
F	50%	763,328	1,162,324	1,925,652	962,826	-	962,826
G	70%	589,542	956,596	1,546,138	1,082,297	-	1,082,297
H	100%	2,890,561	5,705,041	8,595,602	8,595,602	-	8,595,602
Total		198,073,949	14,897,697	212,971,646	13,049,838	899,435	13,949,273

							Bank
							06/30/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	56,358,631	-	56,358,631	-	-	-
A	0.5%	80,484,984	-	80,484,984	402,425	306,225	708,650
B	1%	13,986,485	1,240,001	15,226,486	152,265	271,589	423,854
C	3%	7,828,325	2,006,184	9,834,509	295,036	226,723	521,759
D	10%	6,008,385	2,401,785	8,410,170	841,017	-	841,017
E	30%	1,747,025	1,500,282	3,247,307	974,192	-	974,192
F	50%	1,288,716	1,608,235	2,896,951	1,448,476	-	1,448,476
G	70%	951,046	1,127,314	2,078,360	1,454,852	-	1,454,852
H	100%	1,729,828	5,186,226	6,916,054	6,916,054	-	6,916,054
Total		170,383,425	15,070,027	185,453,452	12,484,317	804,537	13,288,854

							Consolidated
							06/30/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	105,526,562	-	105,526,562	-	-	-
A	0.5%	96,109,992	-	96,109,992	480,550	274,938	755,488
B	1%	13,822,562	2,572,970	16,395,532	163,955	220,074	384,029
C	3%	8,829,302	3,106,783	11,936,085	358,083	410,670	768,753
D	10%	5,666,438	2,826,396	8,492,834	849,283	-	849,283
E	30%	1,430,312	1,512,786	2,943,098	882,929	-	882,929
F	50%	773,622	1,327,368	2,100,990	1,050,495	-	1,050,495
G	70%	598,270	1,096,079	1,694,349	1,186,044	-	1,186,044
H	100%	2,933,966	6,268,868	9,202,834	9,202,834	-	9,202,834
Total		235,716,134	18,686,142	254,402,276	14,174,173	905,682	15,079,855

							Consolidated
							06/30/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	59,450,781	-	59,450,781	-	-	-
A	0.5%	110,164,247	-	110,164,247	550,821	311,643	862,464
B	1%	16,600,413	2,628,544	19,228,957	192,290	271,589	463,879
C	3%	8,505,421	3,471,672	11,977,093	359,313	226,723	586,036
D	10%	6,032,966	2,936,052	8,969,018	896,902	-	896,902
E	30%	1,763,870	1,722,407	3,486,277	1,045,883	-	1,045,883
F	50%	1,294,045	1,808,137	3,102,182	1,551,091	-	1,551,091
G	70%	959,372	1,276,791	2,236,163	1,565,314	-	1,565,314
H	100%	1,750,269	5,933,850	7,684,119	7,684,119	-	7,684,119
Total		206,521,384	19,777,453	226,298,837	13,845,733	809,955	14,655,688

(1) Includes current and past-due operations.

(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

(3) The total loan portfolio includes the amount of R$112,788 (06/30/2014 - R$63,221) in the Bank and R$120,351 (06/30/2014 - R$63,907) in the Consolidated, related to the adjustment to fair value of loans that are hedged, registered under the article 5 Circular Letter 3,624 of Bacen of 26 December, 2013 and which are not contemplated in footnote levels of risk (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				06/30/2015	06/30/2014	06/30/2015	06/30/2014
Balance at Beginning				13,539,025	13,829,240	14,610,726	14,999,205
Allowances Recognized				5,744,101	5,269,981	6,324,228	6,043,778
Write-offs				(5,333,853)	(5,810,367)	(5,855,099)	(6,387,295)
Balance at End (1)				13,949,273	13,288,854	15,079,855	14,655,688
Current				3,192,786	2,682,861	3,716,233	3,260,224
Long-term				10,756,487	10,605,993	11,363,622	11,395,464
Recoveries Credits (2)				968,104	1,185,961	1,084,853	1,246,643

(1) Includes R$12 (06/30/2014 - R$340) in the Bank and R$70,273 (06/30/2014 - R$107,714) in the Consolidated provision recorded for the leasing portfolio.

(2) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$74,251 (2014 - R$149,961) in the Bank and R$90,445 (2014 - R$149,961) in the Consolidated.

g) Renegotiated Credits

					Bank		Consolidated
				06/30/2015	06/30/2014	06/30/2015	06/30/2014
Renegotiated Credits				12,714,722	14,480,198	12,775,331	14,552,543
Allowance for Loan Losses				(6,958,764)	(7,083,243)	(6,975,710)	(7,113,722)
Percentage of Coverage on Renegotiated Credits				54.7%	48.9%	54.6%	48.9%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1) , Securities (2)		06/30/2015		06/30/2014
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	7,662,042	2.3%	7,438,165	2.9%
10 Biggest	36,859,363	10.9%	29,434,810	10.2%
20 Biggest	53,286,214	15.7%	41,122,286	14.5%
50 Biggest	79,301,931	23.4%	61,928,897	21.1%
100 Biggest	102,299,148	30.2%	78,842,953	27.0%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

			Bank/Consolidated
			06/30/2015	06/30/2014
Assets
Rights to Foreign Exchange Sold			33,688,055	23,679,957
Exchange Purchased Pending Settlement			27,688,796	15,916,618
Advances in Local Currency			(528,190)	(258,714)
Income Receivable from Advances and Importing Financing (Note 8.a)			64,624	59,712
Currency and Documents Term Foreign Currency			9,708	549
Total			60,922,993	39,398,122
Current			59,984,057	39,164,788
Long-term			938,936	233,334
Liabilities
Exchange Sold Pending Settlement			33,486,423	22,488,005
Foreign Exchange Purchased			26,657,759	16,407,529
Advances on Foreign Exchange Contracts (Note 8.a)			(5,151,020)	(3,806,074)
Others			56	72
Total			54,993,218	35,089,532
Current			54,197,384	34,939,608
Long-term			795,834	149,924
Memorandum Accounts
Open Import Credits			890,311	620,316
Confirmed Export Credits			457,493	537,650

10. Trading Account

		Bank		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Assets
Financial Assets and Pending Settlement Transactions	783,295	143,684	783,375	150,724
Clearinghouse Transactions	3	458	58,270	458
Debtors Pending Settlement	45	10,530	105,713	116,594
Stock Exchanges - Guarantee Deposits	285,162	364,720	285,162	364,720
Others(1)	777,130	39,362	777,133	39,362
Total	1,845,635	558,754	2,009,653	671,858
Current	1,845,632	549,252	2,009,650	662,356
Long-term	3	9,502	3	9,502
Liabilities
Financial Assets and Pending Settlement Transactions	129,576	417,244	146,501	417,387
Creditors Pending Settlement	5,327	23,520	158,035	178,188
Creditors for Loan of Shares	111,193	176,652	277,669	537,986
Clearinghouse Transactions	996	-	3,485	43,823
Records and Settlement	2,305	2,286	2,949	2,399
Acquisition and Subscription of Securities Arising Release	-	-	1,274	1,274
Others	-	-	199	292
Total	249,397	619,702	590,112	1,181,349
Current	186,644	551,388	527,359	1,113,035
Long-term	62,753	68,314	62,753	68,314
(1) Refers to guarantee the deposits made in derivative transactions with customers in the market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

				Bank
	12/31/2014	Recognition	Realization	06/30/2015
Allowance for Loan Losses	7,321,677	1,693,339	(1,013,607)	8,001,409
Reserve for Legal and Administrative Proceedings - Civil	760,181	93,242	(19,058)	834,365
Reserve for Tax Risks and Legal Obligations	4,225,376	437,546	(3,264,701)	1,398,221
Reserve for Legal and Administrative Proceedings - Labor	742,869	86,487	(22,617)	806,739
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,583,126	2,890,026	-	4,473,152
Adjustment to Fair Value of Available-for-sale Securities
and Cash Flow Hedge (1)	321,075	154,719	-	475,794
Accrual for Pension Plan (2)	1,300,921	-	(162,517)	1,138,404
Profit Sharing, Bonuses and Personnel Gratuities	268,733	195,372	(230,407)	233,698
Other Temporary Provisions (3)	1,950,211	308,767	-	2,258,978
Total Tax Credits on Temporary Differences	18,474,169	5,859,498	(4,712,907)	19,620,760
Tax Loss Carryforwards	658,417	-	(19,605)	638,812
Social Contribution Tax - Executive Act 2,158/2001	641,213	-	-	641,213
Total Tax Credits	19,773,799	5,859,498	(4,732,512)	20,900,785
Unrecorded Tax Credits	(133,482)	-	1,873	(131,609)
Balance of Recorded Tax Credits	19,640,317	5,859,498	(4,730,639)	20,769,176
Current	5,708,490			6,426,849
Long-term	13,931,827			14,342,327

				Bank
	12/31/2013	Recognition	Realization	06/30/2014
Allowance for Loan Losses	6,160,494	1,820,522	(1,763,152)	6,217,864
Reserve for Legal and Administrative Proceedings - Civil	602,058	193,228	(111,881)	683,405
Reserve for Tax Risks and Legal Obligations	3,437,730	364,562	(13,898)	3,788,394
Reserve for Legal and Administrative Proceedings - Labor	727,280	195,613	(164,501)	758,392
Adjustment to Fair Value of Trading Securities and Derivatives (1)	998,804	42,868	-	1,041,672
Adjustment to Fair Value of Available-for-sale Securities
and Cash Flow Hedge (1)	541,062	-	(163,398)	377,664
Accrual for Pension Plan (2)	959,033	-	(25,375)	933,658
Profit Sharing, Bonuses and Personnel Gratuities	256,870	209,958	(218,378)	248,450
Other Temporary Provisions (3)	2,366,392	-	(242,534)	2,123,858
Total Tax Credits on Temporary Differences	16,049,723	2,826,751	(2,703,117)	16,173,357
Tax Loss Carryforwards	806,790	-	(346,901)	459,889
Social Contribution Tax - Executive Act 2,158/2001	683,581	-	(41,649)	641,932
Total Tax Credits	17,540,094	2,826,751	(3,091,667)	17,275,178
Unrecorded Tax Credits	(158,654)	(66,153)	-	(224,807)
Balance of Recorded Tax Credits	17,381,440	2,760,598	(3,091,667)	17,050,371
Current	4,711,337			4,305,789
Long-term	12,670,103			12,744,582

					Consolidated
		Acquisition/
	12/31/2014	Merger (4)	Recognition	Realization	06/30/2015
Allowance for Loan Losses	8,029,815	1,758	1,943,725	(1,223,961)	8,751,337
Reserve for Legal and Administrative Proceedings - Civil	825,856	-	99,805	(26,560)	899,101
Reserve for Tax Risks and Legal Obligations	4,974,728	-	483,621	(3,283,834)	2,174,515
Reserve for Legal and Administrative Proceedings - Labor	769,870	-	93,408	(25,215)	838,063
Adjustment to Fair Value of Trading Securities and
Derivatives (1)	1,583,691	-	2,984,458	(7,291)	4,560,858
Adjustment to Fair Value of Available-for-sale Securities
and Cash Flow Hedge (1)	359,008	9	156,087	(1,694)	513,410
Accrual for Pension Plan (2)	1,309,143	-	-	(165,422)	1,143,721
Profit Sharing, Bonuses and Personnel Gratuities	288,681	-	208,609	(245,769)	251,521
Other Temporary Provisions (3)	2,082,002	-	453,809	(3,727)	2,532,084
Total Tax Credits on Temporary Differences	20,222,794	1,767	6,423,522	(4,983,473)	21,664,610
Tax Loss Carryforwards	1,366,364	-	30,423	(137,938)	1,258,849
Social Contribution Tax - Executive Act 2,158/2001	655,359	-	-	-	655,359
Total Tax Credits	22,244,517	1,767	6,453,945	(5,121,411)	23,578,818
Unrecorded Tax Credits	(272,144)	-	-	1,668	(270,476)
Balance of Recorded Tax Credits	21,972,373	1,767	6,453,945	(5,119,743)	23,308,342
Current	6,324,664				7,195,312
Long-term	15,647,709				16,113,030

					Consolidated
		12/31/2013	Recognition	Realization	06/30/2014
Allowance for Loan Losses		7,022,251	2,150,858	(1,949,027)	7,224,082
Reserve for Legal and Administrative Proceedings - Civil		664,243	220,564	(134,473)	750,334
Reserve for Tax Risks and Legal Obligations		4,091,034	441,577	(29,304)	4,503,307
Reserve for Legal and Administrative Proceedings - Labor		754,242	205,226	(174,117)	785,351
Amortized Goodwill		7,455	-	(4,260)	3,195
Adjustment to Fair Value of Trading Securities and Derivatives (1)		999,372	55,941	(12)	1,055,301
Adjustment to Fair Value of Available-for-sale Securities
and Cash Flow Hedge (1)		586,916	91	(179,302)	407,705
Accrual for Pension Plan (2)		969,897	-	(29,575)	940,322
Profit Sharing, Bonuses and Personnel Gratuities		272,217	220,121	(229,791)	262,547
Other Temporary Provisions (3)		2,465,909	8,949	(258,970)	2,215,888
Total Tax Credits on Temporary Differences		17,833,536	3,303,327	(2,988,831)	18,148,032
Tax Loss Carryforwards		1,588,106	467	(481,933)	1,106,640
Social Contribution Tax - Executive Act 2,158/2001		697,727	-	(41,649)	656,078
Total Tax Credits		20,119,369	3,303,794	(3,512,413)	19,910,750
Unrecorded Tax Credits		(159,760)	(66,153)	963	(224,950)
Balance of Recorded Tax Credits		19,959,609	3,237,641	(3,511,450)	19,685,800
Current		5,476,303			4,964,746
Long-term		14,483,306			14,721,054
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.l.
(3) Composed mainly by administrative provisions nature, collective agreements and escrow deposits.
(4) Acquisition and merger of companies (Note 15).

b) Expected Realization of Recorded Tax Credits

							Bank
							06/30/2015
		Temporary Differences		Tax Loss			Total
Year	IRPJ	CSLL PIS/Cofins		Carryforwards	CSLL 18%	Total	Recorded
2015	2,119,569	1,267,748	84,228	24,141	6,610	3,502,296	3,502,296
2016	3,551,513	2,129,135	168,457	-	-	5,849,105	5,849,105
2017	3,170,484	1,854,318	168,457	95,941	30,963	5,320,163	5,320,163
2018	1,645,417	983,373	89,399	352,277	92,544	3,163,010	3,163,010
2019	373,134	228,274	10,341	166,453	272,260	1,050,462	1,050,462
2020 to 2022	564,377	332,900	5,170	-	238,836	1,141,283	1,141,283
2023 to 2024	380,553	270,359	-	-	-	650,912	650,912
2025 to 2027	149,104	74,450	-	-	-	223,554	91,945
Total	11,954,151	7,140,557	526,052	638,812	641,213	20,900,785	20,769,176

							Consolidated
							06/30/2015
		Temporary Differences		Tax Loss			Total
Year	IRPJ	CSLL PIS/Cofins		Carryforwards	CSLL 18%	Total	Recorded
2015	2,310,641	1,375,545	85,936	132,717	9,820	3,914,659	3,914,659
2016	3,942,660	2,350,134	171,872	88,902	7,737	6,561,305	6,561,305
2017	3,715,594	2,158,842	170,313	141,555	34,162	6,220,466	6,220,457
2018	1,742,915	1,044,072	90,476	427,300	92,544	3,397,307	3,397,268
2019	412,651	247,945	11,158	237,645	272,260	1,181,659	1,181,659
2020 to 2022	591,844	346,604	5,579	68,067	238,836	1,250,930	1,250,930
2023 to 2024	390,559	275,388	-	23,843	-	689,790	689,790
2025 to 2027	149,341	74,541	-	137,244	-	361,126	92,274
After 2027	-	-	-	1,576	-	1,576	-
Total	13,256,205	7,873,071	535,334	1,258,849	655,359	23,578,818	23,308,342
Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$17,584,512 (06/30/2014 - R$14,710,291) in the Bank and R$19,818,627 (06/30/2014 -R$16,992,015) in the Consolidated and the present value of recorded tax credits is R$17,532,229 (06/30/2014 - R$14,607,390) in the Bank and R$19,710,117 (06/30/2014 - R$16,888,984) in the Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases, Social Contribution tax at the rate of 18% (Provisional Act 2,158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Others

		Bank		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Notes and Credits Receivable (Note 8.a)
Credit Cards	13,009,296	11,990,185	13,009,296	11,990,185
Receivables	13,669,153	9,556,252	15,737,637	11,601,449
Rural Product	165,253	173,570	165,253	173,570
Escrow Deposits for
Tax Claims	3,448,245	3,185,063	5,337,389	4,926,861
Labor Claims	1,607,993	1,733,448	1,654,751	1,779,757
Others	920,404	570,172	1,254,319	694,019
Contract Guarantees - Former Controlling Stockholders (Note 23.i)	681,390	741,149	766,900	835,950
Recoverable Taxes	1,819,279	1,846,278	2,708,075	2,658,739
Receivables - Buyer Services	9,576,843	5,774,102	9,576,843	5,774,102
Reimbursable Payments	178,113	424,569	184,823	167,987
Salary Advances/Others	161,765	156,999	193,087	170,756
Debtors for Purchase of Assets (Note 8.a)	63,243	69,635	64,964	72,451
Receivable from Affiliates (Note 26.e)	680,135	559,836	839,211	561,949
Employee Benefit Plan (Note 35)	-	473	-	473
Others	1,598,056	1,449,988	2,026,268	2,255,479
Total	47,579,168	38,231,719	53,518,816	43,663,727
Current	33,927,891	26,971,565	36,597,522	29,257,166
Long-term	13,651,277	11,260,154	16,921,294	14,406,561

13. Non-Current Assets Held for Sale

On September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading (Note 15), whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by CPC 31. On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 127,012 million. On the same date, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 120,000 million (Note 37.g). On June 30, 2015, the total of non-current assets held for sale is R$183,045 and the values of liabilities directly associated with non-current assets held for sale are R$1,197.

14. Dependence Information and Foreign Subsidiary

Banco Santander established has an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch		Santander Brasil EFC
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Assets	89,265,676	48,816,242	3,507,501	2,598,987
Current and Long-term Assets	89,265,652	48,816,214	3,506,855	2,597,779
Cash	272,075	942,908	1,059,916	146,252
Interbank Investments	22,409,131	2,507,353	-	-
Securities and Derivatives Financial Instruments	32,625,287	22,382,489	554,495	263,547
Lending Operations (1)	29,381,682	19,922,226	1,661,697	2,174,607
Foreign Exchange Portfolio	2,743,749	1,543,814	-	-
Others	1,833,728	1,517,424	230,747	13,373
Permanent Assets	24	28	646	1,208
Liabilities	89,265,676	48,816,242	3,507,501	2,598,987
Current and Long-term Liabilities	51,364,696	32,912,017	783,368	275,109
Deposits and Money Market Funding	13,643,074	3,368,915	-	-
Funds from Acceptance and Issuance of Securities	11,807,638	12,523,338	-	-
Borrowings (2)	20,550,265	13,697,958	-	-
Foreign Exchange Portfolio	2,619,523	1,542,057	-	-
Others	2,744,196	1,779,749	783,368	275,109
Deferred Income	904	1,128	16,616	11,847
Stockholders' Equity (3)(4)	37,900,076	15,903,097	2,707,517	2,312,031
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) In the first quarter of 2014, the Grand Cayman Branch paid the amount of R$584,250 through dividends to Banco Santander.

(4) According of the Executive Board of Banco Santander held on September 1, 2014, was approved the allocation of additional resources to the Agency Grand Cayman, in the amount of US$4,000,000, and the capital highlighted the Agency of US$7,114,267 to US$11,114,267 of this amount US$1,000,000 were held on 30 December 2014 and the balance US$3,000,000 were carried out in the 5th, 6th and 7th of January 2015. The allocation of these additional resources was approved by the Bacen on November 3, 2014.

The results Agency Grand Cayman in the first half of 2015 was a profit of R$398,535 (2014 - R$334,532) and the result of subsidiary Santander Brazil EFC was a profit of R$26,747 (2014 - R$18,847).

15. Investments in Affiliates and Subsidiaries

					06/30/2015
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil)	Financial	1	1	39.89%	39.89%
Santander Securities Services Brasil DTVM S.A. (Current Corporate Name of CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM)) (8)	Dealer	1,740	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) (9)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações (10)	Holding	4,597	-	100.00%	100.00%
Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.) (Current Corporate Name of Santander Getnet Serviços for Meios de Pagamento S.A. (Santander Getnet) (6)	Other Activities	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	11,251,175	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	174,360,451	-	60.65%	60.65%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Companhia Securitizadora de Créditos Financeiros (15)	Securitization	-	-	100.00%	100.00%
Controlled by CFI RCI Brasil
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing)	Leasing	163	81	-	100.00%

					06/30/2015
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Aymoré CFI (12) (14
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (12)	Other Activities	20,000	-	-	50.00%
Banco Bonsucesso Consignado S.A. (Banco Bonsucesso Consignado) (14)	Bank	210,000	-	-	60.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A. (Evidence) (4)	Private Pension	8,938,026	-	-	100.00%
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	24,500	-	-	100.00%
Controlled by Webmotors S.A. (2) (16)
Virtual Motors Páginas Eletrônicas Ltda. - ME (Virtual Motors) (13)	Other Activities	1	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1)	Other Activities	3,859	2,953	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan) (7)	Other Activities	743,944	-	-	19.81%
Subsidiary Companies of Getnet S.A (Current Corporate Name of Santander Getnet) (6) (11) (17)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT) (11)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia) (11)	Other Activities	1,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale) (11)	Other Activities	6,050	-	-	100.00%
Transacciones Eletrónicas Pos Móvil S.A. (Pos Móvil) (11)	Other Activities	10	-	-	100.00%
Izettle do Brasil S.A. (6) (11)	Other Activities	5,300	-	-	50.00%
Controlled by TecBan (7)
Tbnet Comércio Locação e Administração Ltda. (Tbnet)	Other Activities	11,156	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbfort)	Other Activities	7,817	-	-	100.00%
Controlled by Banco Bonsucesso Consignado (14)
BPV Promotoda de Vendas e Cobrança Ltda. (14)	Other Activities	6,950	-	-	100.00%
BSI Informática Ltda. (14)	Other Activities	450	-	-	100.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Net Income
	Stockholders'	(Loss) Adjusted	Investments Value			Equity Accounting Results
	Equity	01/01 to			01/01 to	01/01 to
	06/30/2015	06/30/2015	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Controlled by Banco Santander
Santander Leasing	5,299,105	274,741	4,163,721	4,040,944	215,875	123,743
Santander Brasil Consórcio	156,665	9,750	156,665	137,197	9,750	10,159
Banco Bandepe	3,094,866	131,610	3,094,866	3,014,472	131,610	103,430
Aymoré CFI	1,512,782	265,918	1,512,782	1,179,909	265,918	125,534
CFI RCI Brasil	1,334,592	108,165	532,382	469,487	43,148	23,218
Santander Securities Services Brasil DTVM S.A. (Current Corporate Name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.) (8)	934,136	64,475	934,136	32,082	64,475	2,974
Santander CCVM (9)	423,373	40,362	423,373	376,773	40,362	19,572
Santander Microcrédito	22,752	641	22,752	21,974	641	582
Santander Brasil Advisory	14,329	904	13,831	12,811	872	347
Santander Participações (10)	1,703,201	(132,410)	1,703,201	1,314,417	(132,410)	64,404
Getnet S.A. (Current Corporate Name of Santander Getnet) (6)	1,425,578	138,930	1,150,339	35,072	56,260	25,715
Sancap	345,058	33,368	345,058	335,608	33,368	46,512
Santander Serviços	544,122	(30,756)	330,028	390,007	(18,654)	31,298
Mantiq	6,004	1,630	6,004	8,275	1,630	1,338
Santos Energia (5)	-	-	-	79,077	-	(3,371)
Santander Brasil EFC	2,707,517	26,747	2,707,517	2,312,032	26,747	17,960
Controlled by CFI RCI Brasil
RCI Brasil Leasing	793,513	56,072	-	-	-	-
Controlled by Aymoré CFI (12) (14)
Super (12)	31,930	(2,155)	-	-	-	-
Banco Bonsucesso Consignado (14)	603,526	8,376	-	-	-	-
Controlled by Sancap
Santander Capitalização	231,447	44,460	-	-	-	-
Evidence (4)	175,723	(11,187)	-	-	-	-
Controlled by Santander Serviços
Webcasas S.A.	19,654	(848)	-	-	-	-

	Adjusted	Net Income
	Stockholders'	(Loss) Adjusted	Investments Value			Equity Accounting Results
	Equity	01/01 to			01/01 to	01/01 to
	06/30/2015	06/30/2015	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Controlled by Webmotors S.A. (2)
Virtual Motors (13)	321	320	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (1)	74,745	1,397	10,192	10,169	191	612
Norchem Participações	49,302	1,824	22,601	24,425	912	772
EBP (1)	59,130	(15,036)	6,570	8,409	(1,671)	(2,599)
BW Guirapá I S.A. (3)	-	-	-	75,006	-	(5,482)
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2)	240,311	14,822	-	-	-	-
TecBan (7)	378,499	40,566	-	-	-	-
Controlled by Getnet S.A. (Current Corporate Name of Santander Getnet) (6) (11)
Auttar HUT (11)	8,945	1,271	-	-	-	-
Integry Tecnologia (11)	(21)	(54)	-	-	-	-
Toque Fale (11)	1,819	1,779	-	-	-	-
Pos Móvil (11)	1,259	(2,972)	-	-	-	-
Izetlle do Brasil S.A. (6) (11)	(5,778)	(2,676)	-	-	-	-
Controlled by TecBan (7)
Tbnet	(908)	(5,623)	-	-	-	-
Controlled by Tebnet
Tbforte	(1,871)	(4,884)	-	-	-	-
Controlled by Banco Bonsucesso Consignado (14)
BPV Promotoda de Vendas e Cobrança Ltda. (14)	6,259	(3,151)	-	-	-	-
BSI Informática Ltda. (14)	4,184	3,350	-	-	-	-
Affiliate
Norchem Holdings	92,493	3,225	18,704	25,102	702	703
Others	-	-	255	-	(4)	-
Total Bank			17,154,977	13,903,248	739,722	587,421
Affiliate
BW Guirapá I S.A. (3)	-	-	-	642	-	(412)
Norchem Holdings	92,493	3,225	18,704	25,102	702	703
Others	-	-	255	-	144	-
Total Consolidated			18,959	25,744	846	291

(1) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(2) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Serviços and Carsales.com. Investments PTY LTD (Carsales).

(3) In September 2014, the joint control held on BW Guirapá I S.A. and their wind energy companies by Banco Santander were transferred to Santander Participações and reclassified to non-current assets held for sale, as mentioned in Note 13.

(4) On the Extraordinary Shareholders Meeting (ESM) held on December 5,2014 was approved the capital increase by Sancap amounting R$140,000, through the issue of 7,000,000 new common shares, no face value, changing the current capital from R$45,000 to R$185,000. On January 29, 2015, was approved by the Superintendência de Seguros Privados (Susep), the transfer of Ensuring Benefits Fund Portfolio (FGB) Zurich Santander Brasil Seguros e Previdência S.A. for Evidence Previdência S.A. On February 2, 2015, assets and reserves of that license has been transferred and are now managed by the Evidence.

(5) At the ESM occurred on September 8, 2014, the shareholders approved a capital increase at the amount of R$23,820, from the current capital of R$87,180 to R$111,000, by the issuance of 40,448,655 new common shares, no face value, subscribed and paid by Santander Participações (see Note 10 below). In September 2014, the investment held on Santos Energia and their wind energy companies by Banco Santander were reclassified to non-current assets held for sale, which were sold in March 2015 as mentioned in Note 13.

(6) On April 4, 2014, was realized the payment of the total capital of Getnet S.A. the amount of R$3,000, from the current R$13,000 to R$16,000 and approved as well the merger of Santander Getnet to Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet S.A.). At the ESM held on July 31, 2014 the shareholders approved a capital increase at the amount of R$1,173,503, from the current capital R$16,000 to R$1,189,503, by issuance of 53,565,000 new common shares, nominative and no face value, fully subscribed and paid by Banco Santander as follows: R$1,156,263 in current national currency and R$17,240 by conferencing of the book value by Banco Santander of 5,300 common shares, no face value, issued of Izettle do Brasil Meios de Pagamento S.A. to Getnet S.A. capital (Note 37.b and 37.d).

(7) In November 2014, Santander Serviços sold 1.16% of its investment in this company.

(8) The ESM of June 6, 2014, was approved to change the name of the CRV DTVM for Santander Securities Services Brasil DTVM S.A., which was approved by the Central Bank on July 25, 2014 (Note 37.f). The ESM held on September 16, 2014 approved the capital increase by the amount of R$822,000, in which its capital was increased from R$18,313 to R$840,313, through the issue of 1,673,368 new common shares, no face value. The capital increase was approved by the Central Bank, on October 3, 2014.

(9) The ESM of June 10, 2014, was approved the increase of the share capital of Santander CCVM of R$100,302 from the current R$195,698 to R$296,000, through the issue of 7,715,540,000 new shares, of which 3,857,770,000 common shares and 3,857,770,000 preferred capital increase was approved by the Bacen on July 3, 2014.

(10) At the ESM held on August 1, 2014 was approved the increase of its capital stock amounting to R$98,562; and the capital stock of R$1,131,738 to R$1,230,300 through the issuance of 242,471 new common shares subscribed and paid by Banco Santander as follows: R$20,050 in local currency and R$78,512 through the transfer by Banco Santander, of 131,583,368 common shares Santos Energia, through its investment in Santos Energia to Santander Participações. At the ESM held on September 1, 2014, was approved a further increase in the share capital of Santander Participações of R$320,700, and the capital stock of R$1,230,300 for R$1,551,000 through the issuance of 761,053 new common shares subscribed and paid by Banco Santander as follows: R$249,087 in local currency and R$71,613 by transferring at Banco Santander, of 252,311 common shares of BW Guirapá I S.A., and its tied obligation to those shares of conduct the paying in still pending in BW Guirapá I SA in the amount of R$91,000, through its investment for Santander Participações. At the ESM held on January 7, 2015 was approved the increase of its capital stock amounting to R$149,000; and the capital stock of R$1,551,000 to R$1,700,000 through the issuance of 360,348 new common shares subscribed and paid by Banco Santander in local currency.

(11) Companies acquired indirectly by the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.S.A. (Getnet) by Getnet S.A (Current Corporate Name of Santander Getnet) (Note 37.b).

(12) Investment acquired on December 12, 2014 (Note 37.a). The ESM of December 15, 2014, was approved the capital reduction of Super in order to fit the value of effectively paid amounts, which goes from R$51,128 to R$49,451, the reduction in the amount of R$1,677, without cancellation of shares, and no refund of any amounts to shareholders, subject to the provisions of applicable law.

(13) Investment acquired on December 10, 2014 (Note 37.g).
(14) Investment Banco Bonsucesso Consignado acquired on February 10,2015 and other Companies acquired indirectly by the acquisition of Banco Bonsucesso Consignado (Note 37.c).
(15)The capital of the Company is R$100.00 composed of one hundred (100) common shares with no par value.
(16) The Idea Produções e Design Ltda - ME e KM Locanet Ltda - ME (Compre Auto) merged into Webmotors S.A. on April 30, 2015 (Note 37.g).
(17) GoPay Comércio e Serviçoes e Tecnologia da Informação Ltda. merged into Getnet SA (Current Corporate Name of Santander Getnet) on April 30, 2015 (Note 37.g).

16. Fixed Assets

						Bank
					06/30/2015	06/30/2014
			Cost	Depreciation	Net	Net
Real Estate			2,547,196	(557,770)	1,989,426	1,969,511
Land			664,434	-	664,434	675,016
Buildings			1,882,762	(557,770)	1,324,992	1,294,495
Others Fixed Assets			9,940,282	(5,657,689)	4,282,593	4,233,242
Installations, Furniture and Equipment			2,545,296	(1,222,111)	1,323,185	1,443,097
Data Processing Equipment			2,801,361	(2,033,537)	767,824	727,608
Leasehold Improvements			3,350,321	(1,769,640)	1,580,681	1,499,931
Security and Communication Equipment			613,241	(378,032)	235,209	259,553
Others			630,063	(254,369)	375,694	303,053
Total			12,487,478	(6,215,459)	6,272,019	6,202,753

						Consolidated
					06/30/2015	06/30/2014
			Cost	Depreciation	Net	Net
Real Estate			2,653,309	(563,642)	2,089,667	1,974,507
Land			697,725	-	697,725	676,507
Buildings			1,955,584	(563,642)	1,391,942	1,298,000
Others Fixed Assets			11,017,553	(6,399,812)	4,617,741	4,388,943
Installations, Furniture and Equipment			2,707,472	(1,282,386)	1,425,086	1,481,644
Data Processing Equipment			3,070,754	(2,183,170)	887,584	795,176
Leasehold Improvements			3,407,289	(1,800,533)	1,606,756	1,525,252
Security and Communication Equipment			1,140,238	(872,929)	267,309	262,684
Others			691,800	(260,794)	431,006	324,187
Total			13,670,862	(6,963,454)	6,707,408	6,363,450

17. Intangibles

						Bank
					06/30/2015	06/30/2014
			Cost	Amortization	Net	Net
Goodwill on Acquired Companies			26,120,037	(22,318,275)	3,801,762	7,356,785
Other Intangible Assets			6,561,783	(4,505,025)	2,056,758	3,355,736
Acquisition and Development of Software			4,521,742	(3,100,909)	1,420,833	1,861,388
Exclusivity Contracts for Provision of Banking Services			1,886,378	(1,342,058)	544,320	1,375,683
Others			153,663	(62,058)	91,605	118,665
Total			32,681,820	(26,823,300)	5,858,520	10,712,521

						Consolidated
					06/30/2015	06/30/2014
			Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)			27,527,244	(22,460,373)	5,066,871	7,586,108
Other Intangible Assets			6,940,336	(4,731,271)	2,209,065	3,451,456
Acquisition and Development of Software			4,883,235	(3,320,507)	1,562,728	1,949,213
Exclusivity Contracts for Provision of Banking Services			1,886,378	(1,342,058)	544,320	1,375,683
Others			170,723	(68,706)	102,017	126,560
Total			34,467,580	(27,191,644)	7,275,936	11,037,564

(1) Includes R$1,054,273 from goodwill determined by Getnet SA (Current Corporate Name of Santander Getnet) at the acquisition of all the shares issued by Getnet Technology Capture and Processing Transactions H.U.A.H. S.A. (Getnet) in July 31, 2014 (Note 15 and 37.b).

(2) In 2015, in the Bank and Consolidated, includes impairment losses (Note 32).

Goodwill is measured annually, or whenever there is any indication that the asset may be impaired. We record our goodwill according to our operating segments.

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 5 years.We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on assessment valuations prepared by independent research company, annually, which is reviewed and approved by the Executive Board.

Based on the assumptions described above, has not identified any impairment of goodwill.

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					06/30/2015	06/30/2014
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,928,055	-	-	-	14,928,055	14,959,503
Savings Deposits	36,595,391	-	-	-	36,595,391	35,778,901
Interbank Deposits	-	248,933	22,868,206	2,759,847	25,876,986	35,741,706
Time Deposits	237,418	25,739,248	13,496,866	50,162,546	89,636,078	79,920,646
Total	51,760,864	25,988,181	36,365,072	52,922,393	167,036,510	166,400,756
Current					114,114,117	116,670,596
Long-term					52,922,393	49,730,160

						Consolidated
					06/30/2015	06/30/2014
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,842,319	-	-	-	14,842,319	14,634,502
Savings Deposits	36,595,391	-	-	-	36,595,391	35,778,901
Interbank Deposits	-	213,990	358,287	2,435,863	3,008,140	4,172,472
Time Deposits	237,418	25,739,248	13,396,970	49,967,970	89,341,606	79,531,917
Total	51,675,128	25,953,238	13,755,257	52,403,833	143,787,456	134,117,792
Current					91,383,623	83,836,786
Long-term					52,403,833	50,281,006

b) Money Market Funding

						Bank
					06/30/2015	06/30/2014
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		69,161,080	19,840,141	35,647,061	124,648,282	91,419,723
Government Securities		62,051,300	28,461	-	62,079,761	45,485,586
Others		7,109,780	19,811,680	35,647,061	62,568,521	45,934,137
Third Parties		14,299,986	-	-	14,299,986	2,999,995
Linked to Trading Portfolio Operations		-	899,483	14,874,347	15,773,830	10,997,273
Total		83,461,066	20,739,624	50,521,408	154,722,098	105,416,991
Current					104,200,690	67,870,928
Long-term					50,521,408	37,546,063

						Consolidated
					06/30/2015	06/30/2014
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		53,951,998	15,490,689	34,701,856	104,144,543	76,648,175
Government Securities		46,970,711	28,461	-	46,999,172	31,578,743
Debt Securities in Issue		6,003,652	14,354,665	33,710,178	54,068,495	39,213,894
Others		977,635	1,107,563	991,678	3,076,876	5,855,538
Third Parties		6,299,994	-	-	6,299,994	2,299,998
Linked to Trading Portfolio Operations		-	899,483	14,874,347	15,773,830	10,997,273
Total		60,251,992	16,390,172	49,576,203	126,218,367	89,945,446
Current					76,642,164	52,510,227
Long-term					49,576,203	37,435,219

c) Funds from Acceptance and Issuance of Securities

					Bank
				06/30/2015	06/30/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	9,532,353	25,599,648	38,644,963	73,776,964	52,495,276
Real Estate Credit Notes - LCI (1)	7,609,587	15,880,991	987,633	24,478,211	20,354,497
Agribusiness Credit Notes - LCA (2)	693,741	1,365,998	43,392	2,103,131	1,795,621
Treasury Bills (3)	1,229,025	8,352,659	37,613,938	47,195,622	30,345,158
Securities Issued Abroad	793,589	6,995,725	4,120,366	11,909,680	12,609,152
Eurobonds	793,589	6,995,725	4,120,366	11,909,680	10,738,378
Securitization Notes - MT100 (4)	-	-	-	-	1,870,774
Funding by Structured Operations Certificates	57,562	407,162	5,111	469,835	160,979
Total	10,383,504	33,002,535	42,770,440	86,156,479	65,265,407
Current				43,386,039	46,108,814
Long-term				42,770,440	19,156,593

					Consolidated
				06/30/2015	06/30/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	392,222	161,799	433,632	987,653	1,040,307
Debentures Resources (5)	-	-	-	-	368,513
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	9,835,456	26,897,383	40,396,391	77,129,230	55,559,756
Real Estate Credit Notes - LCI (1)	7,609,587	15,883,026	988,023	24,480,636	20,356,721
Agribusiness Credit Notes - LCA (2)	693,741	1,365,998	43,392	2,103,131	1,795,621
Treasury Bills (3)	1,532,128	9,648,359	39,364,976	50,545,463	33,407,414
Securities Issued Abroad	793,589	6,995,725	4,120,366	11,909,680	12,609,152
Eurobonds	793,589	6,995,725	4,120,366	11,909,680	10,738,378
Securitization Notes - MT100 (4)	-	-	-	-	1,870,774
Funding by Structured Operations Certificates	57,562	407,162	5,111	469,835	160,979
Total	11,078,829	34,462,069	44,955,500	90,496,398	69,738,707
Current				45,540,898	47,763,584
Long-term				44,955,500	21,975,123

(1) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On June 30, 2015, has maturities between 2015 to 2020 (06/30/2014 - maturities between 2014 to 2020).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 90,0% to 98,0% of CDI. On June 30, 2015, has maturities between 2015 to 2016 (06/30/2014 - maturities between 2014 to 2015).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On June 30, 2015, has maturities between 2015 to 2025 (06/30/2014 - maturities between 2014 to 2025).

(4) Issuance of securities linked to the right to receive of future flow of payment orders receivable from foreign correspondent banks. These securities were redeemed in 2015.

(5) On June 30, 2014, the debentures issued by the subsidiary Santos Energia in April 2013, with remuneration indexed to CDI + 1.60% p.a. maturing on April 12, 2014, extended the maturing to July 12, 2014, with indexed to CDI + 1.55% p.a. and subsidiary by BW Guirapá I S.A., in August 2013, indexed to CDI +1.55% p.a., maturing on August 28, 2014. The investments held in subsidiaries Santos Energy and BW Guirapá I S.A., in September 2014 were reclassified to account to non-current assets held for sale (Note 13).

						Bank/Consolidated
					06/30/2015	06/30/2014
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	4,018,232	3,001,128
Eurobonds	January and June-11	January-16	US$	4.3%	2,632,420	1,890,493
Eurobonds (2)	March and May-13	March-16	R$	8.0%	1,257,319	1,282,337
Eurobonds (2)	April-12	April-16	CHF	3.3%	502,003	375,593
Eurobonds (2)	April-12	April-16	CLP	4.6%	114,452	90,553
Eurobonds (2)	September-14	September-16	JPY	1.8%	27,640	-
Eurobonds	March-13	April-18	US$	4.5% to 8.4% (1)	-	739,544
Eurobonds (2)	June-13	June-15	CHF	1.1%	-	312,240
Eurobonds	April and November-10	April-15	US$	4.5%	-	1,827,864
Eurobonds (2)	March-13	March-15	CHF	1.7%	-	173,983
Eurobonds (2)	June-11	December-14	CHF	3.1%	-	379,186
Eurobonds (2)	December-12	December-14	CNY	2.1%	-	53,253
Eurobonds	April-15	July-15	US$	0.7%	261,226	-
Eurobonds	April-15	October-15	US$	1.1%	624,324	-
Eurobonds	May-15	November-15	US$	1.1%	535,197	-
Eurobonds	May-15	December-15	US$	1.1%	159,926	-
Eurobonds	June-15	December-15	US$	1.1%	469,038	-
Eurobonds	June-15	January-16	US$	1.1%	137,152	-
Others					1,170,751	612,204
Total					11,909,680	10,738,378

(1) The transaction was settled early in the first quarter of 2015.

(2) Includes R$1,873,775 (06/30/2014 - R$2,354,905) in cash flow hedge operations, being R$1,257,320 (06/30/2014 - R$1,282,337) indexed in Real, R$502,003 (06/30/2014 - R$928,762) indexed on foreign currency - Swiss Franc, R$114,452 (06/30/2014 - R$90,553) in Chilean Peso and June 30, 2014 the amount of R$53,253 indexed on foreing currency - IUAN (Note 6.b.V.b); and R$27,640 (06/30/2014 - R$312,240) for market risk hedge operations, being R$312,240 (06/30/2014 - R$312,240) indexed to foreign currency - Swiss Franc and R$27,640 indexed to foreing currency - YEN (Note 6.b.V.a).

						Bank/Consolidated
				Interest	06/30/2015	06/30/2014
Securitization Notes - MT100	Issuance	Maturity	Currency	Rate (p.a)	Total (1)	Total
2008-1 Series	May-08	March-15	US$	6.2%	-	95,841
2008-2 Series	August-08	September-17	US$	Libor (6 Months) + 0.8%	-	883,821
2009-1 Series	August-09	September-14	US$	Libor (6 Months) + 2.1%	-	19,266
2009-2 Series	August-09	September-19	US$	6.3%	-	91,916
2010-1 Series	December-10	March-16	US$	Libor (6 Months) + 1.5%	-	316,269
2011-1 Series	May-11	March-18	US$	4.2%	-	198,062
2011-2 Series	May-11	March-16	US$	Libor (6 Months) + 1.4%	-	265,599
Total					-	1,870,774

(1) The notes issued by Brazil Foreign consolidated in the Financial Statements of Banco Santander (Note 2), in connection with the series 2008-1, 2008-2, 2009-2, 2010-1, 2011-1, 2011-2, as per the specific agreements, were fully redeemed in December 4th, 2014, on value of US$747,219. Due to the redemption of these notes, the Foreign Brazil was dissolved on April, 27th, 2015 in accordance with Certificate of Dissolution issued by Registrar of Companies from Cayman Islands on January, 29th, 2015.

d) Money Market Funding Expenses

				Bank		Consolidated
			01/01 to	01/01 to	01/01 to	01/01 to
			06/30/2015	06/30/2014	06/30/2015	06/30/2014
Time Deposits (1)			5,813,793	3,084,070	5,800,722	3,066,786
Savings Deposits			1,326,028	1,130,445	1,326,028	1,130,445
Interbank Deposits			1,231,684	1,381,381	181,055	194,942
Money Market Funding			8,876,728	6,110,109	6,989,676	5,206,854
Provisions and Capitalization Adjustment and Interest			-	-	58,078	53,862
Others (2)			5,331,632	2,886,995	5,605,637	3,100,992
Total			22,579,865	14,593,000	19,961,196	12,753,881

(1) In the Bank and Consolidate, includes the record of interest in the amount of R$144,264 (2014 - R$195,617) related to the issuance of the Debt Instrument Eligible Tier II Capital (Note 21).
(2) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank
				06/30/2015	06/30/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	2,686	2,865	6,461	12,012	51,063
Foreign Borrowings	7,896,290	18,649,741	2,931,539	29,477,570	18,064,536
Import and Export Financing Lines	6,763,455	18,649,741	2,931,539	28,344,735	17,685,312
Other Credit Lines	1,132,835	-	-	1,132,835	379,224
Domestic Onlendings	2,150,278	3,481,010	10,105,749	15,737,037	12,942,604
Foreign Onlendings	-	-	-	-	9,348
Total	10,049,254	22,133,616	13,043,749	45,226,619	31,067,551
Current				32,182,870	20,625,702
Long-term				13,043,749	10,441,849

					Consolidated
				06/30/2015	06/30/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	2,686	79,886	6,461	89,033	66,044
Foreign Borrowings	7,896,290	18,649,914	2,931,539	29,477,743	18,064,536
Import and Export Financing Lines	6,763,455	18,649,914	2,931,539	28,344,908	17,685,312
Other Credit Lines	1,132,835	-	-	1,132,835	379,224
Domestic Onlendings	2,150,278	3,481,010	10,105,749	15,737,037	12,942,604
Foreign Onlendings	-	-	-	-	9,348
Total	10,049,254	22,210,810	13,043,749	45,303,813	31,082,532
Current				32,260,064	20,640,683
Long-term				13,043,749	10,441,849

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2019 (06/30/2014 - through 2018) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.4% p.a. to 24.8% p.a. (06/30/2014 - 0.7% p.a. to 6.9% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.5% p.a., plus exchange rate change falling due through 2014.

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		06/30/2015	06/30/2014	06/30/2015	06/30/2014
Provision for Tax Risks and Legal Obligations (Note 23.b)		4,515,560	10,585,640	7,461,484	13,342,205
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 23.i)		677,006	734,824	762,516	829,625
Deferred Tax Liabilities		1,132,690	1,353,514	1,705,033	2,080,681
Provision for Taxes and Contributions on Income		53,171	475,953	237,919	652,347
Taxes Payable		512,011	271,284	608,984	309,224
Total		6,890,438	13,421,215	10,775,936	17,214,082
Current		1,201,740	1,395,076	1,758,853	1,968,035
Long-term		5,688,698	12,026,139	9,017,083	15,246,047

a) Nature and Origin of Deferred Tax Liabilities

					Bank
			12/31/2014	Realization	06/30/2015
Adjustment to Fair Value of Trading Securities and Derivatives (1)			900,251	-	900,251
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			263,742	(41,431)	222,311
Excess Depreciation of Leased Assets			7,864	(477)	7,387
Others			18,447	(15,706)	2,741
Total			1,190,304	(57,614)	1,132,690

					Bank
		12/31/2013	Recognition	Realization	06/30/2014
Adjustment to Fair Value of Trading Securities and Derivatives (1)		840,748	59,502	-	900,250
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		94,707	342,402	-	437,109
Excess Depreciation of Leased Assets		19,473	-	(3,894)	15,579
Others		11,140	-	(10,564)	576
Total		966,068	401,904	(14,458)	1,353,514

					Consolidated
		12/31/2014	Recognition	Realization	06/30/2015
Adjustment to Fair Value of Trading Securities and Derivatives (1)		925,433	9,911	(1,002)	934,342
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		267,350	11,968	(41,881)	237,437
Excess Depreciation of Leased Assets		588,035	-	(59,957)	528,078
Others		21,598	2,044	(18,466)	5,176
Total		1,802,416	23,923	(121,306)	1,705,033

					Consolidated
		12/31/2013	Recognition	Realization	06/30/2014
Adjustment to Fair Value of Trading Securities and Derivatives (1)		855,629	59,510	(8,861)	906,278
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		100,124	343,207	(1,372)	441,959
Excess Depreciation of Leased Assets		875,385	13,070	(164,500)	723,955
Others		26,093	-	(17,604)	8,489
Total		1,857,231	415,787	(192,337)	2,080,681

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Exigibility of Deferred Tax Liabilities

					06/30/2015
					Bank
		Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total Activated	Total
2015	139,910	83,207	26,878	249,995	249,995
2016	278,931	165,706	53,757	498,394	498,569
2017	152,637	89,982	29,295	271,914	272,037
2018	26,001	14,861	4,832	45,694	45,694
2019	24,769	14,861	4,832	44,462	44,462
2020 to 2022	12,384	7,431	2,416	22,231	22,231
Total	634,632	376,048	122,010	1,132,690	1,132,988

					06/30/2015
					Consolidated
		Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total Activated	Total
2015	245,125	86,898	27,935	359,958	359,958
2016	389,177	172,546	55,870	617,593	617,768
2017	224,149	93,973	30,481	348,603	348,726
2018	92,618	15,916	5,092	113,626	113,626
2019	91,241	15,829	5,092	112,162	112,162
2020 to 2022	142,631	7,914	2,546	153,091	153,091
Total	1,184,941	393,076	127,016	1,705,033	1,705,331

20. Subordinated Debts

Consist of securities issued according to Bacen Rules, which are used as Tier II Regulatory Capital for calculating operating limits, according to the proportion defined by CMN Resolution 4,192 of March 1, 2013, and the amendments introduced by CMN Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					06/30/2015	06/30/2014
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$ 1.500	105.0% CDI	3,912,212	3,479,679
Subordinated Deposit Certificates	October-06	September-16	R$ 850	104.5% CDI	2,114,010	1,881,335
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$ 447	104.5% CDI	1,147,570	1,021,265
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$ 283	CDI (2)	106,047	107,342
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	R$ 268	IPCA (3)	266,610	399,448
Subordinated Deposit Certificates	July-07	July-14	R$ 885	104.5% CDI	-	1,772,084
Subordinated Deposit Certificates	November-08	November-14	R$ 100	120.5% CDI	-	187,504
Total					7,546,449	8,848,657
Current					-	2,146,690
Long Term					7,546,449	6,701,967

(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed between 100% and 112% of CDI.
(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital for the issuance of equity instruments to compose the Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan (Note 24.f), are as follows:

						Bank/Consolidated
					06/30/2015	06/30/2014
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1)	January - 14	No Deadline (Perpetual)	R$ 3.000	7.375%	3,928,066	2,788,488
Tier II (2)	January - 14	January - 24	R$ 3.000	6.000%	3,985,769	2,829,452
Total					7,913,835	5,617,940
Current					171,529	121,766
Long-term					7,742,306	5,496,174

(1) Interest rate paid quarterly from April 29, 2014.
(2) Interest rate paid semiannually from July 29, 2014.
(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and II, respectively.

22. Other Payables - Other

				Bank		Consolidated
			06/30/2015	06/30/2014	06/30/2015	06/30/2014
Provision Technical for Capitalization Operations			-	-	1,612,397	1,667,744
Payables for Credit Cards			17,467,775	15,301,553	17,467,782	15,301,560
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)			3,894,049	3,498,480	4,137,626	3,732,029
Employee Benefit Plans (Note 35)			3,474,874	2,952,880	3,490,540	2,968,776
Payables for Acquisition of Assets and Rights (1)			191,045	712,494	191,045	712,494
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 23.i)			4,384	6,325	4,384	6,325
Accrued Liabilities
Personnel Expenses			1,401,108	1,346,481	1,524,566	1,425,897
Administrative Expenses			356,391	172,172	385,822	233,667
Others Payments			149,296	120,471	228,476	199,085
Creditors for Unreleased Funds			885,048	994,407	885,048	994,407
Provision of Payment Services			256,389	198,507	256,389	198,507
Suppliers			216,444	225,772	695,383	653,134
Others			2,346,110	2,663,290	4,713,623	3,507,401
Total			30,642,913	28,192,832	35,593,081	31,601,026
Current			22,753,463	23,582,041	26,950,069	26,326,186
Long-term			7,889,450	4,610,791	8,643,012	5,274,840

(1) Refers basically, to export notes loans operations in the amount of R$170,555 (06/30/2014 - R$692,636).

23. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on June 30, 2015 and 2014 no contingent assets were accounted (Note 3.p).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			06/30/2015	06/30/2014	06/30/2015	06/30/2014
Reserve for Tax Contingencies and Legal Obligations (Note 19)			4,515,560	10,585,640	7,461,484	13,342,205
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)			3,894,049	3,498,480	4,137,626	3,732,029
Labor			2,122,250	1,944,634	2,204,101	2,014,650
Civil			1,771,799	1,553,846	1,933,525	1,717,379
Total			8,409,609	14,084,120	11,599,110	17,074,234

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			06/30/2015			06/30/2014
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	11,383,052	1,914,476	1,612,518	9,377,201	1,869,394	1,501,962
Recognition Net of Reversal (1)	(7,314,470)	542,386	395,649	859,922	379,993	270,481
Inflation Adjustment	463,481	124,083	76,290	383,264	106,499	67,517
Write-offs Due to Payment	(4,772)	(521,200)	(312,658)	(34,747)	(411,252)	(279,704)
Others	(11,731)	62,505	-	-	-	(6,410)
Balance at End	4,515,560	2,122,250	1,771,799	10,585,640	1,944,634	1,553,846
Escrow Deposits - Other Receivables	1,011,715	331,826	356,455	951,796	365,451	119,613
Escrow Deposits - Securities	45,681	9,395	6,871	27,195	17,651	669
Total Escrow Deposits	1,057,396	341,221	363,326	978,991	383,102	120,282

						Consolidated
			01/01 to			01/01 to
			06/30/2015			06/30/2014
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	14,205,897	1,984,590	1,776,857	11,957,132	1,939,796	1,655,716
Recognition Net of Reversal (1)	(7,169,204)	564,367	453,734	1,019,340	400,477	329,850
Inflation Adjustment	575,183	129,492	85,751	471,620	110,643	74,763
Write-offs Due to Payment	(140,383)	(537,681)	(382,818)	(106,113)	(436,266)	(336,540)
Merger/Acquisition/Reclassifications of Equity Investments	1,723	467	1	-	-	-
Others	(11,731)	62,866	-	226	-	(6,410)
Balance at End	7,461,485	2,204,101	1,933,525	13,342,205	2,014,650	1,717,379
Escrow Deposits - Other Receivables	2,376,962	336,646	361,864	2,236,656	371,539	124,886
Escrow Deposits - Securities	46,946	9,395	6,890	27,569	17,651	669
Total Escrow Deposits	2,423,908	346,041	368,754	2,264,225	389,190	125,555

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

d) Provisions for Contingent Civil, Labor, tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawswits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The Bank and its subsidiaries adhered, in August 2014, to the program of amnesty established by Law 12,996/2014.

The main case included in the amnesty is related to deduction of taxes expenses and interest, with prelimirary decision that suspended payments related to the IRPJ and CSLL between the years 2006 and 2008. Such case was pending from decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Tax and social security claims included in the program paid in 2014 produced accounting effects at the time of joining such program through financial settlement at the amount of R$404,570 in the Bank and R$412,602 in Consolidated, whose balance effect after recorded deferred tax assets was zero in net income for the Bank and Consolidated.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

PIS and Cofins - R$1,460,572 Bank and R$2,890,312 Consolidated (06/30/2014 - R$8,405,172 Bank and R$9,744,163 Consolidated): Banco Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, was published a STF´s decision admitting the extraordinary appeal lodged by Union about PIS and denying the extraordinary appeal lodged by Public Ministry about Cofins applicable, exclusively, to the process of Banco Santander. On May 28, 2015, Banco Santander obtained a favorable decision regarding the Cofins, that was rendered by the plenary session of the Federal Supreme Court, which unanimously dismissed an appeal (Agravo Regimental) filed by the Public Prosecutor Office in the Extraordinary Appeal. With this decision, the pleading regarding Cofins is settled, prevailing judgment of the Federal Regional Court issued in August 2007 which was favorable for Banco Santander. On June 29, 2015, the Public Prosecutor Office presented another appeal (Embargos de Declaração). According to the legal opinion, it is remote the possibility of the assessment of this appeal change the content of the decision issued by the plenary of the STF. It is still pending on final decision the PIS claim of Banco Santander, and Pis and Cofins claim of its subsidiaries. Based on this decision, Banco Santander (Brasil) S.A. recorded the reversal of provisions made to cover legal obligations related to Cofins, in the amount of R$7,950 million (R$4,770 million, after taxes).

Increase in CSLL Tax Rate - R$605,615 Bank and R$1,593,838 Consolidated (06/30/2014 - R$668,566 in the Bank and R$1,522,578 in the Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

CSLL - Equal Tax Treatment - R$51,277 Consolidated (06/30/2014 - R$3,636 Bank and R$52,661 Consolidated): the Banco Santander and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$775,507 Bank and R$803,941 Consolidated (06/30/2014 - R$607,201 Bank and R$631,036 Consolidated): the Banco Santander and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

Social Security Contribution (INSS) - R$480,791 Bank and R$499,819 Consolidated (06/30/2014 - R$363,504 Bank and R$382,120 Consolidated): the Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$641,582 in the Bank and Consolidated (06/30/14 - R$0 in the Bank and Consolidated): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , BanK and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges totalized R$1,283 millions. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

f) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

g) Lawsuits and Administrative Proceedings - Civil Contingencies

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings account holders disputing the interest credited by the Banco Santander under such plans as the account holders considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The STF decided against the bank’s. The STJ is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Contingencies Civil, Labor, Tax, and Security Social Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$13,917 million, main processes being:

Credit Losses - the Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services chalenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of June 30, 2015 the amount related to this challenge is approximately R$692 million.

INSS on Profits or Results (PLR) - the Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of June 30, 2015 the amounts related to these proceedings totaled approximately R$2,576 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related to 2005 tax, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain tax paid was in complaince with the legislation. We had a partial favorable the decision on CARF, that disregard the fine and interest on this fine. Currently awaiting the assessment of a Amendment of Judgment by Zurich and the judgment of the Extraordinary Appeal filed by the Federal Government . The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of June, 30, 2015 the amount related to this proceeding is approximately R$253 million.

Goodwill Amortization of Banco Real - The Brazilian Federal Revenue issued infraction notices against the Bank in the amount of R$1,117 million to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested.

Goodwill Amortization of Banco Sudameris – The Tax Authorities have issued infraction notices in the amount of R$489 million to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending.

The labor claims with classification of possible loss totaled R$131 million, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$712 million.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts of R$677,006, R$1,088 and R$3,296 (06/30/2014 - R$734,824, R$3,272 and R$3,053) in the Bank and R$762,516, R$1,088 and R$3,296 (06/30/2014 - R$829,625, R$3,272 and R$3,053) in the Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 19) and other liabilities - others (Note 22) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24. Stockholders’ Equity

a) Capital Stock

According to the by-laws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of amendment to the by-laws, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (Nine Billion, Ninety Million, Nine Hundred and Nine Thousand and Ninety) shares, within the legal limits established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The capital stock, fully subscribed and paid, is divided into book-entry registered shares, with no par value.

						Shares in Thousands
			06/30/2015			06/30/2014
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	116,242	142,155	258,397	336,358	363,154	699,512
Foreign Residents	3,753,608	3,588,835	7,342,443	3,533,492	3,367,836	6,901,328
Total	3,869,850	3,730,990	7,600,840	3,869,850	3,730,990	7,600,840
(-) Treasury Shares	(29,680)	(29,680)	(59,360)	(25,346)	(25,346)	(50,692)
Total Outstanding	3,840,170	3,701,310	7,541,480	3,844,504	3,705,644	7,550,148

b) Dividends and Interest on Capital

In accordance with the Bank’s by-laws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Before the Annual Shareholders Meeting, the Board of Directors may decide on the declaration and payment of dividends out on earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

						06/30/2015
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Intercalary Dividends (1) (2)			150,000	18.9474	20.8421	39.7895
Total			150,000

(1) Established by the Board of Directors in March 2015.

(2) The amount of the intercalary dividends will be fully attributed to mandatory dividends for the year 2015 and will be paid from August 28, 2015, without any compensation to the restatement.

						06/30/2014
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Intermediate Dividends (1) (3)			99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (3)			120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2) (3)			400,000	50.5005	55.5505	106.0510
Total			620,000

(1) Established by the Board of Directors in March 2014.

(2) Established by the Board of Directors in June 2014.

(3) The amount of interim and intercalary dividends were fully attributed to supplementary and mandatory dividends for the year 2014 and were paid from August 28, 2014, without any compensation to the restatement.

c) Dividend Equalization Reserve

After the allocation of dividends, the balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be aimed the reserve for dividend equalization, which will be limited to 50% of the share capital. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on capital, or interim, to maintain the flow of compensation to shareholders.

d) Treasury Shares

In the meeting held on November 3, 2014, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Bank, by the Bank or by the Bank´s agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, or the ADRs, which, on October 31, 2014, corresponded to approximately 1.16% of the Bank’s share capital.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Bank’s employees, as well as the companies under its control according to the Long Term Incentive Plan.

The term of the Buyback Program is 365 days counted from November 3, 2014, and it will expire on November 3, 2015.

In 2015, 4,399,600 Units were acquired, 4,388,476 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on June 30, 2015, amounting to 16,548,984 Units (06/30/2014 - 18,674,191 Units) equivalent to R$235,179 (06/30/2014 - R$192,397). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.29 and R$18.51. In 2015, was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$251,950 (06/30/2014 - R$159,576). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$6.17 and US$10.21. The market value of these shares on June 30, 2015 was R$16.92 per Unit and US$5.44 per ADR. In the first half of 2015, due to the Optimization Plan PR, were registered amount of R$70 (30/06/2014 - R$20), totaling R$487,199 (06/30/2014 - R$351,993) of treasury shares.

Additionally, in the first half of 2015, treasury shares were traded, that resulted in a loss of R$3,918 (2014 - R$5,360) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$1,603 (06/30/2014 - R$5,157). In the first half of 2015, were realized results in the amounting of R$1,781 (2014 - R$5,329), represented mainly by trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded previously as unrealized results (2012 - R$514,532).

f) Plan to Optimize the Capital Structure

According to the Material Fact disclosed on September 26, 2013, in order to optimize Banco Santander´s capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the recent prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposal for distribution of equity to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (lapse of time for opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The equity distribution to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6,000,000. The issuance of Notes was held on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Share and Reverse Share Split (Inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting, approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares now correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) is now comprised of one common share and one preferred share. Such events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that were not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”), to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank announced to the market that the valuation report prepared by Rothschild was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Exchange Offer and Banco Santander filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Exchange Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain announced to the market the Exchange Offer Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank. Thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the ADRs representative of Units acquired in the Exchange Offer in the USA. As consequence of the Exchange Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

25. Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As established CMN Resolution 4,193/2013 the minimum Regulatory Capital requirements remains at 11% until December 2015, the Tier I requirement is 6% and Common Equity Tier I is 4.5%.

The revision of the rules regarding the Regulatory Capital Requirement, represented by the sum of the credit risk, market risk and operational risk also came into force in October 2013; those relating to credit risk have undergone revision in the third quarter of 2014, changing the parameters for classification retail and the weighting Factor Risk (RW) of this segment. The RW were altered payroll loans, no payroll loans and auto loans were given RW of 75%.

As a continuation the adoption of the rules established by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013, starting up a new period of comparison.

Index is calculated on a consolidated basis, as shown below:

	06/30/2015 (1)	06/30/2014 (2)
Tier I Regulatory Capital	61,410,985	58,802,433
Principal Capital	57,482,919	56,013,944
Supplementary Capital	3,928,066	2,788,489
Tier II Regulatory Capital	5,572,691	5,576,936
Regulatory Capital (Tier I and II)	66,983,676	64,379,369
Required Regulatory Capital	40,795,048	39,573,692
Portion of Credit Risk (3)	35,516,893	34,304,465
Market Risk Portions (4)	3,229,138	3,561,999
Operational Risk Portion	2,049,017	1,707,228
Basel I Ratio	16.6	16.3
Basel Principal Capital	15.5	15.6
Basel	18.1	17.9

(1) Amounts calculated based on the consolidated information provided by the Consolidated Prudencial.

(2) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(3) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Circular 3,644 of March 4, 2013.

(4) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Required Regulatory Capital. A report with further details of the structure and methodology will be disclosed at the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting approved, in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the 2015 financial year, amounting to R$300.000, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting held on April 30, 2015.

a.1) Long Term Benefits

The Banco Santander, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	01/01 to	01/01 to
	06/30/2015	06/30/2014
Fixed Compensation	28,996	23,472
Variable Compensation	52,291	57,100
Others	8,267	7,254
Total Short-Term Benefits	89,554	87,826
Shares Based Payments	14,771	15,261
Total Long-Term Benefits	14,771	15,261
Total (1)	104,325	103,087
(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the first half of 2015, charges were collected on management compensation in the amount of R$13,336 (2014 - R$14,187).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

c) Lending Operations

Under current legislation, loans or advances are not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
	06/30/2015
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V.(1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Santander Insurance Holding, S.L. (SIH) (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC (Qatar Holding)	196,462	5.1%	196,462	5.3%	392,924	5.2%
Employees	3,688	0.1%	3,710	0.1%	7,398	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	200,799	5.2%	228,581	6.2%	429,380	5.7%
Total Outstanding	3,840,170	99.3%	3,701,310	99.3%	7,541,480	99.3%
Treasury Shares	29,680	0.7%	29,680	0.7%	59,360	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	400,949	10.4%	428,753	11.5%	829,702	10.9%

						Shares in Thousands
	06/30/2014
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
GES (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
SIH (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding	196,462	5.1%	196,462	5.3%	392,924	5.2%
Employees	2,598	0.1%	2,621	0.1%	5,219	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	724,430	18.6%	753,093	20.1%	1,477,523	19.3%
Total Outstanding	3,844,504	99.3%	3,705,644	99.3%	7,550,148	99.3%
Treasury Shares	25,346	0.7%	25,346	0.7%	50,692	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	923,490	23.9%	952,176	25.5%	1,875,666	24.7%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees, Qatar Holding and Others.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2015	06/30/2015	06/30/2014	06/30/2014
Cash	518,110	-	641,791	-
Banco Santander Espanha (2)	514,680	-	638,427	-
Banco Santander (México), S.A. (4)	51	-	-	-
Banco Santander Totta, S.A. (4)	3,324	-	3,364	-
Others	55	-	-	-
Interbank Investments	52,307,752	1,611,622	36,944,266	1,389,825
Aymoré CFI (3)	27,825,209	1,452,791	28,072,616	1,332,216
Banco Santander Espanha (1) (2)	21,448,274	10,546	8,067,306	8,801
CFI RCI Brasil (5)	1,262,844	84,258	804,344	48,808
Banco Bonsucesso Consignado (1) (3)	1,771,425	64,027	-	-
Securities	56,120,921	2,986,890	45,197,747	2,007,106
Santander Leasing (3)	56,120,921	2,986,890	45,197,747	2,007,106
Derivatives Financial Instruments - Net	(932,359)	(76,097)	57,119	(95,564)
Santander Benelux, S.A., N.V. (Santander Benelux) (4)	434,627	78,783	(9,821)	(118,895)
Banco Bandepe (3)	-	63	-	(111)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(1,263,963)	(183,826)	(86,928)	(13,221)
Abbey National Treasury Services Plc (Abbey NationalTreasury) (4)	(87,990)	(42,565)	16,404	56,697
Banco Santander Espanha (2)	(33,065)	(48,918)	53,427	40,352
Santander FI Amazonas (3)	(3,657)	1,000	(4,634)	(3,839)
Santander Paraty (3)	(8,780)	-	(24,922)	-
Santander FI Diamantina (3)	30,469	119,366	113,224	(56,562)
Santander Leasing (3)	-	-	369	15
Credit Operations	2,196	717	14,953	816
Cibrasec (5)	2,196	717	14,953	816
Dividends and Bonuses Receivables	294,720	270,364	-	87,052
Banco Bandepe (3)	-	-	-	35,700
Aymoré CFI (3)	42,500	50,000	-	-
Santander Leasing (3)	170,309	200,364	-	48,252
Sancap (3)	64,911	-	-	-
Santander CCVM (3)	17,000	20,000	-	3,100
Trading Account	611,166	517	-	316
Santander Benelux (4)	-	-	-	1
Abbey National Treasury (4)	68,800	23	-	4
Banco Santander Espanha (2)	542,366	494	-	311
Foreign Exchange Portfolio - Net	174,925	(422,224)	(7,146)	19,975
Banco Santander Espanha (2)	56,949	(436,367)	(15,439)	37,455
Santander Benelux (4)	117,976	14,143	8,293	(17,480)
Receivables from Affiliates	680,135	1,209,431	559,836	1,099,481
Zurich Santander Brasil Seguros e Previdência S.A. (6)	654,489	848,994	543,010	753,572
Santander Capitalização S.A. (3)	15,889	88,733	15,580	92,788
Aymoré CFI (3)	-	204,701	-	177,476
Santander CCVM (3)	-	38,012	-	34,235
Santander Leasing (3)	-	6,460	-	27,082
Webmotors S.A. (7)	-	173	390	435
Santander Brasil Asset (6)	-	2,487	-	-
Santander Serviços (3)	-	5,568	-	-
Santander Microcrédito (3)	-	3,537	-	4,501
Santander Brasil Consórcio (3)	-	4,221	-	4,523
Santander Participações (3)	-	2,085	-	1,691
RCI Brasil Leasing (5)	8,116	-	-	-
Others	1,641	4,460	856	3,178

Non-Operating Result	-	34,404	-	-
Capital Riesgo Global (9)	-	34,404	-	-
Other Receivables - Others	12,151	12,683	272,056	24,320
Banco Santander Espanha (2)	11,930	-	1,490	-
Brazil Foreign (3)	-	-	262,322	-
CFI RCI Brasil (5)	-	-	2	2,018
Santander Capitalização S.A. (3)	-	1,832	-	1,675
Santander Paraty (3)	-	1,792	8,056	19,022
Aymoré CFI (3)	-	-	-	1,070
Banco Santander International (4)	-	5,358	-	-
Santander Securities Services Brasil DTVM S.A. (Atual Denominação Social da CRV Distribuidora de Títulos e Valores Mobiliários S.A.) (3)	-	1,173	-	-
Others	221	2,528	186	535
Deposits	(24,709,432)	(1,162,971)	(35,598,035)	(1,398,072)
Santander Leasing (3)	(19,624,120)	(924,567)	(31,606,940)	(1,200,811)
Banco Santander Espanha (2)	(9,280)	-	(1,418)	-
Aymoré CFI (3)	(2,779,042)	(117,404)	(1,884,880)	(96,377)
Banco Bandepe (3)	(1,236,000)	(66,915)	(676,030)	(31,821)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(25,690)	-	(48,257)	-
Zurich Santander Brasil Seguros S.A. (6)	(2,782)	-	(4,326)	-
Santander Brasil Gestão de Recursos Ltda. (6)	(2,547)	(2,042)	(134,867)	(4,377)
Sancap (3)	(2,224)	(138)	(98,071)	(5,524)
Santander Brasil Asset (6)	(19,713)	(1,003)	(126,976)	(7,098)
Webmotors S.A. (7)	(166,798)	(10,341)	(134,947)	(6,377)
Fundo de Investimento Santillana (4)	(1)	(818)	(512,639)	(30,752)
Isban Brasil S.A. (4)	(1,088)	(484)	(67,796)	(2,891)
Produban Serviços de Informática S.A. (4)	(1,292)	(213)	(15,294)	(1,181)
CFI RCI Brasil (5)	(27,346)	-	(49,112)	(4,004)
RCI Brasil Leasing (5)	(6,886)	(32)	(10,392)	-
Santander Microcrédito (3)	(58)	(220)	(14,197)	(643)
Santander Participações (3)	(100,339)	(3,361)	(11,084)	(1,287)
Santander Securities Services Brasil DTVM S.A. (Current Corporate Name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.) (3)	(513,504)	(27,888)	(37,216)	(1,750)
Santander Brasil Consórcio (3)	(14,226)	(1,556)	(39,547)	(1,737)
Santander Paraty (3)	(61,311)	(299)	(46,364)	(651)
Santander Capitalização S.A. (3)	(7,693)	-	(11,260)	-
Santander CCVM (3)	(93,630)	(5,140)	(1,176)	-
Others	(13,862)	(550)	(65,246)	(791)
Repurchase Commitments	(29,651,495)	(1,948,412)	(15,527,086)	(905,194)
Santander Brasil Advisory (3)	(11,453)	(668)	(11,451)	(549)
Getnet S.A. (Current Corporate Name of Santander Getnet) (3)	(63,814)	(3,950)	(21,143)	(4,433)
Webmotors S.A. (7)	(33,227)	(987)	(724)	(168)
Santander Brasil Consórcio (3)	(49,242)	(2,453)	(38,970)	(2,082)
Isban Brasil S.A. (4)	(78,803)	(2,817)	(20,738)	(352)
Produban Serviços de Informática S.A. (4)	(34,522)	(1,394)	(20,924)	(235)
Santander FI Amazonas (3)	(118,763)	(5,503)	(118,696)	(3,270)
Santander FI Financial (3)	(8,077,987)	(453,075)	(7,224,583)	(345,284)
Santander Leasing (3)	(19,249,797)	(1,390,879)	(7,830,042)	(533,464)
Banco Bandepe (3)	(6,710)	(620)	(91,660)	(4,094)
Webcasas S.A. (3)	(19,690)	(1,111)	(19,804)	-
Santander CCVM (3)	(10,570)	(984)	(91,151)	(4,816)
Santander Participações (3)	(753,487)	(21,634)	(10,972)	(519)
Santander FI SBAC (3)	(20,454)	(1,471)	(11,651)	(4,406)
Santander Brasil Gestão de Recursos Ltda. (6)	(122,208)	(4,922)	(3,192)	(153)
Santander Securities Services Brasil Participações S.A. (6)	(899,043)	(50,747)	-	-
Santander Microcrédito (3)	(13,318)	(506)	-	-
Santander FI Diamantina (3)	(54,100)	(2,759)	(699)	(92)
Super (3)	(26,933)	(1,470)	-	-
Others	(7,374)	(462)	(10,686)	(1,277)

Borrowings and Onlendings	(31,902)	-	(48,120)	(361)
Banco Santander Espanha (2)	(29,642)	-	(47,054)	(263)
Santander Brasil EFC (3)	-	-	-	(98)
Banco Santander S.A. (Uruguay) (4)	(2,260)	-	(1,066)	-
Dividends and Bonuses Payables	(133,409)	-	(465,883)	-
Banco Santander Espanha (2)	(20,637)	-	-	-
Sterrebeeck B.V. (2)	(70,420)	-	(290,918)	-
GES (4)	(42,239)	-	(174,500)	-
SIH (4)	(75)	-	(309)	-
Banco Madesant - Sociedade Unipessoal, S.A.(Banco Madesant) (4)	(38)	-	(156)	-
Payables from Affiliates	(30,051)	(378,313)	(19,116)	(191,153)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	(4,595)	(8,283)	-	(9,571)
Isban Brasil S.A. (4)	(2,150)	(45,927)	(447)	(50,498)
Produban Serviços de Informática S.A. (4)	(471)	(71,654)	-	(72,831)
Konecta Brazil Outsourcing Ltda. (4)	(4,256)	(21,709)	-	(19,819)
Ingenieria de Software Bancário, S.L. (Ingeniería) (4)	(1,446)	(7,743)	(8,925)	(14,622)
Santander Microcrédito (3)	(3,043)	(17,692)	(3,174)	(19,679)
Banco Santander Espanha (2)	(13,124)	(263)	(1,158)	(1,108)
Getnet S.A. (Current Corporate Name of Santander Getnet) (3)	(859)	(3,434)	(5,309)	-
Santander Leasing (3)	-	(188,624)	-	-
Santander Securities Services Brasil DTVM S.A. (Current Corporate Name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.) (3)	-	(9,839)	-	-
Others	(107)	(3,145)	(103)	(3,025)
Debt Instruments Eligible to Compose Capital	(7,480,878)	(188,081)	(5,310,589)	(168,302)
Banco Santander Espanha (2) (8)	(7,480,878)	(188,081)	(5,310,589)	(168,302)
Donations	-	(6,000)	-	(8,341)
Fundação Sudameris	-	(6,000)	-	(6,000)
Fundação Santander	-	-	-	(2,289)
Instituto Escola Brasil	-	-	-	(52)
Other Payables - Others	(45,731)	(539,607)	(1,871,128)	(326,745)
Banco Santander Espanha (2)	-	(14,692)	-	(29,618)
Brazil Foreign (3)	-	-	(1,870,774)	(21,993)
Isban Brasil S.A. (4)	-	(143,387)	-	(141,554)
TecBan (7)	-	(64,971)	-	(64,971)
Ingeniería (4)	-	(16,659)	-	(13,060)
Produban Serviços de Informática S.A. (4)	-	(28,265)	-	(30,783)
Produban Servicios (4)	-	(665)	-	(1,253)
Aquanima Brasil Ltda. (4)	-	(11,288)	-	(11,288)
Getnet S.A. (Current Corporate Name of Santander Getnet) (3)	(43,965)	(258,877)	-	(10,063)
Santander Securities Services Brasil DTVM S.A. (Current Corporate Name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.) (3)	(1,766)	-	-	-
Others	-	(803)	(354)	(2,162)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2015	06/30/2015	06/30/2014	06/30/2014
Cash	1,578,017	-	787,325	-
Banco Santander Espanha (2)	1,574,587	-	783,961	-
Banco Santander (México), S.A. (4)	51	-	-	-
Banco Santander Totta, S.A. (4)	3,324	-	3,364	-
Others	55	-	-	-
Interbank Investments	21,448,274	10,546	8,067,306	9,208
Banco Santander Espanha (1) (2)	21,448,274	10,546	8,067,306	9,208
Derivatives Financial Instruments - Net	(1,147,003)	(212,967)	(21,781)	(60,052)
Santander Benelux (4)	434,627	78,783	(9,821)	(118,895)
Fundo de Investimento Santillana (4)	(1,263,963)	(183,826)	(86,928)	(13,221)
Abbey National Treasury (4)	(87,990)	(42,565)	16,404	56,697
Banco Santander Espanha (2)	(229,677)	(65,359)	58,564	15,367
Trading Account	611,166	(296,467)	-	(30,541)
Banco Santander Espanha (2)	542,366	(296,490)	-	(30,546)
Abbey National Treasury (4)	68,800	23	-	4
Santander Benelux (4)	-	-	-	1
Foreign Exchange Portfolio - Net	174,925	(422,224)	(7,146)	19,975
Banco Santander Espanha (2)	56,949	(436,367)	(15,439)	37,455
Santander Benelux (4)	117,976	14,143	8,293	(17,480)
Receivables from Affiliates	839,211	6,691	561,949	11,825
Zurich Santander Brasil Seguros e Previdência S.A. (6)	655,722	3,711	560,448	11,332
Zurich Santander Brasil Seguros S.A. (6)	-	-	840	-
Santander Brasil Asset (6)	-	2,487	-	-
BW Guirapá I S.A. (3)	181,848	-	-	-
Others	1,641	493	661	493

Non-Operating Result	-	34,404	-	-
Capital Riesgo Global (9)	-	34,404	-	-
Other Receivables - Others	213,762	931,159	8,803	755,245
Banco Santander Espanha (2)	203,412	15	1,490	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	10,350	908,275	7,313	755,006
Zurich Santander Brasil Seguros S.A. (6)	-	15,311	-	55
Banco Santander International (4)	-	5,358	-	-
Others	-	2,200	-	184
Deposits	(66,404)	(4,847)	(919,438)	(46,629)
Banco Santander Espanha (2)	(9,280)	-	(1,418)	-
Zurich Santander Brasil Seguros S.A. (6)	(2,782)	-	(4,326)	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(25,690)	-	(48,257)	-
Isban Brasil S.A. (4)	(1,088)	(484)	(67,796)	(2,891)
Produban Serviços de Informática S.A. (4)	(1,292)	(213)	(15,294)	(1,181)
Santander Brasil Gestão de Recursos Ltda. (6)	(2,547)	(2,042)	(134,867)	(4,377)
Fundo de Investimento Santillana (4)	(1)	(818)	(512,639)	(30,752)
Santander Brasil Asset (6)	(19,713)	(1,003)	(126,976)	(7,098)
Others	(4,011)	(287)	(7,865)	(330)
Repurchase Commitments	(1,137,795)	(60,071)	(55,540)	(2,017)
Produban Serviços de Informática S.A. (4)	(34,522)	(1,394)	(20,924)	(235)
Isban Brasil S.A. (4)	(78,803)	(2,817)	(20,738)	(352)
Santander Brasil Gestão de Recursos Ltda. (6)	(122,208)	(4,922)	(3,192)	(153)
REB Empreendimentos e Administradora de Bens S.A. (4)	-	-	(9,403)	(1,223)
SAM Brasil Participações S.A. (6)	(1,839)	(118)	(548)	(25)
Santander Securities Services Brasil Participações S.A. (6)	(899,043)	(50,747)	-	-
Universia Brasil, S.A. (4)	(1,380)	(73)	(735)	(29)
Borrowings and Onlendings	(31,902)	-	(48,120)	(263)
Banco Santander Espanha (2)	(29,642)	-	(47,054)	(263)
Banco Santander S.A. (Uruguay)(4)	(2,260)	-	(1,066)	-
Dividends and Bonuses Payables	(133,409)	-	(465,883)	-
Sterrebeeck B.V. (2)	(70,420)	-	(290,918)	-
GES (4)	(42,239)	-	(174,500)	-
Santusa Holding, S.L. (4)	(38)	-	-	-
SIH (4)	(75)	-	(309)	-
Banco Santander Espanha (2)	(20,637)	-	-	-
Banco Madesant (4)	-	-	(156)	-
Payables from Affiliates	(28,232)	(171,072)	(11,631)	(183,171)
Banco Santander Espanha (2)	(13,356)	(368)	(1,159)	(1,133)
Produban Servicios (4)	(4,734)	(8,713)	-	(9,871)
Isban Brasil S.A. (4)	(2,150)	(51,133)	(1,307)	(54,754)
Produban Serviços de Informática S.A. (4)	(471)	(75,013)	(50)	(73,928)
Ingeniería (4)	(1,536)	(7,981)	(8,925)	(14,986)
Konecta Brazil Outsourcing Ltda. (4)	(4,256)	(21,709)	-	(19,819)
Santander Brasil Asset (6)	(43)	(899)	(154)	(1,124)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(1,227)	(2,329)	(35)	(4,031)
Others	(459)	(2,927)	(1)	(3,525)
Debt Instruments Eligible to Compose Capital	(7,480,878)	(188,081)	(5,310,589)	(168,302)
Banco Santander Espanha (2) (8)	(7,480,878)	(188,081)	(5,310,589)	(168,302)
Donations	-	(12,580)	-	(10,351)
Santander Cultural	-	(4,270)	-	(2,010)
Fundação Sudameris	-	(6,000)	-	(6,000)
Fundação Santander	-	(1,170)	-	(2,289)
Instituto Escola Brasil	-	(1,140)	-	(52)
Other Payables - Other	(14,902)	(224,485)	(16,421)	(237,006)
Banco Santander Espanha (2)	-	(14,692)	-	(29,618)
Isban Brasil S.A. (4)	-	(150,528)	-	(147,628)
Produban Serviços de Informática S.A. (4)	-	(28,897)	-	(31,288)
Ingeniería (4)	-	(17,014)	-	(13,427)
Produban Servicios (4)	-	(665)	-	(1,253)
Aquanima Brasil Ltda. (4)	-	(11,288)	-	(11,288)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(14,902)	(576)	(15,567)	(314)
Others	-	(825)	(854)	(2,190)

(1) On June 30, 2015, refers to investments in foreign currency (overnight) with maturity on July 1, 2015 and interest rates of 0.17% p.a. maintained by the Bank's Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.
(3) Controlled - Banco Santander.
(4) Controlled - Banco Santander Spain.
(5) Jointly Controlled - Banco Santander.
(6) Associated Company - Banco Santander Spain.
(7) Jointly Controlled - Santander Serviços.
(8) Refers to the portion acquired by the Parent Due to Regulatory Capital Otimization Planheld in the first half of 2014 (Note 24.f).
(9) Indirectly Controlled - Banco Santander Spain.

27. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Asset Management	443,039	450,799	511,258	477,123
Checking Account Services	830,546	792,900	966,311	911,939
Lending Operations and Income from Guarantees Provided	520,040	468,972	681,090	585,509
Lending Operations	272,431	272,785	435,273	408,344
Income Garantees Provided	247,609	196,187	245,817	177,165
Insurance Fees	932,070	841,149	968,123	849,483
Cards (Debit and Credit) and Acquiring Services	1,406,284	1,450,974	1,614,130	1,647,810
Collection	485,664	448,859	485,664	448,859
Brokerage, Custody and Placement of Securities	197,690	192,749	285,930	255,841
Others	58,607	32,301	225,692	139,302
Total	4,873,940	4,678,703	5,738,198	5,315,866

28. Personnel Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Compensation	1,643,405	1,638,447	1,845,905	1,738,807
Charges	673,487	597,613	739,918	633,573
Benefits	589,497	544,057	641,531	578,467
Training	39,682	28,367	44,027	30,879
Others	19,101	12,475	19,367	12,709
Total	2,965,172	2,820,959	3,290,748	2,994,435

29. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Depreciation and Amortization (1)	2,831,673	2,679,011	2,999,238	2,704,523
Outsourced and Specialized Services	914,332	1,023,114	1,055,600	1,152,905
Communications	234,669	270,532	254,816	283,335
Data Processing	650,642	650,950	685,780	659,439
Advertising, Promotions and Publicity	116,107	140,509	143,307	163,037
Rentals	340,696	349,847	363,204	364,545
Transportation and Travel	79,837	80,259	101,085	97,017
Financial System Services	84,337	169,480	113,328	191,523
Security and Money Transport	290,117	288,404	311,595	306,559
Asset Maintenance and Upkeep	100,226	91,158	114,443	99,824
Water, Electricity and Gas	103,112	83,288	105,342	83,668
Materials	37,332	38,138	39,530	38,801
Others	129,236	125,392	192,215	131,989
Total	5,912,316	5,990,082	6,479,483	6,277,165

(1) Includes goodwill amortization of R$1,895,980 (2014 - R$1,818,492) in the Bank and R$1,899,966 (2014 - R$1,818,492) in the Consolidated, held on time, length and proportion of the projected results which are subject to annual verification (Note 17).

30. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Cofins (Contribution for Social Security Financing) (1)	396,738	769,075	546,257	900,532
ISS (Tax on Services)	177,115	172,181	213,066	201,738
PIS/Pasep (Tax on Revenue) (1)	64,470	125,040	104,053	146,269
Others (2)	192,040	371,212	259,482	423,937
Total	830,363	1,437,508	1,122,858	1,672,476

(1) Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2) Includes provisions updates for PIS and Cofins of Law 9.718/1998.

31. Other Operating Income

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Net Income Capitalization	-	-	121,159	124,550
Taxes	7,087,105	-	7,040,945	-
Monetary Adjustment of Escrow Deposits	225,200	156,592	310,353	221,152
Recoverable Taxes	90,421	101,792	135,904	131,021
Recovery of Charges and Expenses	599,050	377,350	459,570	240,887
Monetary Variation	466,160	265,707	467,186	265,733
Others	113,165	319,390	39,625	264,090
Total	8,581,101	1,220,831	8,574,742	1,247,433
(1) In 2015, in the Bank and Consolidated, includes the reversal of the provision for Cofins.

32. Other Operating Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Operating Provisions
Tax (Note 23.c)	-	93,858	-	101,499
Labor (Note 23.c)	542,386	379,993	564,367	400,477
Civil (Note 23.c)	395,649	270,481	453,734	329,850
Credit Cards	944,608	667,851	704,332	765,786
Actuarial Losses - Pension Plan (Note 35.a)	150,703	108,134	150,714	108,146
Monetary Losses	42,726	7,936	43,268	7,936
Legal Fees and Costs	47,439	50,010	57,567	60,453
Serasa and SPC (Credit Reporting Agency)	39,966	37,428	45,439	42,787
Brokerage Fees	40,915	32,298	41,468	32,551
Commissions	47,205	53,594	152,712	60,291
Impairment	900,003	1,271	901,479	1,271
Others	1,432,644	483,973	1,485,485	586,001
Total	4,584,244	2,186,827	4,600,565	2,497,048

33. Non-Operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Result of Investments (1)	34,404	-	59,928	(43)
Result on Sale of Other Assets	32,996	28,919	33,616	29,551
Reversal (Recognition) of Allowance for Losses on Other Assets	(533)	958	(420)	1,034
Expense on Assets Not in Use	(4,078)	(2,054)	(5,251)	(4,724)
Gains (Losses) of Capital	481	(677)	222	(577)
Other Income (Expenses)	24,942	19,592	29,129	20,155
Total	88,212	46,738	117,224	45,396

(1) In 2015, include the amount of R$34,503 in the Bank and R$60,203 in the Consolidated, includes profit on disposal of assets non-current held for sale (Note 13).

34. Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Income Before Taxes on Income and Profit Sharing	4,365,868	2,505,461	4,642,706	2,923,045
Profit Sharing (1)	(488,431)	(524,896)	(532,534)	(552,810)
Interest on Capital	-	-	(20)	(5)
Unrealized results	-	-	(70)	(71)
Income Before Taxes	3,877,437	1,980,565	4,110,082	2,370,159
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(1,550,975)	(792,226)	(1,644,033)	(948,064)
Equity in Subsidiaries (2)	187,647	199,943	339	116
Nondeductible Expenses, Net of Non-Taxable Income	57,678	44,780	118,738	78,390
Exchange Variation - Foreign Branches	2,073,604	(458,174)	2,073,604	(458,174)
Income and Social Contribution Taxes on Temporary Differences	7,385	46,211	11,724	46,211
Effects of Change in Rate of CSLL (3)	-	-	(7,865)	13,784
Other Adjustments, Including Profits Provided Abroad	(8,791)	19,494	(29,243)	26,832
Income and Social Contribution Taxes	766,548	(939,972)	523,264	(1,240,905)

(1) The basis of calculation is the net income, after IR and CSLL.

(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

Fiscal Hedge Grand Cayman Branch and the Subsidiary Santander Brasil EFC

The Bank operate a branch in the Cayman Islands and Santander EFC which used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us, which are extended to our customers for working capital and trade-related financings.

To protect the exposures exchange rate variations, the Bank uses derivative. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation for the real in foreign investments is nontaxable to PIS/COFINS/IR/CSLL, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

The different tax treatment of such exchange differences results in volatility in earnings (loss) and operating the Tax Expense accounts (PIS/COFINS) and income taxes (IR/CSLL). Exchange rate variations recorded from foreign investments the period ended on June 30, 2015 resulted in a gain of R$5,132 million. On the other hand, contracts for derivatives contracted to cover these positions generated a loss in Gains and Losses on Financial Assets of R$8,970 million. The tax effect of these derivatives impacted the Tax Expenses line generating a tax gain of R$417 million of PIS/COFINS and R$3,421 million IR/CSLL.

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi):It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants and It has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. Plan I closed to new entrants since March 23, 1998 and plans II and III since July 8, 1999. This plan is in unregistering process with the National Superintendence of Pension Funds (PREVIC), and authorization of this superintendence forecast for 2015.

Additionally, Banco Santander is sponsor of health care plans, supplementary retirement and pension plan for retired workers associates, arising from the aconisition process of the Banco Meridional Constituted under the defined benefit plan. These plans are beyng transferred to the Banesprev, expected to occur in 2015, but it is subject to approval of PREVIC. In October, 2014 there was a settlement of the mathematical reserve of 55 participants.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				06/30/2015
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(16,101,894)	(351,395)	(347,619)	(1,133,735)
Fair Value of Plan Assets	14,093,190	687,954	3,921	1,484,079
	(2,008,704)	336,559	(343,698)	350,344
Being:
Superavit	174,305	336,559	565	350,343
Deficit	(2,183,009)	-	(344,263)	-
Amount not Recognized as Assets	174,305	336,559	565	350,343
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(2,183,009)	-	(344,263)	-
Payments Made	152,807	-	22,533	(232)
Revenues (Expenses) Recorded (Note 32)	(132,564)	-	(17,808)	(331)
Other Equity Valuation Adjustments	(1,594,052)	(10,989)	(169,208)	(672)
Actual Return on Plan Assets	891,616	98,116	241	120,294

				Consolidated
				06/30/2015
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(16,309,390)	(351,906)	(347,619)	(1,133,735)
Fair Value of Plan Assets	14,490,659	688,614	3,921	1,484,079
	(1,818,731)	336,708	(343,698)	350,344
Being:
Superavit	364,278	336,708	565	350,343
Deficit	(2,183,009)	-	(344,263)	-
Value Unrecognized as Asset	364,278	336,708	565	350,343
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(2,183,009)	-	(344,263)	-
Payments Made	152,818	-	22,533	(232)
Revenues (Expenses) Recorded (Note 32)	(132,575)	-	(17,808)	(331)
Other Equity Valuation Adjustments	(1,594,052)	(10,989)	(169,208)	(672)
Actual Return on Plan Assets	918,645	98,168	241	120,294

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
				06/30/2015
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	(13,063)	(130)	(589)	(1,293)
Gain (Loss) Actuarial - Obligation	(13,063)	(130)	(589)	(1,293)
Return on Investment, Return Unlike Implied Discount Rate	174,426	65,331	41	45,533
Gain (Loss) Actuarial - Asset	174,426	65,331	41	45,533

				Consolidated
				06/30/2015
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	(13,334)	(130)	(589)	(1,293)
Gain (Loss) Actuarial - Obligation	(13,334)	(130)	(589)	(1,293)
Return on Investment, Return Unlike Implied Discount Rate	181,239	65,349	41	45,533
Gain (Loss) Actuarial - Asset	181,239	65,349	41	45,533

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander in December 31, 2014:

Plans				Duration (in Years)
Banesprev Plan I				11.45
Banesprev Plan II				11.27
Banesprev Plan III				8.60
Banesprev Plan IV				17.34
Banesprev Plan V				8.92
Banesprev Pré-75				9.64
Sanprev I				6.68
Sanprev II				16.75
Sanprev III				9.30
Bandeprev Básico				9.48
Bandeprev Especial I				6.94
Bandeprev Especial II				6.80
SantanderPrevi				7.15
Meridional				6.65

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsorss in the first half 2015 was R$35,821 (2014 - R$31,887) in the Bank and R$36,937 (2014 - R$32,855) in the Consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: for the health care plan Retirement SantanderPrevi has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): it granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no inclusion, being 100% funded by the Bank.

Life Insurance for Banco Real Retirees (Life Insurance): for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		Bank		Consolidated
		06/30/2015		06/30/2015
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,743,303)	(547,542)	(5,966,921)	(547,542)
Fair Value of Plan Assets	5,343,243	-	5,551,195	-
	(400,060)	(547,542)	(415,726)	(547,542)
Being:
Deficit	(400,060)	(547,542)	(415,726)	(547,542)
Value Unrecognized as Asset	-	-	-	-
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(400,060)	(547,542)	(415,726)	(547,542)
Payments Made	23,346	12,329	23,858	12,329
Revenues (Expenses) Recorded	(37,426)	(29,147)	(38,983)	(29,147)
Other Equity Valuation Adjustments	(394,056)	(125,847)	(405,497)	(125,847)
Actual Return on Plan Assets	765,556	-	795,598	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

		Bank		Consolidated
		06/30/2015		06/30/2015
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(2,750)	(578)	(2,868)	(578)
Changes in Financial Assumptions	(277,900)	-	(288,566)	-
Gain (Loss) Actuarial - Obligation	(280,650)	(578)	(291,434)	(578)
Return on Investment, Return Unlike Implied Discount Rate	511,060	-	531,229	-
Gain (Loss) Actuarial - Asset	511,060	-	531,229	-

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander in December 31, 2014:

Plans				Duration (in Years)
Cabesp				13.97
Law 9,656 /1998				28.69
Bandepe				14.51
Free Clinic				11.72
Lifelong Directors				9.81
Circular (1)				13.66 and 10.88
Life Insurance				8.78

(1) The duration 13.66 refers to the plan of Former Employees of Banco ABN Amro and 10.88 to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan in December 31, 2014 are as follows:

				Bank/Consolidated
Equity Instruments				3.0%
Debt Instruments				93.9%
Real Estate				0.3%
Others				2.7%

d) Actuarial Assumptions Adopted in Calculations

				Bank/Consolidated
				06/30/2015
			Pension	Health
Nominal Discount Rate for Actuarial Obligation			10.9%	10.63%(1) and 11.0%(2)
Rate Calculation of Interest Under Assets to the Next Year			10.9%	10.63%(1) and 11.0%(2)
Estimated Long-term Inflation Rate			4.5%	4.5%
Estimated Salary Increase Rate			5.0%	5.0%
Boards of Mortality			AT2000	AT2000

(1) Cabesp and (2) Other Plans.

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects in December 31, 2014:

				Sensibility
			(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities			90,431	(31,406)
Effect on the Present Value of Obligations			797,418	(673,468)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates - Units (SOP2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: it is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each Unit.

Long-Term Incentive Plan - SOP 2014: it is a 3 year Stock Option Plan. The period for exercising comprises from June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: Total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Plan Long Term Incentive - SOP 2013: it is a stock option plan with 3 years of duration. The period for exercising comprises from June 30, 2016 until June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 1 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants (Variable Compensation), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan - PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery "Units".

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		PSP 2013 SOP 2013	Plano SOP, PI12 - PSP, PI13 - PSP, PI14 - PSP(1)	SOP 2014 (2)
TSR Position			% of Shares Exercisable
1°		100%	50%	100%
2°		75%	35%	75%
3°		50%	25%	50%
4°		-	-	25%

(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of Net Income vs. Budgeted Profit.

(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises:

	PSP - 2013	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	Plans SOP
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		3 Years	3 Years	3 Years
Average Exercise Time		5 Years	5 Years	3.72 Years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value for Shares		R$5.96	R$6.45	R$7.19

The average value of shares SANB11 (Shares of the Bank in BM&FBovespa) on June 30, 2015 is R$15.57 (06/30/2014 - R$15.12).

In the first half of 2015, daily pro-rata expenses amounting of the R$6,003 (2014 - R$689) Bank and R$6,110 (2014 - R$777) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and expenses of R$3,768 (2014 - credits of R$4,254) Bank and R$3,929 (2014 - credits of R$4,449) Consolidated, relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Also recorded in the period a loss with the oscillation of the shares's market value of the PSP Plan in the amount of R$1,077 (2014 - R$1,236) Bank and R$1,122 (2014 - R$1,286) in the Consolidated like personnel expenses. Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2013	35,654,230
Cancelled Options (PI14 - PSP)	(1,536,735)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(13,300,678)	14.31	2011	Executives	10/26/2011	06/30/2016
Cancelled Options (SOP 2013)	(804,121)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(163,544)		2013	Executives	08/13/2013	06/30/2016
Granted Options (PSP 2013)	295,957		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (SOP)	(4,903,768)	23.50	2010	Executives	02/03/2010	06/30/2014
Exercised Options (PI14 - PSP)	(180,574)		2012	Executives	05/29/2012	06/30/2014
Exercised Options (SOP Delivery 2014)	(1,230,303)		2011	Executives	10/26/2011	06/30/2016
Balance Plans on 31/dec/2014	13,830,464
Cancelled Options (SOP 2013)	(189,057)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(22,221)		2013	Executives	08/13/2013	06/30/2016
Exercised Options (SOP Delivery 2014)	(171,296)		2011	Executives	10/26/2011	06/30/2016
Balance Plans on 31/jun2015	13,447,890
SOP 2014	857,129	14.31	2011	Executives	10/26/2011	06/30/2016
SOP 2013	10,049,567	14.43	2013	Executives	2/5/2013	06/30/2018
PSP 2013	2,541,194		2013	Executives	08/13/2013	06/30/2016
Total	13,447,890

f.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries. The first two cycles began in July 2007, with the first cycle lasting two years (PI09) and the other cycles with an average duration of 3 years (PI10/PI11/PI12/PI13 and PI14).Therefore from 2009 there the beginning of a new cycle and the closure of a previous cycle. The goal is to establish an appropriate sequence between the end of the incentive program, linked to the previous plan I-06, and successive cycles of this plan.

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of shares relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

In 2014, it was released a share delivery plan called Long Term Incentive Global Grant 2014 - ILP CRDIV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

		Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)		15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years		3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan		4.50%	4.84%	2.04%	3.33%	4.07%

(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Units	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2013	379,685
Cancelled Options (PI14)	(379,685)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 31/dec/2014	-

Global Plan CRD-IV:
			2 years	3 years	4 years
Future income Dividend			11.1%	10.8%	9.5%
Expected Volatility			32.7%	34.7%	36.9%
Volatility comparator			12% -52%	16% - 56%	16% - 52%
Risk-free interest rate			1.7%	2.1%	2.5%
Correlation					0.6

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification (2015) and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in dollars. If the indicators are reached, the target will be converted to Group's shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

	Number of Shares	Granted		Date of Commencement of the Period	Date of Expiry of Period
		Year	Employees
Balance Plans on December 31, 2014	-	2014	Executives
Balance Plans on June 30, 2014	-

In the first half of 2015, pro-rata expenses were registered in the amount of R$6,562 (2014 - R$789) Bank and R$6,678 (2014 - R$813) Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in variable remuneration shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as shown below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable remuneration is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in Extraordinary General Meeting of June 3, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. In the first half of 2015, we recorded expenses in the amount of R$160 (in 2014 were not recorded expense) Bank and R$921 (in 2014 were not recorded expense) Consolidated, regarding the provision of the plan and was recorded gain with the oscillation of the share market value of the plan in the amount of R$977 (2014 - R$2,506) Bank and R$1,597 (2014 - R$2,508) Consolidated as personal expenses.

b) Collective Unsupervised - Statutory Directors - not part of the Statutory Director's Collective Supervised ", the amount deferred will be paid 100% in cash, linked to the future performance of Units "SANB11". In the first half of 2015, there were recorded expenses of R$1,175 (2014 - R$139) Bank and R$1,346 (2014 - R$179) Consolidated.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% in cash, indexed 110% to 120% of CDI. In the firts half of 2015, there were expenses of R$4,467 (2014 - credits of R$691) Bank and R$4,525 (2014 - credits of R$661) Consolidated.

36. Risk Management Structure

Banco Santander in Brazil follows the model of the Banco Santander Spain, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Bank is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, people and systems or from external events. This definition includes the legal risk associated with inadequacy or deficiency in contracts, as well as penalties due to noncompliance with legal regulations and compensation for damages to third parties arising from activities performed by the institution. The management and control of operational risks aims to strength the business environment internal control factors and so to enhance the making decision process and fulfill the requirements from Regulators, Basel Capital Accord and Sarbanes-Oxley. The model also follows the guidelines established by Banco Santander Spain which is based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management - Integrated Framework.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk,policies,implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

Risk management at Banco Santander is based on the following principles:

- Independence of the risk function in relation to business. The responsible for the Bank's Risk Division reports directly to the Executive Committee and the Council;

- Involvement of Senior Management in decision-making;

- Consensus for decision making on credit operations between the areas of Risk and Business.

- Collegiate decision-making, including the branch network, with the aim of encouraging diversity of opinion and avoid assigning individual decisions;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management; and

- Definition of policies and procedures, which constitute the basic Corporate Risk Policy, which governs the activities and processes of risk.

Maintaining a risk profile is medium-low, and low volatility through:

- This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors, products or geographic regions;

- Maintenance reducing the complexity level of market operations; and

- Careful monitoring of risks to prevent possible deterioration of the portfolios.

Corporate Governance of the Risk Function

The structure of the Risk Committees of Banco Santander is defined according corporate standards, and the weekly meetings, has the following responsibilities:

- Ensure that local policies are implemented and followed in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- Ensure that the activities of Banco Santander are being performed according to the tier of risk tolerance previously approved by the Banco Santander Spain;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To resolve transactions that are not within the delegated scope to the other tiers of the administration and to determine the limits of pre-classification global limits of risk in favor of economic groups or in relation to the exposure by risk type.

The Executive Risk Committee has delegated part of its assignments to the Risk Committees, which are structured by business category, type and sector risk. The risk function of the Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, and reports directly to the Chairman of the Banco Santander being fundamental to have an independent vision and control risk.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

The specialization of the risk function is based on the type of client and the process of risk management, making a distinction between two segments: individualized customers and standardized (standardized management).

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer; and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

Collection of documentation and information necessary to complete the analysis of the risk involved in credit operations, the identification of the borrower, counterparty, the risk involved in the operations, the classification of the degree of risk in different categories, the granting of credit, periodic assessments risk tiers; It`s procedures are applied by the Bank to determine the volumes of guarantees and provisions necessary for the credit operations are conducted in accordance with current regulations and safety due. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the needs of risk management and the current market scenarios.

The credit risk profile undertaken by Banco is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure, meeting the requirements of the Central Bank and to maximize value creation to the stockholders.

From an economic view, in accordance to Internal Capital Adequacy Assessment Process (Basel III), the Bank uses a measurement model of economic capital in order to get a more precise risk management and allocation of capital to various units of Santander Conglomerate, wich allows a performance assessment, considering the solvency levels agreed by Banco Santander Spain.

In order to properly manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Forecasts of economic and regulatory capital are made based on financial forecasts (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios. These forecasts are used by the Bank as a reference to the contingency plan (securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments, etc.) required to achieve its capital targets.

a) Rating Models

The Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience, except for certain portfolios classified as low default portfolios. The ratings are used in the approval process and monitoring of risk.

The Global rating tools are applied to those segments of sovereign risk, financial institutions and global wholesale customers (GBM), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on balance sheet ratios or macroeconomic variables, supplemented by the judgment of the analyst.

In the case of private companies and institutions portfolio, was defined a methodology to develop a single rating for each country, based on the same modules as the previous ratings: quantitative or automatic (in this case analyzing the credit behavior of a sample of clients in relation their financial statements), or qualitative review by an analyst and final adjustments.

The ratings assigned to customers are reviewed periodically, incorporating the new financial information and experience developed in the banking relationship. The frequency of revisions is high in the case of customers who reach certain tiers in automatic warning systems and customers classified as special monitoring. Their own rating tools are reviewed for qualifications awarded by them are progressively cleared.

For customers with standardized management of both companies as natural persons, there are scoring tools that automatically assign a score to the proposed transactions.

These systems are complemented loan approval with performance rating models, which allow for greater predictability of risk assumed and are used for preventive activities and trading.

b) Losses and Credit Cost

The Bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and exceptions to open or renegotiate certain operations, and can also increase the level of assurance when needed.

In order to complement the use of the admission and rating models, the Banco Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander Conglomerate policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Banco Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In individualized risks, the most basic tier is the customer for which are set individual limits (pre-classification).

For large economic groups is used a pre-classification model based on a system of measurement and monitoring of economic capital. For the corporate segment, we use a pre-classification model simplified to customers that meet certain requirements (knowledge, rating, etc.).

In the case of risks with customers with similar characteristics, risk limits are designed by credit management programs (PGC), a document agreed upon by the business areas and risks and approved by the Risk Committee or its Committees Delegates, which contains the expected results of the business in terms of risk and return, beyond the limits that are subject to the respective activity and risk management.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is done at least annually and may be revised more frequently if the risk profile of the client request (due warning systemas visits centralized or manager or credit analyst) or if there are specific operation outside the previous classification.

Transaction Decision-Making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

For this, we designed a system called "Special Surveillance Firms" (FEVE, initials in Spanish) that distinguishes four categories based on the level of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). Inclusion of a company in FEVE System does not mean that a default has occurred, but it is advisable to adopt a specific policy with it, allocating a responsible and setting the deadline for implementation of the policy. Customers classified in FEVE are reviewed at least every six months or every quarter in the case of customers most severe categories. The classification of a company in FEVE derives from the actual monitoring, the review conducted by the internal audit manager responsible for the decision of the company or the triggering of the automatic warning system.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Bacen 2,899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

g) Credit Recovery

The Executive Board Recovery works in the collection and recovery of loans in the Bank's Wholesale and Retail segments and reports directly to the Presidency. Strategies and channels of operation are defined according to the days in arrears and the arrears, resulting in a map of Liability. In the first days of defaut adopt a more intensified recovery model, with specific strategies, with closer internal monitoring. Call centers, including the protection agencies credit, collection of letters by the banking agency and are used during this stage, in order to recover customers. In larger delay and expressive values tracks, also in the Wholesale segment, come into specialized internal teams in restructuring and recovery of loans with direct management of default customers share. Lower values or even more severe delays have made the recovery efforts through outsourced administrative or judicial, according to internal criteria, which are paid according to the successful recovery of overdue amounts.

Statistical tools are used, as the behavior score, to study the behavior of clients and strategize more assertive recovery. These models seek to measure the probability of becoming defaulted customersadjusting collection efforts, aimed at business recovery and cost reduction, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and with low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as responsibility Map, using the time value of default versus risk value - besides other characteristics used to compose the creation of strategies.

Often are executed credit portfolio sales of bad debts run. These credit portfolio sales happen periodically through an auction process in order to best market opportunities.

h) Environmental Risk

Based on its strategy, the guidelines of CMN Resolution 4,327/14 and the self-regulation of Febraban SARB 14 which provide for the Social Responsibility of Financial Institutions, has developed the new Santander Environmental Responsibility Policy (PRSA), approved in December 2014 in the Executive Committee and Board of Directors. The implementation of the policy will increase the inclusion of social and environmental aspects in the analysis and decision-making processes of the organization and will bring improvements to the plan of commitments and long-term results, integrated into the business.

In addition to preparation of the Social and Environmental Responsibility Policy, the resolution brings obligations relating to the governance theme in the organization. Among other things, determined the appointment of an executive responsible for compliance with PRSA. For this assignment was named Manoel Marcos Madureira, Vice President of Communications, Marketing, Institutional Relations and Sustainability. Within the framework the Bank has two main instruments to insert sustainability in its Corporate Governance: the Corporate Governance Committee and Sustainability, which advises the Board on the subject of deliberation at the strategic level; and the Sustainability Office, responsible for providing technical support to other areas in the advancement and implementation of their practices, and to prepare and propose local strategies. This Board is part of the Vice President of Communications, Marketing, Corporate Relations and Sustainability, who reports to the President and, where necessary, to the Executive Committee and the Board of Directors.

In order to meet the commitments made at PRSA will be actions taken during the year 2015 involving the activities and operations of the organization. These actions go beyond the management processes of the Social and Environmental Risk also composing a stimulus agenda to good social and environmental practices involving customers, employees, suppliers and society. The Action Plan for compliance with PRSA, as determined by the resolution was approved by the same maximum cited instances of governance of Santander Brazil.

One of our commitments for 2015 is the implementation of the PRSA progressively and consistently. Santander Brazil is prepared for a collaborative process of building, sharing of experiences and results with key stakeholders and the Central Bank of Brazil. This move will make the national financial system more solid and robust therefore more prepared for a new world economic environment and its challenges.

The Social and Environmental Risk Policy Banco Santander is inserted under the Social and Environmental Responsibility Policy ( PRSA ) of the institution, in line with the new Resolution 4,327 of the Central Bank of Brazil.

This policy is applied to the Wholesale Bank and, in addition to lending, provides analysis of environmental issues in accepting clients. The Environmental Risk area examines the social and environmental management of items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of application of penalties.

A specialized team training in Biology, Chemical Engineering and Engineering Health and Safety and Geology monitors the environmental practices of customers, while our financial analysts assess the damage that unfavorable environmental conditions may cause the financial condition and the guarantees offered by the client, among other effects. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates normally have a more efficient and therefore more likely to honor their commitments and generate good business.

With regard to environmental management, with about 50,000 employees and over 30 million customers, the activity of Santander Brazil generates significant consumption of resources such as energy, water and paper. In all its dimensions, the Bank adopts eco-efficiency strategies to minimize environmental impacts and financial costs.

The Bank has a Corporate Environmental Policy that guides their actions on the subject. It also has ISO 14001 certification in two administrative buildings: Santander Tower and Casa 1, both in São Paulo beyond LEED Gold and Silver in Data Center in Campinas/SP.

Since 2007, all built or refurbished branches are suitable to the standard of Practice Construction Manual, created by the Bank itself, which includes the deployment items such as capturing rainwater (capable of reducing consumption by up to 50%); white roof which reduces the need for air conditioning; and aerators and self-closing faucets (reducing water consumption).

Energy

Santander Brasil has a global goal of reducing electricity consumption by 20 % by 2015, counting from 2011. In 2014 was made a retrofit of approximately 15,000 fluorescent lamps with LED lamps, air conditioning and automation, among others, generating savings of nearly 6 million kWh in 2014.

Water

In 2014 the management of water consumption in Torre Santander included the use of water-saving systems such as automatic faucets, aerators, vacuum exhaust system; It was also implemented centralized monitoring of water consumption at all branches and administrative buildings; the rainwater utilization for discharge or technical (cooling towers) not drinking in Santander Tower and more than 150 branches of the commercial network. In the Data Center in Campinas, tank capable of storing 640,000 liters of rainwater and eliminated the use of water in cooling has been installed.

Waste

The Bank made ??the management of the waste generated in their administrative units allocating them for recycling. Organic and non-recyclable waste is sent to licensed landfill. In Torre Santander, organic waste is dehydrated, reducing the volume by about 75%. In 2014, the Bank ceased to send about 100 tons of organic waste to the landfill.

Greenhouse Gas Emissions

The Bank staff to manage their GHG emissions by the global goal of reducing emissions by 20% by the year 2015, with the comparison base the year 2011.
The monitoring of this goal is made by Ecological Huella, global indicator of eco-efficiency of the Santander Group.
Since 2009, Santander pays its GHG emissions since 2006 and conducts its inventory of emissions by the Greenhouse Gas Protocol system (Brazil GHG Protocol) , which has a maximum certification. The Bank also compensates their GHG emissions, responds to the Carbon Disclosure Project (CDP) and has commitments and reduction targets publicly assumed in the Global Compact. The Bank also encourages society to reduce and offset their emissions through the program Reduce and Offset CO2, online platform with reduction tips , which allows each person to calculate and offset their emissions by purchasing carbon credits.

Environmental Management of Suppliers

Santander Brazil ended the year with about 1,400 active suppliers, among which stand out security sector companies, transport of valuables, technology and Call Center. These suppliers are supported in the Bank contracts for environmental liability provisions aligned with the Global Compact guidelines - Organization of the initiative of the United Nations (UN) to adopt globally accepted practices on issues such as human rights, labor relations, the environment and anti- corruption , which is a signatory since 2007.
In addition to the approval process in which suppliers are evaluated on technical, administrative, legal and environmental aspects, the Bank also has a Supplier Qualification Index (IQF).

Transparency

Every year, we published our Annual Report which brings together economic, social, environmental and governance of the Santander Brazil between January 1 and December 31, 2014. The material follows the Global Reporting Initiative (GRI) - G4 version , the model "comprehensive" report. In addition to the GRI, presents the guidelines established by the Brazilian Association of Listed Companies (Abrasca), the standard AA1000SES (AA1000SES Stakeholders Engagement) and from 2014 began to incorporate some guidelines of the first integrated reporting framework established by the IIRC (International Integrated Reporting Council). This report undergoes assurance process issued by an independent audit.

i) Other Information

(i) The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

37. Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31,128, through the issue of 20 million new common shares. Santander Conglomerate controls such company.

b) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Current Corporate Name of Santander Getnet)

On July 31, 2014, the acquisition of Getnet, announced on April 4, 2014, was concluded.

In the EGM´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. under the terms of the Merger Protocol of Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) dated as of August 29, 2014.

According to the Protocol, Getnet Adquirencia e Serviços para Meios de Pagamento S.A. received the book value of all assets, rights and obligations of Getnet totaling R$42,895, which was extinguished and succeeded by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in all their rights and obligations (merger). Considering that all the shares issued by Getnet were held by Getnet Adquirencia e Serviços para Meios de Pagamento S.A., no increase of the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. following the approval of the merger was made, and the net assets of Getnet was registered in Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in return of the investment account.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and an increase on operational leverage with gains of scale.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occurred between August 1, 2014 to August 31, 2014 were appropriated by Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Current Liabilities and Long-Term Liabilities	396,205
Cash	21,720	Derivative Financial Instruments	4,574
Other Receivables	247,388	Borrowings	169,702
Other Assets	3,383	Other Payables	221,929
Permanent Assets	166,609	Stockholders' Equity	42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total	439,100

c) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of its share capital (40%).

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Banco Santander will continue to originate payroll loan transactions independently through its own channels.

d) Investment in iZettle do Brasil Meios de Pagamento S.A. (iZettle Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17,240.

On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Note 15).

The iZettle Brasil operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

e) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base. It is also expect a reduction in the costs and expenses related to the maintenance of ATMs.

f) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (Current Corporate Name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil DTVM S.A. (Current Corporate Name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.).

The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The sale operations was not concluded until June 30, 2015 and is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

g) Other Corporate Movements

We also performed the following corporate actions:

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. - ME (Compreauto) and Ideia Produções by Webmotors S.A. (Note 15).

On April 30, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet S.A. (Current Corporate Name of Santander Getnet), being the net assets in the amount of R$291 transferred from GoPay to Getnet S.A. (Current Corporate Name of Santander Getnet), dated as of March 31, 2015 (Note 15).

• On March 23, 2015, Santander Participações sold its entire stake in Santos Energy to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127,012 (Note 13).

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 120,000 (Note 13).

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

38. Subsequent Events

a) Changes in the Tax Legislation

On May 21, was published the Provisional Measure 675/2015 amending the rate of the Social Contribution on Net Profit of financial institutions from 15% to 20%, effective from September 2015. The conversion into law of this Measure provisional is pending approval by Congress.

It was published the Decree 8,426/2015 which increased the rate of social contributions PIS and Cofins zero to 0.65% and 4%, respectively, applicable to non-financial corporations, incident on financial revenues, including those resulting from operations hedging and excluding exchange rate variations export and foreign exchange liabilities. The new rates apply in the case of legal entities that calculate these contributions by non-cumulative system and will be in effect from July 1, 2015.

b) Agreement on the acquisition, by Banco Santander (Brasil) S.A. and certain of its subsidiaries, of part of the financial operation of PSA Group in Brazil and a consequent creation of a joint venture

On 24 July 2015 Santander Brasil, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Santander Brasil entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré Crédito, Financiamento e Investimento S.A., and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Santander Brasil, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

39. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$41,905,605 (06/30/2014 - R$34,224,931) Bank and R$43,824,178 (06/30/2014 - R$33,498,106) Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$6,391,826 (06/30/2014 - R$4,297,182), and the total amount of investment funds and assets managed is R$140,523,154 (06/30/2014 - R$131,956,112) recorded as off balance accounts.

c) The insurance contracted in effect on June 30, 2015, the global bank, fires, vehicles and other, have coverage amount of R$1,355,528 (06/30/2014 - R$1,300,039) Bank and R$1,362,023 (06/030/2014 - R$1,300,039) Consolidaded and global bank, was hired insurance with coverage amount of R$204,320 (06/30/2014 - R$224,752), may be used alone or together, provided they do not exceed the contracted amount.

d) Restricted operations were as follows:

Bank/Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2015	06/30/2015	06/30/2014	06/30/2014
Restricted Operations on Assets
Lending Operations	10,134	629	10,100	100
Liabilities Restricted Operations on Assets
Deposits	(10,134)	(629)	(10,100)	(100)
Net Income		-		-

There are no default operations, court challenges on active operations or linked to the funds raised for applying these operations.

e) Obligation Offset and Settlement Agreements - CMN Resolution 3,263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of June 30, 2015 is R$3,110,929, of which R$654,304 up to 1 year, R$1,854,002 from 1 year to up to 5 years and R$605,623 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$1,073 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the firts half of 2015, were valued at R$335,300 (2014 - R$347,307).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

In the context of the transaction, Banco Santander has granted to members of the Getnet S.A. a put option whose purpose all shares of Getnet S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, was not registered any corresponding obligation (Note 15 and 37.b).

For the operation, Banco Santander awarded to members of the Bonsucesso a put option having as object all shares of Bonsucesso held by them, representing 40.0% of the total capital of this company. Considering the conditions for the exercise of the put option, no corresponding obligation was not recorded (Note 15 and 37.c).

****

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
Executive’s Report of Financial Statements

For purposes of compliance with article 25, § 1, VI, Exchange Commission (CVM) Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander or Company) state that discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended June 30, 2015, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Management Report, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Central Bank of Brazil, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executives on June 30, 2015:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero
Vanessa de Souza Lobato Barbosa

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez de Colmenares Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
Executive’s Report of Independent Auditors' Report

For purposes of compliance with article 25, § 1, VI, Exchange Commission (CVM) Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander or Company) state that discussed, reviewed and agreed with the views expressed in the Banco Santander's Independent Auditors' Report for the period ended June 30, 2015, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Management Report, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Central Bank of Brazil, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executives on June 30, 2015:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero
Vanessa de Souza Lobato Barbosa

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez de Colmenares Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
Summary of the Audit Committee Report

The Santander Financial and Non-Financial Group’s Audit Committee was established by the Board of Directors of Banco Santander (Brasil) S.A., the Group´s lead entity, and acts as a single Audit Committee for all institutions belonging to the Group, including the capitalization entity.

According to its Internal Rules, available at www.ri.santander.com.br, the Audit Committee advises the Board of Directors in the oversight of the quality of the financial statements, compliance with rules and legislation, effectiveness and independence of the work performed by the internal and independent auditors, and internal control system effectiveness and operational risk management. The Audit Committee also recommends corrections or improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The assessments of the Audit Committee are based primarily on information received from Executive Officers, internal and independent auditors and the areas responsible for the corporate monitoring of internal controls and operational risks.

The Audit Committee is composed of four independent members, appointed at the Board of Directors´ Meeting held on March 15, 2015. One of the members is also a member of the Board of Directors of Banco Santander (Brasil) S.A.

The Audit Committee acts through meetings with management, auditors and specialists and undertakes analysis of documents and information submitted to it, as well as takes measures regarding other matters requiring attention. The Audit Committee´s six monthly report and the meeting minutes, and attachments, are sent to the Board of Directors. The Audit Committee met with the Board of Directors on January 29, 2015 and July 29, 2015.

The Audit Committee also monitors the results of inspections and recommendations made by regulatory and self-regulating bodies and the respective action plans for the resolution of issues. In this semester, the Audit Committee held specific meetings with the representatives of the Central Bank of Brazil (Bacen).

In addition, the Coordinator participates as a member of the Risk Committee of the Board of Directors and as an observer in the Executive Committees responsible for Operational Risks and Special Occurrences, and Products.

In this six month period ended June 30, 2015 the Audit Committee gave specific attention to the following matters:

(i) The contract between Banco Santander (Brasil) S.A., in conjunction with its wholly owned subsidiary Aymoré CFI S.A., and Banco Santander (Brasil) S.A. for the formation of Banco Bonsucesso Consignado S.A. in which Banco Santander (Brasil) S.A. became the controlling shareholder with a 60% participation.

(ii) The decision by the Federal Supreme Court-STF, which was favorable to Banco Santander (Brasil) S.A., and which resulted in a release of accruals to cover legal obligations in respect of COFINS (Contributions for the Funding of Social Security).

(iii) The increase in provisions recorded in the six month period ended June 30, 2015 which were the object of a material fact release published on June 3, 2015.

Regarding the Audit Committee’s roles and responsibilities in this six month period:

I- Financial Statements

BrGaap - The Audit Committee proceeded with the analysis of the financial statements of the companies comprising Santander Economic and Financial Group, confirming their quality. In this respect, the Committee followed up on the closing of the records of the first half of 2015, prior to the publication of the results for the period, and met with the independent auditors and the professionals responsible for the accounting and preparation of the financial statements.

IFRS - As part of its duties, the Audit Committee also analyzed the financial statements prepared in accordance with International Financial Reporting Standards (IFRS), to comply with the rules applicable to the companies registered with the US Securities and Exchange Commission (SEC) and traded on the New York Stock Exchange (NYSE).

II- Internal Control and Operational Risk Management

The Audit Committee received material and held meetings with the Operational Risk Executive Officer and with the Executive Vice President responsible for Risk, primarily responsible for managing, implementing and promoting internal control and risk management awareness and methodology. The Audit Committee also followed up on the whistle blowing of frauds and errors managed by the Operational Risk area.

These analyses were conducted in conformity with Resolutions CMN 2554/1998 and 3380/2006, Sarbanes Oxley Act- SOX and Circular 249/2004 of the Superintendency of Private Insurance (Susep), as required for Santander Capitalização S.A. and Evidence Previdência Privada, all related to the effective management of the internal control system, regarding the prevention and reduction of operational risks and losses.

III- Social and Environmental Responsibility

The Audit Committee reviewed and recommended to the Board of directors the approval of the rules determined and implemented in the Social and Environmental Policy-PRSA which is required in accordance with Resolution CMN 4327/14 of the Central Bank of Brazil. The Audit Committee also considered the limited review report issued by the independent auditors regarding matters in respect of Sustainability included in the Annual Report of 2014.

IV- Internal Audit

Concerning the internal audit work, the Audit Committee held meetings during the first half of 2015 and met, on several other occasions, by having Internal Audit professionals attending other Audit Committee meetings. At the meetings, the Audit Committee reviewed the planning and work plan for 2015, and monitored the work performed, reports issued, findings and recommendations, with special attention to the implementation of those addressed to areas that controls are considered insufficient or that need improvements.

The Audit Committee reviewed the performance of the Internal Audit function, which results were discussed with the Head of Internal Audit in a specific meeting for that purpose.

V- Independent Audit

The independent auditors are responsible for planning, performing the audit and issuing a report and quarterly special reviews reports of the individual and consolidated financial statements of the Group. As a result of its work, the independent auditors issue recommendation reports regarding the internal control system and the noncompliance with rules and legislation, according to Bacen Circular 3467/09 and Sarbanes Oxley Act- SOX.

With respect to the work performed by the independent audit firm, Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), the Audit Committee formally held meetings in the first half of 2015 with the independent auditors. The main discussions at these meetings involved the financial statements of the first half of 2015, accounting practices, the business continuity plan, deficiencies, comments and recommendations raised in the internal control reports.

The Audit Committee analyzed the services proposals presented by Deloitte, to perform services other than auditing the financial statements, in order to verify the inexistence of conflicts of interest or loss of independence.

VI- Ombudsman

In view of CMN Resolution 3849/2010 and SUSEP Resolution 279/13, which regulate the Ombudsman function for financial institutions, savings capitalization companies and private pension saving schemes, the work performed in the first half of 2015 was presented to and discussed with the Audit Committee. The Ombudsman Report required by CMN Resolution 3849/2010 to be issued to the Brazilian Central Bank (Bacen) will be reviewed in a meeting scheduled for August 2015.

VII- Other Activities

Besides the activities above described, as part of the work inherent in its duties, the Audit Committee met with management and several areas of Santander, for additional analysis, especially:

(i) with Legal Executives for an update on the evolution and treatment given to labor, civil and fiscal contingency liabilities, and the corresponding accounting entry, especially those for the main disputes;
(ii) with Legal Executives responsible for Company registration matters in order to review the Listing prospectus (Manual de Referência), and review the Form 20F filing and recommend its approval by the Board of Directors;
(iii) with Compliance Executives about the Code of Conduct, the internal controls over transactions with related parties, anti-money laundering procedures, the legislation for the prohibition of bribery and the improvements regarding the quality of customer records ;
(iv) with Finance Executives about the implementation of the Basle capital adequacy requirements, and management of liquidity, interest rates, foreign exchange and capital;
(v) with the Vice Presidency of Risk management, for an update on the credit risk management with a focus on the criteria for the evaluation, monitoring of credit risk and the level provisions in this regard;
(vi) with the Vice Presidency of the Branch Network for an update on the procedures concerning customer complaints and matters raised by the internal auditors; and
(vii) with Executives responsible for credit recoveries for an update on the procedures for the renegotiation of loans and the management of the overdue loan portfolio.

During the period, the members of the Audit Committee also attended trainings, talks and presentations relating to its activities and on normative acts of the interest of and with impact to the Conglomerate.

Conclusion

On the basis of our work and assessments performed, and taking into consideration the context and scope of its duties, the Audit Committee concluded that the work undertaken as described above is adequate and provides transparency and quality to the financial statements referred to above as at June 30, 2015 of the Santander Economic and Financial Group, recommending their approval by the Board of Directors of Banco Santander (Brasil) S.A.

Audit Committee
São Paulo, July 28, 2015
Celso Clemente Giacometti
Elidie Palma Bifano
Graham Charles Nye – Financial Expert
René Luiz Grande - Coordinator

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer